UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

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Janus Capital Group Inc.

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JANUS CAPITAL
Group

March 16, 2011

Dear Shareholder:

We cordially invite you to attend the Annual Meeting of Shareholders of Janus Capital Group Inc., which will be held at the JW Marriott Hotel, 150 Clayton Lane, Denver, Colorado, Thursday, April 28, 2011, at 10:00 a.m., local time.

At the Annual Meeting, you will be asked to vote on proposals to (i) elect three directors; (ii) ratify the appointment of our independent auditor; (iii) approve, by non-binding vote, executive compensation ("say-on-pay vote"); (iv) recommend, by non-binding vote, the frequency of the say-on-pay vote; and (v) consider other business as may properly come before the meeting.

Pursuant to the rules of the Securities and Exchange Commission, we have elected to provide access to our proxy materials over the Internet. Accordingly, we will mail, on or before March 16, 2011, a Notice of Internet Availability of Proxy Materials ("Notice") to our shareholders of record and beneficial owners as of the close of business on March 1, 2011. On the date of mailing of the Notice, all shareholders and beneficial owners will have the ability to access all of the proxy materials on the following Web sites: www.proxyvote.com and http://ir.janus.com/sec.cfm.

The Notice will also identify (i) the date, time and location of the Annual Meeting; (ii) the matters to be acted upon at the Annual Meeting and the recommendation of our Board of Directors with regard to such matters; (iii) a toll-free telephone number, an e-mail address and a Web site where shareholders can request a paper or e-mail copy of the Proxy Statement and a form of proxy relating to the Annual Meeting; (iv) information about how to access and vote the form of proxy; and (v) information about how to obtain directions to attend the Annual Meeting and vote in person. These proxy materials will be available free of charge.

Your vote is important. We encourage you to access and read the proxy materials and vote promptly. If you attend the Annual Meeting, you may vote in person even if you previously voted by proxy. Thank you for your interest and support.

Sincerely,

Steven L. Scheid
Chairman of the Board

PROXY STATEMENT TABLE OF CONTENTS

	Page
Voting Information	1
Proposal No. 1 – Election of Directors	6
Information about Nominees and Other Directors	6
Board of Directors Meetings and Committees	10
Board Leadership Structure and Risk Oversight	13
Corporate Governance	14
Director Compensation	16
Audit Committee Report	20
Proposal No. 2 – Ratification of the Appointment of Deloitte & Touche LLP as Independent Auditor	22
Stock Ownership of Certain Beneficial Owners and Management	24
Executive Officers of the Company	26
Compensation Discussion and Analysis	28
• Executive Summary	28
• Pay Governance and Decision-Making	31
• Compensation Risk Assessment	32
• Philosophy and Objectives of Executive Compensation	33
• Compensation Comparisons to a Peer Group	33
• Elements of Total Compensation	35
• 2010 Company and Individual Performance Measures and Resulting Compensation Awards	37
• Ownership Guidelines, Clawback and LTI Administration	43
• Employment Agreements, Severance and Change in Control Agreements	43
• Other Benefits	44
• Compliance with Section 162(m) and Other Tax Matters	45
Compensation Committee Report on Executive Compensation	46
Executive Compensation	47
Employment Arrangements with Named Executive Officers	51
Equity and Other Incentive Compensation Arrangements with Named Executive Officers	54

2010 Option Exercises and Restricted Stock Vested 58

Equity Compensation Plan Information 58

Pension Benefits 59

Non-Qualified Deferred Compensation for 2010 59

Termination and Change-in-Control Arrangements with Named Executive Officers 59

Proposal No. 3 – Non-Binding Advisory Vote Related to Executive Compensation 71

Proposal No. 4 – Non-Binding Advisory Vote on Frequency of Executive Compensation Vote 74

Legal Proceedings 74

Section 16(a) Beneficial Ownership Reporting Compliance 74

Shareholder Proposals for the 2012 Annual Meeting 74

Householding and Notice Regarding Internet Availability 75

Appendix A – Lipper Charts 76

JANUS CAPITAL GROUP INC.
151 Detroit Street
Denver, Colorado 80206

PROXY STATEMENT

This Proxy Statement, which was available to shareholders as of March 16, 2011, is in connection with the solicitation of proxies by the Board of Directors of Janus Capital Group Inc. ("Board" or "Board of Directors") for the Annual Meeting of Shareholders ("Annual Meeting") to be held Thursday, April 28, 2011, at 10:00 a.m., local time. In this Proxy Statement, we may refer to Janus Capital Group Inc. as the "Company," "Janus," "we," "us" or "our."

In accordance with rules and regulations of the U.S. Securities and Exchange Commission ("SEC"), instead of mailing a printed copy of our proxy materials to each shareholder of record or beneficial owner, we are furnishing proxy materials, which include this Proxy Statement, to our shareholders over the Internet. If you have received a Notice of Internet Availability of Proxy Materials ("Notice") by mail, you will not receive a printed copy of the proxy materials unless you have previously made a permanent election to receive these materials in hard copy. Instead, the Notice will instruct you as to how you may access and review all of the important information contained in the proxy materials. The Notice also instructs you as to how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions in the Notice for requesting such materials included in the Notice.

It is anticipated that the Notice will be available to shareholders on or before March 16, 2011.

Voting Information

Record date

The record date for the Annual Meeting was March 1, 2011 ("Record Date"). You may vote all shares of Janus common stock that you owned as of the close of business on that date. On March 1, 2011, 186,165,509 shares of common stock were outstanding and entitled to vote at the Annual Meeting. Each share of common stock is entitled to one vote on each matter to be voted on at the Annual Meeting.

Votes required to conduct business at the Annual Meeting

We need a majority of the shares of common stock issued and outstanding on the Record Date, present in person or by proxy and entitled to vote, to conduct business at the Annual Meeting or at any adjournment or postponement.

Votes required to elect directors and to adopt other proposals

Under Janus' Bylaws, each director in an uncontested election is elected by a majority of votes cast with respect to that director. A majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. If a current director does not receive a majority of the votes cast, the director shall offer to tender his or her resignation to the Board of Directors. The Nominating and Corporate Governance Committee ("Nominating Committee") will make a recommendation to the Board of Directors on whether to accept or reject the offer of resignation, or whether other action should be taken. The Board of Directors will act on the Nominating Committee's recommendation and publicly disclose its decision within 90 days from the date of the certification of the election results. Brokers do not have discretionary authority to vote shares without direction from the beneficial owner, and broker non-votes will not count as votes cast.

The affirmative vote of a majority of the shares of common stock represented in person or by proxy at the Annual Meeting and entitled to vote on the proposal is required for (i) the ratification of the appointment of Deloitte & Touche LLP ("Deloitte") as our independent auditor for 2011, and (ii) the vote to approve, by non-binding vote, executive compensation ("say-on-pay vote"). Abstentions have the same effect as votes cast against these proposals.

With respect to the frequency of the non-binding say-on-pay vote, we will consider the frequency that was selected by the greatest number of the votes cast. The Board will consider the outcome of the non-binding vote results when making future compensation decisions.

How to vote

As described in the Notice, you may vote by proxy or in person at the Annual Meeting. You may vote by proxy even if you plan to attend the Annual Meeting.

Voting by Proxy. If you hold shares in your name as a holder of record, you can vote your shares (i) over the Internet at www.proxyvote.com until 11:59 p.m. EDT on April 27, 2011; (ii) by telephone, toll free at 1-800-690-6903 until 11:59 p.m. EDT on April 27, 2011; or (iii) by requesting a paper proxy card in accordance with the instructions contained in the Notice and then completing, signing and dating the proxy card and returning it so that it is received by 11:59 p.m. EDT on April 27, 2011. If you hold your shares through a securities broker or nominee (that is, in "street name"), you may vote your shares by proxy in the manner prescribed in the Notice provided to you by such broker or nominee. Many brokers and nominees permit proxy voting by telephone and the Internet.

Voting at the Annual Meeting. Submitting your proxy prior to the Annual Meeting does not limit your right to vote in person at the Annual Meeting if you decide to do so. If you wish to vote in person at the Annual Meeting, we will pass out written ballots for such purpose as requested; however, if you hold your shares in street name, you must obtain a legal proxy from your broker or nominee and bring it to the Annual Meeting to vote in person at the Annual Meeting. Directions to the Annual Meeting from Denver International Airport are as follows:

- Take Pena Boulevard to I-70 westbound.
- Take the Colorado Boulevard exit (Exit 276B).
- Turn left (south) onto Colorado Boulevard.
- Turn right (west) onto E. 1st Avenue.
- Turn right (north) onto Clayton Lane; go ½ block to the JW Marriott at 150 Clayton Lane.

Revoking your proxy

You can revoke your proxy at any time before your shares are voted at the Annual Meeting by (i) delivering a written notice of revocation to the General Counsel and Secretary, Janus Capital Group Inc., 151 Detroit Street, Denver, Colorado 80206; (ii) completing, signing and timely submitting a new proxy card with a later date; or (iii) voting in person at the Annual Meeting. Merely attending the Annual Meeting will not revoke your proxy.

Returning your proxy without indicating your vote

If you return a signed proxy card without indicating your vote and do not revoke your proxy, your shares will be voted as follows: **FOR** the election of the nominees for directors named below; **FOR** the ratification of the appointment of Deloitte as independent auditor of the Company for 2011; **FOR** the approval of executive compensation ("say-on-pay vote"); to recommend an annual say-on-pay vote; and, at the discretion of the person voting the proxy, on any other matter properly brought before the Annual Meeting.

Voting to abstain

With regard to the proposals, you can vote to "abstain." If you vote to "abstain" for any proposal other than for the election of directors or the frequency of the say-on-pay vote, your shares will be counted as present at the meeting for purposes of that proposal and your vote will have the effect of a vote against the proposal. Shares voting to "abstain" for one or more director nominees or the frequency of the say-on-pay vote will have no effect on those proposals.

No appraisal rights

A shareholder has no right under Delaware law, our Certificate of Incorporation or our Bylaws to exercise dissenters' rights of appraisal with respect to any of the matters to be voted upon at the Annual Meeting.

Street name shares may be voted even if you do not submit your proxy or attend the Annual Meeting

Many shareholders hold stock in street name through a broker-dealer or other nominee. Most broker-dealers are members of the Financial Industry Regulatory Authority (formerly known as the National Association of Securities Dealers), which generally does not allow them to vote shares held in street name unless they are permitted to do so under the rules of a national securities exchange to which they belong. Under the rules of the New York Stock Exchange ("NYSE"), NYSE member brokers who do not receive instructions from beneficial owners are not entitled to vote on the director election and say-on-pay proposals presented in this Proxy Statement. See "Proposals You May Vote On" (on page 4) for further information.

Other matters to be decided at the Annual Meeting

All of the matters we knew about as of the Record Date to be brought before the Annual Meeting are described in this Proxy Statement. If any matters were to properly come before the Annual Meeting that are not specifically set forth on your proxy card and in this Proxy Statement, the persons appointed by the Company to vote the proxies would vote on such matters at their discretion.

Postponement or adjournment of the Annual Meeting

If the Annual Meeting were to be postponed or adjourned, your proxy would still be valid and may be voted at the postponed or adjourned meeting in the manner described in this Proxy Statement. You would still be able to revoke your proxy until it was voted.

Attendance at the Annual Meeting

You will need proof of ownership to enter the Annual Meeting. If your shares are held beneficially in the name of a bank, broker or other holder of record and you plan to attend the Annual Meeting, you must present proof, such as a bank or brokerage account statement, of your ownership of Janus stock as of March 1, 2011, to be admitted to the Annual Meeting. At the Annual Meeting, representatives of Janus will also confirm your shareholder status. Shareholders must also present a form of personal identification to be admitted to the Annual Meeting. ***NO CAMERAS, RECORDING EQUIPMENT, ELECTRONIC DEVICES, BAGS, BRIEFCASES, PACKAGES OR SIMILAR ITEMS WILL BE PERMITTED AT THE ANNUAL MEETING.***

Special instructions apply for employee plan shares

Each participant in the Employee Stock Ownership Plans ("ESOPs") of Janus and Kansas City Southern ("KCS") may instruct the trustee of these ESOPs on how to vote the shares of Janus common stock held on behalf of the participant. The trustee of each ESOP must receive your voting instructions for the common stock allocated to your ESOP account before April 27, 2011. If the trustee for the KCS ESOP does not receive your voting instructions before that date, your ESOP shares will not be voted. If the trustee for the Janus ESOP does not receive your voting instructions before April 27, 2011, it will vote those shares as well as any shares held by the respective ESOP that are not allocated to participant accounts, subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, in the same proportion as the votes that it receives for the allocated shares held by the respective ESOP. You may vote your shares (i) over the Internet at www.proxyvote.com until 11:59 p.m. EDT on April 27, 2011; (ii) by telephone, toll free at 1-800-690-6903 until 11:59 p.m. EDT on April 27, 2011; or (iii) by requesting a paper proxy card from Janus in accordance with the instructions contained in the Notice and completing, signing and dating the proxy card and returning it so that it is received by April 27, 2011.

On March 1, 2011, there were 1,952,022 outstanding Janus shares in the Janus ESOP, and 403,394 outstanding Janus shares in the KCS ESOP.

Cost of Proxy Solicitation

The Company will pay the expenses of preparing the Notice and other proxy materials and the solicitation by the Board of Directors of your proxy. Our directors, officers and employees, who will receive no additional compensation for soliciting, and Georgeson Shareholder Communications Inc. may solicit your proxy by telephone or other means. The Company will pay Georgeson Shareholder Communications Inc. a fee of $12,000 plus expenses and will reimburse brokers for costs they incur in mailing the Notice and any other proxy materials.

PROPOSALS YOU MAY VOTE ON

Proposal No. 1: Election of Directors.

The Board has nominated Paul F. Balser, Jeffrey J. Diermeier and Glenn S. Schafer for election as directors of the Company for a term ending at the 2014 Annual Meeting. Detailed information about each of the Company's nominees begins on page 6. If any director is unable to stand for re-election, the Board may reduce the size of the Board, designate a substitute or leave a vacancy unfilled. If a substitute is designated, proxies voting on the original director candidate will be cast for the substituted candidate. We expect that each nominee will be able to serve as a director.

Each director in an uncontested election is elected by a majority of votes cast with respect to that director. A majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. If a current director does not receive a majority of the votes cast, the director shall offer to tender his or her resignation to the Board. The Nominating Committee will make a recommendation to the Board on whether to accept or reject the offer of resignation, or whether other actions should be taken. The Board of Directors will act on the Nominating Committee's recommendation and publicly disclose its decision within 90 days from the date of the certification of the election results. Brokers do not have discretionary authority to vote shares without direction from the beneficial owner; however, pursuant to Delaware law, a broker non-vote will not be treated as a vote cast.

> *THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED IN PROPOSAL NO. 1.*

Proposal No. 2: Ratification of the Appointment of Deloitte & Touche LLP as Independent Auditor.

The Audit Committee has recommended, and the Board has approved, the appointment of Deloitte & Touche LLP ("Deloitte") as the Company's independent auditor for fiscal year 2011. The Board proposes that such appointment be ratified by the Company's shareholders. Deloitte has served as our independent auditor since 2002. Representatives of Deloitte will attend the Annual Meeting and will be available to answer appropriate questions. They will also have the opportunity to make a statement if they desire to do so.

Audit services provided by Deloitte during fiscal years 2008, 2009 and 2010 included audits of the Company's consolidated financial statements, which are included in the Company's Annual Reports on Form 10-K and certain other filings with the SEC. In addition, Deloitte provided various other services to the Company during fiscal years 2008, 2009 and 2010 as described under Proposal No. 2, which begins on page 22.

Approval of Proposal No. 2 requires the affirmative vote of a majority of the shares present or represented by proxy at the Annual Meeting and entitled to vote on this proposal.

> ***THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL NO. 2, TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITOR FOR FISCAL YEAR 2011.***

Proposal No. 3: Non-binding Advisory Vote Related to Executive Compensation.

Pursuant to regulations recently adopted by the SEC and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, our shareholders are being provided with the opportunity to consider the compensation of our Company's named executive officers ("say-on-pay vote") by voting for or against the resolution below. As provided for in the regulations, the vote is considered advisory and non-binding on the Company and its Board of Directors. Although it is non-binding under the regulations, the Board and its Compensation Committee value the opinions that our shareholders express in their votes.

> **RESOLVED**, that the shareholders approve the compensation of the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and any related material disclosed in this Proxy Statement.

Approval of Proposal No. 3, which begins on page 71, requires the affirmative vote of a majority of the shares present or represented by proxy at the Annual Meeting and entitled to vote on this proposal.

> ***THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" PROPOSAL NO. 3, APPROVING A NON-BINDING ADVISORY VOTE ON OUR NAMED EXECUTIVE OFFICERS' COMPENSATION.***

Proposal No. 4: Non-Binding Advisory Vote on Frequency of Executive Compensation Vote.

Pursuant to regulations recently adopted by the SEC and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"), you are being asked to provide a non-binding recommendation as to the frequency of which Janus shareholders will have an opportunity to provide a non-binding advisory say-on-pay vote by choosing annually (every year), biennially (every two years), triennially (every three years) or to abstain from the vote.

The Board and its Compensation Committee recommend an advisory say-on-pay vote annually (every year).

For the purposes of Proposal No. 4, which begins on page 74, the Company will consider the frequency option selected by the greatest number of the votes cast.

> ***THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE TO HAVE AN ADVISORY VOTE ANNUALLY REGARDING NAMED EXECUTIVE OFFICERS' COMPENSATION.***

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

Our Board of Directors currently has 14 directors divided into three classes. Effective upon the expected retirement of Landon H. Rowland and Lord Robert Skidelsky on April 27, 2011, the Board will be reduced to twelve (12) seats with no vacancies pursuant to a previously adopted Board resolution and in accordance with the Company's Bylaws. Members of each class serve for three-year terms. Shareholders elect one class of directors at each annual meeting.

The Board has nominated Messrs. Paul F. Balser, Jeffrey J. Diermeier and Glenn S. Schafer for election as directors of the Company for a term ending at the 2014 Annual Meeting. Messrs. Balser, Diermeier and Schafer are current directors of the Company. Each nominee has indicated to the Company that he would serve if elected. We do not anticipate that Messrs. Balser, Diermeier or Schafer would be unable to stand for election, but if that were to happen, the Board may reduce the size of the Board, designate a substitute or leave a vacancy unfilled. If a substitute is designated, proxies voting on the original director candidate will be cast for the substituted candidate.

Information about Nominees and Other Directors

Nominees for election to the Board of Directors for a three-year term expiring in 2014

Paul F. Balser, age 69, has been a director of the Company since June 2000. He served as lead director until January 2006 at which time he began serving as the presiding director for all executive sessions of the Board of Directors. He has been a partner of Ironwood Partners, LLC since December 2001; a partner of Ironwood Manufacturing Fund LP since July 2003; and a partner of Ironwood Management Partners Fund II, LP since October 2007. Mr. Balser has been a director of Tweedy, Browne Funds Inc. (a mutual fund investment company) since 2000 as well as several private companies. He was a partner of Generation Partners, L.P. from August 1995 to September 30, 2004. Except for Tweedy, Browne Funds Inc., all of the above-referenced firms are investment firms specializing in privately negotiated equity transactions. He was a partner of Centre Partners, L.P., which also specialized in privately negotiated equity and venture capital investments, from September 1986 through July 1995. In determining that Mr. Balser should serve as a director of the Company, the Board identified Mr. Balser's extensive experiences related to investment management, private equity, general executive management at Ironwood Partners and Tweedy, Browne Funds, and his service on the board of directors of more than 25 public and private companies during his career.

Jeffrey J. Diermeier, age 58, has been a director of the Company since March 2008. Mr. Diermeier is a director of the University of Wisconsin Foundation (a non-profit fundraising corporation) and chairman of its Investment Committee. At the end of 2010, he became an owner and Chairman of L.B. White Company (a heating equipment manufacturer) in Onalaska, Wisconsin. He is also a minority-owner and advisory board member of Stairway Partners, LLC (a registered investment adviser located in Chicago), and in January of 2011 became a director of Adams Street Partners (a private equity firm located in Chicago). In January 2009, he became a trustee of the Board of the Financial Accounting Foundation, which oversees the Financial Accounting Standards Board, and he is a member of the Focus Advisory Board. From 2005 until January 2009, he served as President and Chief Executive Officer of the CFA Institute (a non-profit educational organization for investment professionals) in Charlottesville, Virginia, and was a member of the CFA Institute's Board of Governors. Between 1975 and 2004, Mr. Diermeier served in a number of capacities in the Global Asset Management division of UBS and predecessor organizations, primarily Brinson Partners, Inc., beginning as an equity analyst and culminating as its Global Chief Investment Officer from 2000 to 2004. Mr. Diermeier holds the Chartered Financial Analyst designation. In determining that Mr. Diermeier should serve as a director of the Company, the Board identified Mr. Diermeier's extensive oversight experiences related to financial reporting and corporate governance standards as a trustee of the Board of Financial Accounting Foundation, portfolio manager and analyst credentials while at CFA Institute, mutual fund and investment adviser oversight while at UBS, corporate oversight as a member of several boards of directors and committees, and general executive management while at CFA Institute and UBS.

Glenn S. Schafer, age 61, has been a director of the Company since December 2007. Mr. Schafer is also a director of Beckman Coulter Inc. (a biomedical testing equipment manufacturer), Skilled Healthcare Group, Inc. (a holding company with subsidiaries that operate nursing and assisted living facilities), the Michigan State University Foundation (a non-profit fundraising corporation) and GeoOptics LLC (a weather satellite manufacturer). Mr. Schafer also serves as the Interim Chief Financial Officer for GeoOptics LLC. Mr. Shafer served as Vice Chairman of Pacific Life Insurance Company ("Pacific Life") from April 2005 until his retirement in December 2005. He was a member of Pacific Life's board of directors and President of Pacific Life from 1995 to 2005. He was Executive Vice President and Chief Financial Officer of Pacific Life from 1991 to 1995. From 2006 to 2007, he served on the board of directors for Scottish Re Group. In determining that Mr. Schafer should serve as a director of the Company, the Board identified Mr. Schafer's extensive accounting and financial background as a former Chief Financial Officer at Pacific Life, investment and capital management experience as a senior executive and board member of Pacific Life, corporate oversight as a member of several boards of directors and committees, and general executive management experience as a senior executive and board member of Pacific Life.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE ABOVE NOMINEES.

Directors continuing in office – terms expiring in 2012

Timothy K. Armour, age 62, has been a director of the Company since March 2008 and served as Interim Chief Executive Officer ("Interim CEO") of the Company from July 2009 until February 1, 2010. He serves as a director of AARP Services Inc. (a non-profit organization for retired persons) and as a trustee of AQR Mutual Funds (a mutual fund investment company). In May 2010, Mr. Armour was appointed a director of ETF Securities, a private offshore issuer of exchange traded funds and commodities, located in the Channel Islands. He was Managing Director of Morningstar Inc. from 2000 until his retirement in March 2008. Mr. Armour was Morningstar Inc.'s President from 1999 to 2000 and its Chief Operating Officer from 1998 to 1999. Morningstar provides investment research, including stock and fund analysis, reports and tools, as well as company, investing, and financial news. From 1992 to 1998, he served as President of the Mutual Funds Division of Stein Roe & Farnham, Inc. In determining that Mr. Armour should serve as a director of the Company, the Board identified Mr. Armour's extensive oversight experiences related to mutual fund and other asset management companies, domestic and international distribution channels, evaluation of investment products and investment performance, and general executive management as an executive officer at Morningstar and Stein Roe & Farnham.

J. Richard Fredericks, age 65, has been a director of the Company since October 2006. He also serves as Managing Director of the money management firm Main Management LLC, as a director of Community Bancorp LLC (a bank holding company), and Chambers & Chambers Wine Merchants, LLC (an importer and distributor of fine wines), and serves on the boards of several non-profit organizations. From 1977 to 1999, he worked at Banc of America Securities (formerly Montgomery Securities), initially as a partner and later as Senior Managing Director. From 1999 to 2001, he served as U.S. Ambassador to both Switzerland and Liechtenstein, and from February 2003 to April 2006, he served as a director for Chiron Corporation until it was acquired by Novartis International AG. In determining that Mr. Fredericks should serve as a director of the Company, the Board identified Mr. Fredericks' extensive experiences related to investment management, security analyst, investment banking while at Banc of America Securities and corporate oversight as a member of several boards of directors.

Lawrence E. Kochard, age 54, has been a director of the Company since March 2008. Mr. Kochard is the Chief Executive Officer of the University of Virginia Investment Management Company and is Chairman of the College of William & Mary Investment Committee. From 2004 to 2010, he was the Chief Investment

Officer for Georgetown University and Managing Director of Equity and Hedge Fund Investments for the Virginia Retirement System from 2001 to 2004. Mr. Kochard worked as an Assistant Professor of Finance at the McIntire School of Commerce at the University of Virginia from 1999 to 2001. He started his career in financial analysis and planning, corporate finance and capital markets for E.I. DuPont de Nemours and Company, Fannie Mae and The Goldman Sachs Group, Inc. Mr. Kochard holds the Chartered Financial Analyst designation. In determining that Mr. Kochard should serve as a director of the Company, the Board identified Mr. Kochard's extensive experiences related to investment management, investment adviser oversight, general executive management and his economic-focused academic background while a senior executive officer on the investment teams of University of Virginia, Georgetown University, Virginia Retirement System, Fannie Mae and The Goldman Sachs Group.

Steven L. Scheid, age 57, has been Chairman of the Board of the Company since January 2004 and a director of the Company since December 2002. He is also a director of Blue Nile Inc. (an online jewelry retailer). He was CEO of the Company from April 2004 until the end of 2005. Mr. Scheid was a director of The PMI Group, Inc. (a private mortgage insurer) from 2002 to 2009 and Vice Chairman of The Charles Schwab Corporation and President of the Schwab Retail Group from 2000 to 2002. He also served as the Chief Financial Officer of The Charles Schwab Corporation from 1996 through 1999 and was Chief Executive Officer of Charles Schwab Investment Management from 1998 to 2000. From 2001 to 2002, Mr. Scheid served as the Federal Reserve Bank of San Francisco's representative on the Federal Advisory Council in Washington, D.C., advising the Federal Reserve System on economic, banking and regulatory issues. In determining that Mr. Scheid should serve as a director of the Company, the Board identified Mr. Scheid's extensive accounting and financial background as a senior executive officer at Charles Schwab and the Federal Reserve Bank; knowledge of Janus and its subsidiaries as a former CEO of Janus; investment, capital and risk management oversight as a senior executive officer at the Company, The Charles Schwab Corporation and the Federal Reserve Bank; corporate oversight as a member of several boards of directors and committees; and his general executive management experience as a senior executive officer at the Company and The Charles Schwab Corporation.

Directors continuing in office – terms expiring in 2013

G. Andrew Cox, age 66, has been a director of the Company since October 2002. He serves as a visiting professor at the Daniels College of Business, University of Denver, since 1999, and serves on the boards of several non-profit organizations. He has served as an adjunct professor at the Daniels College of Business, University of Denver from 1995 to 1999, and served as Vice President of investments and portfolio manager at Founders Family of Mutual Funds from 1976 to 1988, and as a portfolio and security analyst for Berger Associates from 1972 to 1976. Mr. Cox also served as a director of Montgomery Partners and as a Trustee of The Montgomery Funds, The Montgomery Funds II and The Montgomery Funds III from 1989 until 2004. In determining that Mr. Cox should serve as a director of the Company, the Board identified Mr. Cox's extensive investment management, mutual fund and investment adviser oversight background as a senior member of the investment teams for Founders Family, Berger Associates and Montgomery Partners, and general executive management experience as a senior executive officer at Founders Family.

Deborah R. Gatzek, age 62, has been a director of the Company since March 2004. She is a securities law attorney and serves on the boards of three non-profit organizations. She served as Chief Counsel to the Mutual Fund and Broker Dealer subsidiaries of ING Americas (an investment management firm) from 2001 to 2003. She was a partner in Stradley, Ronan, Stevens & Young, a law firm, from 2000 to 2001, and she served as Senior Vice President and General Counsel of Franklin Resources, Inc. (an investment management firm) from 1983 through 1999. In determining that Ms. Gatzek should serve as a director of the Company, the Board identified Ms. Gatzek's extensive background related to mutual fund, broker-dealer, investment adviser and corporate governance oversight in her role as the chief legal adviser at ING Americas and Franklin Resources and as a partner at Stradley, Ronan, Stevens & Young. The Board also considered her legal, academic and general executive management experiences in senior and executive positions at ING Americas, Franklin Resources and Stradley, Ronan, Stevens & Young. Ms. Gatzek also provides the Board with extensive experience in the analysis of public company filings, disclosures and financial statements, as well as business practices and strategies.

Robert T. Parry, age 71, has been a director of the Company since March 2005. Mr. Parry is also a director of PACCAR Inc. (a commercial truck manufacturer) and a director of the National Bureau of Economic Research (a non-profit economic research organization). Mr. Parry served as President and Chief Executive Officer of the Federal Reserve Bank of San Francisco from 1986 to 2004 and was Chief Economist of Security Pacific Corporation from 1970 to 1986. Mr. Parry was a director of Countrywide Financial Corporation (a single-family home mortgage lender) from 2004 to 2008 and is a former President of the National Association of Business Economists. In determining that Mr. Parry should serve as a director of the Company, the Board identified Mr. Parry's extensive expertise in economics and his academic and general executive management experiences as a senior executive officer with the Federal Reserve Bank and Security Pacific Corporation.

Jock Patton, age 65, has been a director of the Company since March 2007. He is also a director of JDA Software Group, Inc. Mr. Patton was non-executive Chairman of Swift Transportation Co., Inc. ("Swift," a freight transportation service provider) from October 2005 until May 2007 and served as a director of Swift from March 2004 until May 2007. He was the independent Chairman of ING Funds Unified Board of Trustees from 2004 until June 2007 (a mutual fund investment company); Chief Executive Officer and director of Rainbow Multimedia Group, Inc. from 1999 to 2001; and President and co-owner of StockVal, Inc. from 1992 to 1997. From 1972 to 1992, Mr. Patton practiced corporate and securities law. In determining that Mr. Patton should serve as a director of the Company, the Board identified Mr. Patton's mutual fund and investment adviser oversight background as a board member and/or senior executive officer of ING Funds, Rainbow Multimedia Group and StockVal, Inc.; corporate oversight as a member of several boards of directors and committees; and his legal and general executive management experiences as a senior executive officer at Rainbow Multimedia Group, StockVal, Inc. and a law firm partner practicing corporate and securities law.

Richard M. Weil, age 47, has served as Chief Executive Officer ("CEO") and a director of the Company since February 1, 2010. He is also a member of the Company's Executive Committee, Janus Capital Management LLC's ("JCM") Executive Committee, INTECH Investment Management LLC's ("INTECH") Board of Directors and Perkins Investment Management LLC's ("Perkins") Board of Directors. Mr. Weil previously served as the global head of Pacific Investment Management Company LLC ("PIMCO") Advisory, was a member of PIMCO's executive committee and was a member of the board of trustees for the PIMCO funds from February 2009 until joining Janus in February 2010. PIMCO is an investment management firm. He served as PIMCO's Chief Operating Officer from 2000 to 2009, during which time he led the development of PIMCO's global business; founded PIMCO's German operations; was responsible for PIMCO's operations, technology, fund administration, finance, human resources, legal, compliance and distribution areas; and managed PIMCO's non-U.S. offices. Mr. Weil served as general counsel for PIMCO Advisors LP from January 1999 through August 2000. Prior to joining PIMCO, Mr. Weil was with Bankers Trust Global Asset Management from 1994 through 1995 and the law offices of Simpson Thacher & Bartlett LLP in New York from September 1989 until 1994. He previously chaired the asset management industry group within the Security Industry and Financial Markets Association ("SIFMA") and was a member of SIFMA's board of directors until 2010. In determining that Mr. Weil should serve as a director of the Company, the Board believes that the CEO of the Company should be a member of the Board and identified Mr. Weil's extensive business and legal experiences in the investment management industry and his general executive management experience as a senior executive officer at PIMCO, Bankers Trust Global Asset Management and as a lawyer for Simpson Thacher & Bartlett LLP. The Board also considered his extensive experience in the development and oversight of public company global operations.

Retiring Directors – Expected Retirement Date of April 27, 2011

Landon H. Rowland, age 73, has been a director of the Company since June 2000 and intends to retire from the Board effective April 27, 2011. Mr. Rowland served as Chairman of the Board from June 2000 until January 2004. He served as President and CEO of the Company from June 2000 until December 2002. Mr. Rowland was a director of KCS from 1983 to 2004, Chairman of the Board of KCS from 1997 to 2000, President of KCS from 1983 to 2000 and Chief Executive Officer of KCS from 1987 to 2000. Mr. Rowland is Chairman of The Lead Bank (a regional bank) and also serves on the boards of several non-profit organizations. In determining that Mr. Rowland should serve as a director of the Company, the Board identified Mr. Rowland's knowledge of Janus and its subsidiaries as a former CEO of Janus, his public company and legal background in his executive officer capacities at KCS and the Company, his corporate and asset management oversight as a member of several boards of directors, and his general executive management experience as CEO of KCS and the Company.

Robert Skidelsky, age 71, has been a director of the Company since January 2001 and intends to retire from the Board effective April 27, 2011. Lord Skidelsky has served on the board of Rusnano Capital (an investment management firm) since 2003 and is also a director of the Centre for Global Studies (an independent policy institute on political economy). He was the Chairman of the Social Market Foundation, London, England, from 1992 to 2002, served on the Board of the Greater European Fund (an investment management firm) from March 2005 to March 2009, was Chair of Political Economy at Warwick University, Coventry, England, from 1990 until 1996, and previously served on the board of Sistema JSFC. He is a fellow of the British Academy, an honorary fellow of Jesus College, Oxford University, Oxford, England, and a member of the Council of the Royal Economic Society. Lord Skidelsky was awarded a Knighthood of the Grand Cross by President Napolitano of Italy and was named to the United Kingdom Parliament's House of Lords in 1991. From 1998 to 1999, Lord Skidelsky served as Principal Opposition Spokesman on Treasury Affairs, House of Lords. In determining that Mr. Skidelsky should serve as a director of the Company, the Board identified Mr. Skidelsky's extensive international, economic and academic experiences as a fellow of the British Academy, an honorary fellow at Oxford University and a member of the Council of the Royal Economic Society.

Board of Directors Independence Determination

The Board has established criteria for determining whether a director is independent from management. These criteria, which are included in the governance guidelines and are available on the Company's Web site at http://ir.janus.com/documents.cfm, incorporate the director independence criteria included in the NYSE corporate governance listing standards (the "NYSE Listing Standards"). Based on questionnaires completed by each director, the Board reviewed all relationships between each director and any member of his or her immediate family and the Company. Based on individual review and the definition of independence in the Company's corporate governance guidelines, the Board has affirmatively determined that it is currently composed of all independent directors except Mr. Richard M. Weil (the Company's CEO). In addition, all members of the Audit, Compensation, Nominating, and Planning and Strategy committees are independent. Under the NYSE rules, Mr. Armour's service as our Interim CEO for approximately seven months did not preclude a determination that he is an independent director following completion of his service as Interim CEO.

Board of Directors Meetings and Committees

The Board met seven (7) times during the 2010 fiscal year. Each incumbent director attended at least 75 percent of the aggregate of (i) the total number of meetings in 2010 of the Board (held during the period that he or she was a director), and (ii) the total number of meetings in 2010 of all committees of the Board on which he or she served (held during the period during which he or she was a director).

The Board's current standing committees include the following:

Nominating and Corporate Governance Committee. The Nominating Committee consists of six independent directors appointed by the Board to serve one-year terms. The members of the Nominating Committee are G. Andrew Cox, Jeffrey J. Diermeier, Deborah R. Gatzek, Robert T. Parry, Jock Patton and Glenn S. Schafer, each of whom is independent under the standards established by the Board and the NYSE. Mr. Parry is Chairman of the Nominating Committee. The Nominating Committee assists the Board in promoting the best interests of the Company and its shareholders through the implementation of sound corporate governance principles and practices. The functions performed by the Nominating Committee include (i) identifying individuals qualified to become Board members and recommending the director nominees to the Board for the next annual meeting of shareholders; (ii) reviewing the qualifications and independence of the members of the Board and various committees on a regular, periodic basis; (iii) recommending to the Board corporate governance guidelines and reviewing such guidelines on a regular basis to confirm that such guidelines and the Nominating Committee's charter remain consistent with sound corporate governance practices and with any legal, regulatory or NYSE requirements; and (iv) leading the Board in its annual review of the Board's performance. We believe that in order for our Board to effectively guide Janus to sustained, long-term success, it must be composed of individuals with sophistication and experience in the many disciplines that impact our business. We sell our products to retail, intermediary, institutional and international clients. To best serve these clients and our stockholders, we seek to ensure that our Board consists of directors who are highly sophisticated in, among other disciplines, domestic and international investment and asset management, finance, economic policy, and the legal and accounting regulations that impact our business. We also believe that the Board should include directors with experience running, overseeing or advising comparable companies in our industry at the chief executive officer and/or the director level.

The Nominating Committee does not have a formal process for identifying and evaluating director nominees; however, the Nominating Committee has engaged search firms to assist in identifying viable candidates. The Nominating Committee ensures that each director nominee satisfies at least the criteria set forth in the corporate governance guidelines. The Nominating Committee considers and evaluates the individual background and qualifications of each director nominee and the extent to which such background and qualifications might benefit the Company based on the size and composition of the Board at the time. In identifying nominees for director, as expressed in the Nominating Committee's charter, it is the policy of our Nominating Committee to seek talented and experienced candidates with professional backgrounds who support a balance of knowledge, experience, skills, expertise and diversity appropriate for the Board as a whole. We believe that our current Board members collectively possess diverse knowledge and experience in the disciplines that impact our business. Prior to nominating a new director candidate, our Nominating Committee considers the collective experience of the existing Board members. Based on this evaluation, the Nominating Committee nominates individuals who it believes can either strengthen the Board's sophistication and experience or further diversify the collective experience represented. Although the Board does not currently have a policy specifically addressing director diversity, the Nominating Committee, guided by the Nominating Committee's charter, generally assesses and considers the diversity of the Board and the effectiveness of its diversity prior to nominating any additional candidates for director. The Nominating Committee evaluates its current composition of Board members and reviews each Board member's and any Board candidate's experiences and professional background that impact our business, including domestic and international investment and asset management, finance, economic policy, legal and accounting regulations, and management oversight at a chief executive officer and/or director level. The Nominating Committee met five (5) times during the 2010 fiscal year. The Nominating Committee operates pursuant to a written charter that was adopted by the Board and is available on the Company's Web site at http://ir.janus.com/documents.cfm.

The Nominating Committee will consider director nominees recommended by shareholders under the same procedure used for considering director nominees recommended by management or other directors. A shareholder who desires to recommend a director nominee for consideration at next year's Annual Meeting should send a written statement to General Counsel and Secretary, Janus Capital Group Inc., 151 Detroit Street, Denver, Colorado 80206, no earlier than December 30, 2011, and no later than January 29, 2012. The nomination must be received before January 29, 2012, to enable the Company to include such director nomination in next year's proxy statement. As more fully set forth in Janus' Bylaws, the written notice should contain, among other items, (i) information regarding the nominating shareholder's ownership of Janus shares (including any derivative ownership); (ii) disclosure by such shareholder with respect to (a) any arrangement or agreement between such shareholder and the director nominee, and (b) such shareholder's intention to appear at the annual meeting for which the proxy relates and whether or not such shareholder intends to solicit proxies in favor of the director nominee; and (iii) biographical information regarding the director nominee of the type required by Regulation 14A under the Securities Exchange Act of 1934, as amended (and any other information that may be required to be disclosed in a proxy statement or otherwise by the SEC), and the delivery of a completed Janus director information questionnaire.

Audit Committee.   The Audit Committee consists of five independent directors appointed by the Board to serve one-year terms. The members of the Audit Committee are Jeffrey J. Diermeier, J. Richard Fredericks, Deborah R. Gatzek, Robert T. Parry and Glenn S. Schafer, each of whom is independent under the standards established by the Board and the NYSE. Mr. Schafer is Chairman of the Audit Committee. The Audit Committee assists the Board in monitoring (i) the integrity of the Company's financial statements; (ii) the independent auditor's qualifications and independence; (iii) the performance of the Company's internal audit function and independent auditors; (iv) the Company's compliance with legal and regulatory requirements; (v) the Company's system of disclosure controls and system of internal controls over financial reporting; and (vi) the Company's risk management process. The Audit Committee has the authority to select and retain (subject to the ratification by the Company's shareholders), and terminate when appropriate, the Company's independent auditor. The Audit Committee is responsible for setting the independent auditor's compensation and overseeing the work of the independent auditor. It also preapproves all audit services and all permitted non-audit services to be provided by the independent auditor. The Audit Committee oversees the resolution of disagreements between management and the independent auditor in the event that they arise. The Board has determined that each member of the Audit Committee meets the experience requirements of the NYSE and that Ms. Gatzek and Messrs. Diermeier, Fredericks, Parry and Schafer qualify as "audit committee financial experts" under the applicable SEC regulations. No member of the Audit Committee serves on an audit committee of more than two other public companies. The Audit Committee met six (6) times during the 2010 fiscal year. The Audit Committee operates pursuant to a written charter that was adopted by the Board and is available on our Web site at http://ir.janus.com/documents.cfm.

Compensation Committee.   The Compensation Committee consists of six independent directors appointed by the Board to serve one-year terms. The members of the Compensation Committee are Timothy K. Armour, Paul F. Balser, G. Andrew Cox, Lawrence E. Kochard, Jock Patton and Robert Skidelsky, each of whom is independent under the standards established by the Board and the NYSE. Mr. Patton is Chairman of the Compensation Committee. The Compensation Committee is appointed to discharge the Board's responsibility relating to the determination of compensation of the Company's independent directors and certain executive officers, and the review and approval of the compensation policy recommended by management with respect to all other employees. The Compensation Committee has the power to (i) authorize and determine all compensation and compensation plans for the officers and supervisory employees of the Company; (ii) administer the incentive compensation plans of the Company in accordance with the power and authority granted under such plans; (iii) determine any incentive allowances to be made to officers and staff of the Company; and (iv) determine, subject to ratification by the majority of independent directors, the compensation package for non-executive directors. The Compensation Committee met six (6) times during the 2010 fiscal year. In connection with his expected retirement, Lord Skidelsky intends to step down as a member of the Compensation Committee on April 27, 2011. The Compensation Committee operates pursuant to a written charter that was adopted by the Board and is available on our Web site at http://ir.janus.com/documents.cfm.

Planning and Strategy Committee. The Planning and Strategy Committee ("Strategy Committee") consists of six independent directors appointed by the Board to serve one-year terms. The members of the Planning and Strategy Committee are Timothy K. Armour, Paul F. Balser, J. Richard Fredericks, Lawrence E. Kochard, Landon H. Rowland and Robert Skidelsky, each of whom is independent under the standards established by the Board and the NYSE. Mr. Balser is Chairman of the Strategy Committee. The Strategy Committee is responsible for oversight related to the following matters: (i) the Company's material business strategies; (ii) the Company's five-year plan and capital structure in addition to potential mergers, acquisitions and divestitures; (iii) industry trends and their implications for Janus; and (iv) product development. The Strategy Committee met two (2) times during the 2010 fiscal year. In connection with their expected retirement, both Mr. Rowland and Lord Skidelsky intend to step down as members of the Strategy Committee on April 27, 2011. The Strategy Committee operates pursuant to a written charter that was adopted by the Board and is available on our Web site at http://ir.janus.com/documents.cfm.

Board Leadership Structure and Risk Oversight

Board Leadership Structure

Mr. Scheid, an independent director, serves as Chairman of our Board and Mr. Weil serves as our CEO. The separation of the Chairman and CEO roles has been in place at Janus since January 2006. We believe our current Board leadership structure positions our CEO as the leader of the Company in the eyes of our shareholders, customers, employees and other key stakeholders, and provides strong leadership for our Board through the Chairman role. We also believe that our current Board leadership structure is the appropriate leadership structure for us at this time because of the abundant industry-specific responsibilities of our CEO, which have increased as a result of today's economic climate. However, we recognize that based on a company's specific circumstances a different board leadership structure may be appropriate for it.

Our Board conducts an annual evaluation to determine whether it and its committees are functioning effectively. As part of this annual self-evaluation, the Board evaluates whether the current leadership structure continues to be optimal for our company and shareholders.

Our Board currently has thirteen (13) independent members and one non-independent member, the CEO. A number of our independent Board members are currently serving or have served as members of senior management or directors of other public companies. We have four board committees comprised solely of independent directors, each with a different independent director serving as chair of the committee. In addition, the Board has appointed Mr. Paul F. Balser to be the Board's presiding director, whose primary responsibility is to serve as the leader of the independent directors in the event our Chairman is unable to attend a Board meeting for any reason. We believe that based upon current circumstances, our Board's mix of independence and experience, along with the independent oversight of the Board by the non-executive Chairman, benefits Janus and its shareholders.

Risk Oversight

Our Board is responsible for overseeing Janus' risk management process. The Board is responsible for reviewing management's processes for identifying risks that face our business, which may include the financial markets, the asset management industry as a whole or Company-specific risks. Based on the foregoing review and discussion, the Board seeks to ensure that corresponding and appropriate risk mitigation strategies are implemented by management. The Board focuses on the most significant, identified risks facing Janus and Janus' general risk management strategy, and evaluates whether these risks are consistent with the Board's judgment as to the appropriate balance of risk and business objectives. The Board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate transactions, acquisitions, capital restructuring and other uses of capital.

The Audit Committee assists the Board in the oversight of Janus' risk management process. The Audit Committee is charged with monitoring the Company's system of disclosure controls, the system of internal controls over financial reporting, and legal and regulatory compliance by the Company. The Audit Committee is responsible for overseeing Company policies with respect to risk assessment and risk management, and for reviewing contingent financial liabilities and risks that may be material to the Company. The Audit Committee also reviews, with assistance of management and outside counsel, major legislative and regulatory developments that could materially impact the Company's contingent liabilities and risks. In addition, the Audit Committee actively works with, and meets at least quarterly with, the Chief Risk Officer who chairs the Global Risk Committee ("GRC") and the Investment Risk Committee ("IRC"), each described below, to oversee the identification of risks and potential risk management strategies. The Audit Committee reports regularly to the full Board.

The Compensation Committee collaborates with management in reviewing the material terms of Janus' existing compensation policies and programs for all employees, and evaluates the intended behaviors that each is designed to incent to ensure that such policies and programs do not encourage excessive risk-taking that could result in a material adverse impact to Janus.

Janus' management is responsible for day-to-day risk management. Our Compliance and Internal Audit departments serve as the primary monitoring and testing functions for Company-wide policies and procedures. Our Investment Risk department, with assistance from the GRC and IRC, monitors and tests our investment strategies on an individual and firm-wide basis. The GRC is composed of senior members of management from our investment risk management, legal, compliance, enterprise risk management, finance, international, distribution, marketing, product development, information technology and operations groups. It manages the day-to-day risk management strategies related to financial risks, new business or changes in existing business, counter-party exposure, new or anticipated regulations and certain sales practices. Committees that are focused on alternative investments and quality control improvement also roll up through the GRC. The IRC is composed of senior members of management from our investment risk management, senior portfolio management and trading teams. It is responsible for qualifying and quantifying the risks each portfolio is taking against its established objectives, evaluating firm-wide exposures and monitoring significant changes in various risk metrics and concentration.

We believe the division of risk management responsibilities described above effectively addresses the risks facing Janus and that our Board leadership structure supports this approach.

Corporate Governance

Governance Guidelines and Policies

Consistent with the Board's commitment to observing good corporate governance practices, the Board has implemented policies and procedures intended to meet the requirements of SEC and NYSE rules. As part of the process, the Board regularly reviews and periodically revises the Company's principles of corporate governance in the form of corporate governance guidelines and charters of the standing committees of the Board, and periodically amends or adopts new policies and practices. Our corporate governance guidelines are available on our Web site at http://ir.janus.com/documents.cfm. The specific policies and guidelines that have been adopted and other actions taken include the following:

- At least a majority of the members of the Board are independent (currently 93 percent are independent members), and all members of the Nominating, Audit, Compensation and Strategy Committees are independent.
- The Board and each committee are required to undertake an annual self-evaluation.
- No director may serve for more than five terms of three years each.
- Directors must submit for the Board's consideration a letter of resignation the day before the next Annual Meeting of Shareholders after reaching the age of 72.
- No director may serve on the Board of more than four public companies in addition to Janus.

- No member of the Audit Committee may serve on the audit committee of more than two public companies in addition to Janus.
- The Board considers the rotation of committee chairs after a chairperson has served for three successive years.
- At least once every three years, a committee of independent directors evaluates the Company's shareholder rights plan, if any. As part of that review, the Board concluded that the then-existing shareholder rights plan should expire by its own terms, effective June 2010. The Board will consider the need to adopt a new shareholder rights plan if circumstances warrant and if the Board believes such action is in the best interests of Janus and its shareholders.
- Stock options issued by the Company may not be repriced without approval of the Company's shareholders.
- Each non-executive director is required within three years from appointment to acquire and maintain shares of Janus common stock with a value (based on the value of the shares at the time of acquisition) equal to $250,000. All of the non-executive directors currently satisfy the above ownership requirement.

Officer Code and Corporate Code of Business Conduct

The Company's Officer Code of Ethics for the Chief Executive Officer and Senior Financial Officers (including its CEO, chief financial officer and controller) (the "Officer Code") and Corporate Code of Business Conduct for all employees are available on our Web site at http://ir.janus.com/documents.cfm. Any future amendments to or waivers of the Officer Code or the Corporate Code of Business Conduct will be posted to our Web site at http://ir.janus.com/documents.cfm.

Executive Sessions of the Board of Directors

The Board has determined that the non-executive members of the Board shall convene periodic executive sessions at least once per year, and such sessions will consist of those directors who are independent under the standards established by the Board and the NYSE. The purpose of these sessions is to promote open discussion among independent directors and provide an opportunity for the directors to address concerns about the Company as well as the performance of the Board itself. Our Chairman, Steven L. Scheid, generally oversees these executive sessions. In the absence of Mr. Scheid, Mr. Paul F. Balser, as the presiding director, is prepared to facilitate these executive sessions. The Board met in executive session more than once in 2010.

Director Attendance at Annual Meeting of Shareholders

The policy of the Board is to encourage its members to attend each annual meeting of shareholders. All of the directors attended the 2010 Annual Meeting of the Company's shareholders.

Communications with the Board of Directors

Individuals desiring to communicate with the presiding director of the Board (Paul F. Balser), the Chairman of the Board (Steven L. Scheid), the non-management directors as a group or any other individual members of the Board shall direct their communications to the attention of Paul F. Balser, Janus Capital Group Inc., 151 Detroit Street, Denver, Colorado 80206. All communications received, other than commercial solicitations or communications that are frivolous or deemed to be not relevant to corporate matters, will be forwarded to the Board or to the relevant Board member.

Compensation Consultant to the Compensation Committee

In 2010, the Compensation Committee's primary compensation consultant was McLagan Partners, Inc. (the "Committee Consultant"). The Committee Consultant, which was engaged directly by the Compensation Committee, provided the Compensation Committee with market compensation data and pay trend information primarily within the financial services industry, and assisted the Compensation

Committee with analyses and recommendations related to Janus' various compensation programs. The Committee Consultant is engaged by the Compensation Committee but also provides Janus' Human Resources department with comparative compensation data that is used to evaluate and recommend compensation targets and payouts. The Committee Consultant also attends Compensation Committee meetings and participates in discussions regarding executive compensation issues.

During fiscal year 2010 and as approved by the Chairman of the Compensation Committee, the Committee Consultant received $52,684 for its services as a consultant to the Compensation Committee, and the Committee Consultant received $140,497 for services provided to our Human Resources department and INTECH, a Janus subsidiary that separately engaged the Compensation Consultant based on the contractual management rights of INTECH senior executives. The vast majority of the services to our Human Resources department and to INTECH consisted of published survey data but did include a customized pay level analysis completed for INTECH. The Compensation Committee reviewed the published survey data that the Committee Consultant provided to our Human Resources department and INTECH, and has determined that the provision of this data did not constitute a conflict of interest nor prevent the Committee Consultant from providing objective independent counsel to the Compensation Committee.

Certain Relationships and Related Transactions

Certain of our directors and executive officers, as well as their immediate family members from time to time may invest their personal funds in Janus-affiliated mutual funds on substantially the same terms and conditions as other similarly situated investors in these mutual funds who are neither directors nor employees.

All transactions that meet the standards set forth in our Related Party Transaction Approval Policy are to be brought before the Audit Committee for review and approval. The Related Party Transaction Approval Policy is available within the Janus Corporate Code of Business Conduct and Ethics Policy on our Web site at http://ir.janus.com/documents.cfm.

DIRECTOR COMPENSATION

Members of the Board who received compensation as officers or employees of Janus did not receive any compensation for serving on the Board. Members of the Board who did not receive compensation as officers or employees of Janus received in 2010 the directors' compensation described below. In support of the Company's continued cost-savings initiatives, Board members' compensation in 2010 remained 20 percent below the levels set in 2008 (except as otherwise noted). The non-executive Chairman compensation for Mr. Scheid was excluded from such reduction for 2010 in recognition of his additional contributions and efforts in 2010 related to the transition of Mr. Weil as CEO.

2010 director compensation consisted of the following:
- A stock grant to all non-employee directors of immediately vested restricted stock units, valued at approximately $80,000
- A cash retainer of $80,000 to all non-employee directors
- An additional cash retainer of $8,000 per committee for directors who are members of the Audit, Compensation, Nominating or Strategy Committee
- An additional cash retainer of $20,000 if the director chairs the Audit Committee
- An additional cash retainer of $12,000 if the director chairs the Compensation, Nominating or Strategy Committee
- An additional annual stock grant of immediately vested restricted stock units valued at approximately $28,000 to the director serving as the lead or presiding director
- An additional annual cash retainer of $250,000, payable in equal quarterly installments, to Mr. Scheid as the non-executive Chairman of the Board

In addition:
- Upon joining the Board, a director receives a one-time restricted stock grant of Janus common stock with a three-year vesting schedule, valued at approximately $100,000
- In recognition of Mr. Scheid's significant time commitment and contributions to Janus in 2010 in his capacity as non-executive Chairman of the Board, and specifically related to his assistance with the transition of the new CEO, the Compensation Committee approved an additional grant to Mr. Scheid of restricted stock with a value on the date of grant of approximately $470,000, which grant was made in April 2010. At the January 2011 meeting of the Compensation Committee, it was determined that Mr. Scheid would not receive an additional restricted stock award in 2011 and will receive only the standard non-executive Chairman compensation listed above

In the event of extraordinary circumstances that require a material increase in the number of Board or committee meetings, the Board may reinstate meeting fees or adjust the annual retainer amounts as deemed appropriate by the Board. All amounts are prorated if a director joins the Board after commencement of the directors' fiscal year.

All members of the Board are reimbursed for reasonable travel and lodging expenses in connection with attending Board and committee meetings. In connection with reducing Janus' cost for Board travel, the Board limits the reimbursement of expenses related to the use of private aircraft by its Board members and executive officers. A director or officer who elects to use a private aircraft for Janus-related business travel (unless under extraordinary circumstances as determined by the Chairman or the CEO) will only be reimbursed at the equivalent cost of a 14-day advance purchase business class airline ticket or comparable fare for domestic flights, or the cost of a first-class airline ticket for international flights (where an international flight is required). If a director travels on a commercial airliner, Janus reimburses up to the cost of a first-class airline ticket.

In addition to the compensation outlined above, the directors are entitled to the following additional benefits:
- Laptop computers are provided at a director's request to facilitate secure access to the directors' meeting materials and other confidential information.
- Director education seminars are reimbursable or paid for by Janus annually. At least one per year is encouraged with no limit on the amount of seminars that a director can attend.
- Janus maintains director and officer insurance coverage and provides directors with special indemnification rights in the form of an indemnification agreement that exceeds the general rights provided under our Certificate of Incorporation and Bylaws.
- As a courtesy to the directors, Janus files any required Forms 3, 4 and 5 under Section 16 of the Securities Exchange Act of 1934 on each director's behalf.
- Janus offers a matching gift program where every dollar contributed by a director in 2010 to an eligible charity is matched dollar-for-dollar up to $2,000.

Subject to any deferral under our Amended and Restated Director Deferred Fee Plan (discussed below), the following chart shows the compensation that each independent director was paid for his or her service in calendar year 2010:

2010 Director Compensation

Name	Fees Paid (2)	Stock Awards (3)	All Other Compensation (4)	Total
Timothy K. Armour (1)	$ 96,000	$ 80,012	$ 2,045	$ 178,057
Paul F. Balser	$ 108,000	$ 108,019 (5)	–	$ 216,019
G. Andrew Cox	$ 96,000	$ 80,012	$ 1,000	$ 177,012
Jeffrey J. Diermeier	$ 96,000	$ 80,012	$ 45	$ 176,057
J. Richard Fredericks	$ 96,000	$ 80,012	–	$ 176,012
Deborah R. Gatzek	$ 96,000	$ 80,012	–	$ 176,012
Lawrence E. Kochard	$ 96,000	$ 80,012	$ 2,045	$ 178,057
Robert T. Parry	$ 108,000	$ 80,012	$ 2,000	$ 190,012
Jock Patton	$ 108,000	$ 80,012	–	$ 188,012
Landon H. Rowland	$ 88,000	$ 80,012	–	$ 168,012
Glenn S. Schafer	$ 116,000	$ 80,012	$ 2,048	$ 198,060
Steven L. Scheid	$ 330,000	$ 550,026 (6)	–	$ 880,026
Robert Skidelsky	$ 96,000	$ 80,012	–	$ 176,012

(1) Compensation for Mr. Armour included in this schedule is in recognition of his services as a member of the Board. His compensation as Interim CEO is included under *"Executive Compensation – Summary Compensation Table"* on page 47.

(2) Amounts represent the annual cash retainers for serving as members of the Board, including non-executive Chairman and committee membership retainers.

(3) The value of each restricted stock and restricted stock unit award is determined by multiplying the fair market value of our common stock (the average of the high and low trading prices) on the grant date by the number of shares granted. Amounts represent restricted stock granted in 2010 for the 2010/2011 annual stock retainer and special recognition awards for the presiding director and non-executive Chairman. The common stock and restricted stock units held by each independent director as of December 31, 2010, are as follows: Mr. Armour holds 52,310 shares of common stock and 58,735 restricted stock units; Mr. Balser holds 81,959 shares of common stock and 55,669 restricted stock units; Mr. Cox holds 11,272 shares of common stock and 50,025 restricted stock units; Mr. Diermeier holds 35,810 shares of common stock and 13,441 restricted stock units; Mr. Fredericks holds 1,089 shares of common stock and 26,841 restricted stock units; Ms. Gatzek holds 11,257 shares of common stock and 39,559 restricted stock units; Mr. Kochard holds 1,116 shares of common stock and 19,407 restricted stock units; Mr. Parry holds 46,902 restricted stock units; Mr. Patton holds 15,615 shares of common stock and 13,441 restricted stock units; Mr. Rowland holds 1,172,262 shares of common stock and 27,379 restricted stock units; Mr. Schafer holds 1,541 shares of common stock and 19,367 restricted stock units; Mr. Scheid holds 144,610 shares of common stock (including ESOP shares) and 53,712 restricted stock units; and Lord Skidelsky holds 6,959 shares of common stock and 39,250 restricted stock units.

(4) *"All Other Compensation"* includes the following:

Name	Matching Gifts (a)	Dividends on Unvested Restricted Stock	Total
Timothy K. Armour (b)	$ 2,000	$ 45	$ 2,045
Paul F. Balser	–	–	–
G. Andrew Cox	$ 1,000	–	$ 1,000
Jeffrey J. Diermeier	–	$ 45	$ 45
J. Richard Fredericks	–	–	–
Deborah R. Gatzek	–	–	–
Lawrence E. Kochard	$ 2,000	$ 45	$ 2,045
Robert T. Parry	$ 2,000	–	$ 2,000
Jock Patton	–	–	–
Landon H. Rowland	–	–	–
Glenn S. Schafer	$ 2,000	$ 48	$ 2,048
Steven L. Scheid	–	–	–
Robert Skidelsky	–	–	–

(a) The amount represents Janus' matching gift in respect of a director's charitable contribution during 2010 under the Janus Matching Gift Program.

(b) Mr. Armour received additional benefits for his services as interim CEO, included under *"Executive Compensation – Summary Compensation Table"* on page 47.

(5) Amount includes $80,012 in restricted stock units granted to Mr. Balser for his annual retainer, and $28,007 in restricted stock units for serving as presiding director in 2010.

(6) Amount consists of $80,012 in restricted stock granted to Mr. Scheid for his annual retainer, and $470,014 in restricted stock in recognition of his significant time commitment and contributions to Janus during 2010 in his capacity as non-executive Chairman of the Board. At the January 2011 meeting of the Compensation Committee, it was determined that Mr. Scheid would not receive an additional restricted stock award in 2011 and will receive only the standard non-executive Chairman compensation.

Amended and Restated Director Deferred Fee Plan. Under our Amended and Restated Director Deferred Fee Plan ("Director Deferred Fee Plan"), a director may elect to defer payment of all or any part of the above director fees until his or her service as a director is terminated. All monetary fees deferred under this plan are credited during the deferral period with the gains and losses of certain Janus-affiliated mutual funds elected by the director. All Janus stock awards deferred under this plan are converted into restricted stock units at the time of grant or at the time of vesting. A director's interest in the deferred monetary fees is payable only in cash in a single payment or in installments upon termination of service as a director or as otherwise elected. Any restricted stock units granted in connection with the deferral of stock are paid in the form of Janus common stock in a single payment or in installments upon termination of service as a director or as otherwise elected. The Director Deferred Fee Plan is intended to comply with Section 409A of the Internal Revenue Code (the "Code"). Paul F. Balser, G. Andrew Cox, Deborah R. Gatzek, Lawrence E. Kochard, Robert T. Parry, Landon Rowland and Robert Skidelsky elected to participate in this plan to defer monetary fees, stock fees or a combination of both during the 2010 calendar year.

Notwithstanding anything to the contrary set forth in any of Janus' previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that incorporated future filings, including this Proxy Statement, the following sections titled "Audit Committee Report" and "Compensation Committee Report on Executive Compensation" (on page 46) shall not be incorporated by reference into any such filings, except to the extent Janus specifically incorporates any of the reports by reference therein.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board is responsible for monitoring (i) the integrity of the financial statements of the Company; (ii) the independent auditor's qualifications and independence; (iii) the performance of the Company's internal audit function and independent auditor; (iv) the compliance by the Company with legal and regulatory requirements; (v) the Company's system of disclosure controls and its system of internal controls over financial reporting; and (vi) the Company's risk management process. The Audit Committee also reviews (with assistance of management and outside counsel) major legislative and regulatory developments that could materially impact the Company's contingent liabilities and risks. In addition, the Audit Committee actively works with, and meets at least quarterly with, the Chief Risk Officer of the Company to oversee the identification of Company risks and potential risk management strategies. The Audit Committee reports regularly to the full Board. The Audit Committee is composed of five independent directors and operates under a written charter adopted and approved by the Board. Each Audit Committee member is independent under the standards established by the Board and the NYSE.

Management has primary responsibility for the financial reporting process, including the preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Management also has responsibility for establishing and maintaining the Company's system of internal controls over financial reporting and assessing the effectiveness of those controls annually, as required by Section 404 of the Sarbanes-Oxley Act of 2002. The independent auditor is responsible for auditing the Company's financial statements and the effectiveness of internal control over financial reporting. The Audit Committee's responsibility is to monitor and review these processes. It is not the Audit Committee's duty or responsibility to conduct auditing or accounting reviews or procedures. Therefore, the Audit Committee has relied on the information provided to it and on management's representation that the financial statements have been prepared with integrity and objectivity, and in conformity with GAAP. The Audit Committee also relied on the representations of the independent auditor included in its report on the Company's financial statements.

The Audit Committee held six meetings during 2010. The meetings were designed, among other things, to facilitate and encourage communication among the Audit Committee, management, the internal auditors and the Company's independent auditor, Deloitte & Touche LLP ("Deloitte"). The Audit Committee discussed with the Company's internal auditors and independent auditor the overall scope and plans for their respective audits. The Audit Committee met with each of the internal and independent auditors, the Company's Chief Compliance Officer and other members of management, separately and as a group, to discuss the results of their examinations and their evaluations of the Company's internal controls.

The Audit Committee reviewed and discussed the audited consolidated financial statements for the fiscal year ended December 31, 2010, with management of the Company and Deloitte. The Audit Committee also discussed with Deloitte matters required to be discussed with audit committees under generally accepted auditing standards including, among other things, matters related to the conduct of the audit of the Company's consolidated financial statements and the matters required to be discussed by Codification of Statements on Auditing Standards, AU Sec. 380, formerly Statement on Auditing Standards No. 61, as amended.

The Company's independent auditor also provided the written disclosures and the letter required by the Public Company Accounting Oversight Board (Rule 3526, *Communication with Audit Committees*

Concerning Independence), and the Audit Committee discussed with the independent auditor its independence from the Company. When considering the independence of Deloitte, the Audit Committee considered whether the provision by Deloitte of services to the Company beyond those rendered in connection with its audit and review of the Company's consolidated financial statements was compatible with maintaining its independence.

Following the Audit Committee's review and these meetings, discussions and reports, and subject to the limitations of the Audit Committee's role and responsibilities referred to above and in the Audit Committee Charter, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements for the fiscal year ended December 31, 2010, be included in the Company's Annual Report on Form 10-K filed with the SEC.

Respectfully,

Members of the Audit Committee

       Glenn S. Schafer, Chairman
       Jeffrey J. Diermeier
       J. Richard Fredericks
       Deborah R. Gatzek
       Robert T. Parry

PROPOSAL NO. 2 – RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITOR

The Audit Committee recommended, and the Board approved, the appointment of Deloitte as independent auditor for the 2011 fiscal year. The Board is proposing that the appointment of Deloitte be ratified by the shareholders of the Company, consistent with the Audit Committee's charter. Deloitte audited our consolidated financial statements for the 2010 fiscal year and performed other services. If the appointment is not ratified by the shareholders of the Company, the Audit Committee will take that into account in determining whether to retain Deloitte as our independent auditor.

Fees incurred by Company for Deloitte

The following table shows the fees paid or accrued by the Company for audit and other services provided by Deloitte for fiscal years ending December 31, 2010 and 2009, respectively:

	2010	**2009**
Audit Fees (1)	$ 888,000	$ 842,000
Audit-Related Fees (2)	156,000	267,000
Tax Fees (3)	91,000	126,000
All Other Fees	–	–
Total	$ 1,135,000	$ 1,235,000

(1) Audit services consisted of the audit of the Company's consolidated financial statements included in its Annual Report on Form 10-K, attestation work required by Section 404 of the Sarbanes-Oxley Act of 2002 needed to issue an opinion on the effectiveness of internal control over financial reporting, reviews of the condensed consolidated financial statements included in its quarterly reports on Form 10-Q, and other audit services that are normally provided in connection with statutory or regulatory filings.
(2) Audit-related fees consisted of financial accounting and SEC reporting consultations, issuance of consent letters, audit of the Company's benefit plans, and other audit services not required by statute or regulation.
(3) Tax compliance fees consisted of tax return filings for certain foreign jurisdictions, assistance with tax audits, and miscellaneous state and federal income tax-related issues.

The Audit Committee has determined that the provision of the services described above is compatible with maintaining the independence of Deloitte.

Audit Committee Preapproval Policies and Procedures. All services performed by Deloitte were preapproved in accordance with the preapproval policy and procedures adopted by the Audit Committee. This policy describes the permitted audit, audit-related, tax and other services (collectively, the "Disclosure Categories") that our independent auditor may perform. The policy requires that a description of the services expected to be performed by our independent auditor in each of the Disclosure Categories be presented to the Audit Committee for approval and cannot commence until such approval has been granted. Normally, preapproval is provided at regularly scheduled meetings. However, the authority to grant specific preapproval between meetings, as necessary, has been delegated to the Chairman of the

Audit Committee. The Chairman must update the Audit Committee at the next regularly scheduled meeting of any services that were granted specific preapproval.

In addition, although not required by the rules and regulations of the SEC, the Audit Committee generally approves a narrow range of fees associated with each proposed service. Providing a range of fees for a service incorporates appropriate oversight and control of the independent auditor relationship, while permitting the Company to receive immediate assistance from the independent auditor when time is of the essence.

At each meeting, the Audit Committee reviews the status of services and fees incurred year-to-date against the original preapproved services and the forecast of remaining services and fees for the fiscal year.

Attendance at Annual Meeting.   A representative of Deloitte is expected to be present at the Annual Meeting with the opportunity to make a statement and to answer appropriate shareholder questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT AUDITOR FOR FISCAL YEAR 2011.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth information regarding beneficial ownership of our outstanding common stock for purposes of voting at the Annual Meeting as of March 1, 2011, by (i) beneficial owners of more than 5 percent of our outstanding common stock who have publicly disclosed their ownership, (ii) each named executive officer (the individuals named in the "*Summary Compensation Table*" on page 47) and each member of our Board, and (iii) all of our officers and directors as a group. The Company has no knowledge of any arrangement that would at a subsequent date result in a change in control of the Company.

Name	Shares of Common Stock Beneficially Owned (1)	
	Number	Percentage
FMR LLC	18,365,808 (2)	9.87 %
Ariel Investments, LLC	14,159,014 (3)	7.61 %
The Vanguard Group, Inc.	9,305,073 (4)	5.00 %
Steven L. Scheid	637,641 (5)(6)(7)	*
Chairman of the Board of Directors		
Timothy K. Armour	111,045 (6)	*
Director		
Paul F. Balser	150,528 (6)	*
Director		
Jonathan D. Coleman	1,190,983 (5)	*
Executive Vice President and Chief Investment Officer – Equity of JCM		
G. Andrew Cox	61,297 (6)	*
Director		
Jeffrey J. Diermeier	49,251 (6)	*
Director		
J. Richard Fredericks	27,930 (6)	*
Director		
Gregory A. Frost	194,499 (5)(7)	*
Executive Vice President, Chief Financial Officer and Treasurer		
Deborah R. Gatzek	50,816 (6)	*
Director		
James P. Goff	816,125 (5)	*
Director of Research of JCM		
Lawrence E. Kochard	20,523 (6)	*
Director		
Robert T. Parry	46,902 (6)	*
Director		
Jock Patton	29,056 (6)	*
Director		
Landon H. Rowland	1,431,613 (6)(7)	*
Director		
Glenn S. Schafer	20,908 (6)	*
Director		
Robert Skidelsky	59,109 (6)	*
Director		

Name	Shares of Common Stock Beneficially Owned (1)	
	Number	Percentage

R. Gibson Smith
  Executive Vice President and Chief Investment Officer – Fixed Income
    of JCM
	837,537 (5)	*

Richard M. Weil CEO and Director	1,221,147 (5)	*
All Directors and Executive Officers as a Group (22 Persons) (5)(6)	7,405,765	3.98 %

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*   Less than 1 percent of the outstanding shares.

(1)   Ownership is based on the number of shares outstanding as of March 1, 2011, plus any shares that may be acquired upon the exercise of options, restricted stock unit distributions or other convertible securities that are exercisable or settable on March 1, 2011, or will become exercisable or settable within 60 days of that date. Except as noted, the holders have sole voting and dispositive power over the shares.

(2)   Based upon information in its Amendment No. 5 to Schedule 13G filed on February 14, 2011. The address of FMR LLC is 82 Devonshire Street, Boston, Massachusetts 02109.

(3)   Based upon information in its Amendment No. 9 to Schedule 13G filed on February 14, 2011. The address of Ariel Investments, LLC is 200 East Randolph Drive, Suite 2900, Chicago, Illinois 60601.

(4)   Based upon information in its Schedule 13G filed on February 10, 2011. The address of The Vanguard Group, Inc. is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.

(5)   Under applicable law, shares that are held indirectly may also be considered beneficially owned. Such shares represented above include the following shares held in Janus' ESOP: Mr. Scheid owns 832 shares; Mr. Coleman owns 11,860 shares; Mr. Frost owns 5,897 shares; Mr. Goff owns 8,108 shares; Mr. Smith owns 5,044 shares; and Mr. Weil owns 395 shares.

(6)   Includes restricted stock units held by certain directors. Such restricted stock units do not have any voting rights, are entitled to dividend equivalents and will be paid in shares of Company common stock upon termination of service as a director, all in accordance with the Amended and Restated Director Deferred Fee Plan. The restricted stock units represented in the amounts shown are as follows: Mr. Armour holds 58,735 units; Mr. Balser holds 55,669 units; Mr. Cox holds 50,025 units; Mr. Diermeier holds 13,441 units; Mr. Fredericks holds 26,841 units; Ms. Gatzek holds 39,559 units; Mr. Kochard holds 19,407 units; Mr. Parry holds 46,902 units; Mr. Patton holds 13,441 units; Mr. Rowland holds 27,379 units; Mr. Schafer holds 19,367 units; Mr. Scheid holds 53,712 units; and Lord Skidelsky holds 39,250 units.

(7)   Mr. Rowland owns 11,700 shares held in a revocable trust of which he is trustee. Mr. Rowland is also deemed to beneficially own 2,022 shares held by his wife in her name only. Mr. Scheid owns 131,399 shares held in a revocable trust of which he is a trustee. Mr. Frost owns 32,330 shares held in a revocable trust of which he is a trustee.

EXECUTIVE OFFICERS OF THE COMPANY

The following is a list of individuals serving as executive officers of the Company or a direct subsidiary as of the date of this Proxy Statement. All Company executive officers are elected annually by the Board of Directors and serve at the discretion of our Board of Directors.

Name	Age	Position
Richard M. Weil	47	CEO and member of the Board of Directors
George S. Batejan	57	Senior Vice President and Global Head of Technology and Operations
Robin C. Beery	43	Executive Vice President and Head of Intermediary and Institutional Distribution, Global Marketing and Product
Jonathan D. Coleman	39	Executive Vice President and Co-Chief Investment Officer of Janus Capital Management LLC ("JCM")
Gregory A. Frost	40	Executive Vice President, Chief Financial Officer and Treasurer
James P. Goff	47	Director of Research of JCM
Heidi W. Hardin	43	Interim General Counsel and Secretary
Brennan A. Hughes	35	Vice President and Principal Accounting Officer
R. Gibson Smith	43	Executive Vice President and Co-Chief Investment Officer of JCM

Richard M. Weil's biographical information is included under "*Directors continuing in office – terms expiring in 2013*" on page 8.

George S. Batejan joined Janus in October 2010 as Senior Vice President and Global Head of Technology and Operations. He is also a member of the Company's Executive Committee, JCM's Executive Committee, and INTECH's Board of Directors. Prior to joining Janus, Mr. Batejan was senior vice president and chief information officer at Evergreen Investments, Inc. He has more than 30 years of global technology and operations experience in the financial services industry, including serving as executive vice president and chief information officer for Oppenheimer Funds, Inc., senior vice president of American International Underwriters (a division of AIG) with global responsibility for Operations and Technology, and was at The Chase Manhattan Bank, N.A. for 18 years where he served in positions ranging from vice president and division executive for the Americas' Service Delivery Group, Private Banking, to vice president and Chief Information Systems Officer, Asia.

Robin C. Beery has served as Executive Vice President of the Company since February 2005, Head of Global Marketing and Product (formerly known as Chief Marketing Officer) since January 2003, President of Janus Investment Fund and Janus Aspen Series (the two trusts of Janus' investment products) since April 2008, Head of the Retail Intermediary Distribution channels since September 2009, and Head of the Institutional Distribution channel since March 2010. She is also a member of the Company's Executive Committee, JCM's Executive Committee, INTECH's Board of Directors and Perkins' Board of Directors. She served as Senior Vice President of the Company from August 2003 to January 2005 and as Vice President of the Company from January 2003 to August 2003. She has served as Head of Global Marketing and Product and Vice President of JCM since April 2002. She previously served as Vice President and

Director of Marketing and Communications for Janus Capital Corporation ("JCC," the predecessor company to JCM) from January 1997 to April 2002, and Assistant Vice President of Retail Marketing for JCC from January 1997 to January 1999.

Jonathan D. Coleman has served as Executive Vice President and Co-Chief Investment Officer ("Co-CIO") of JCM since November 2006. In addition to his Co-CIO duties, he has served as portfolio manager of Janus Fund and other large cap growth portfolios sold through intermediary and institutional channels since November 2007. He is also a member of JCM's Executive Committee and its Investment Risk Committee. He previously served as the portfolio manager for the U.S.-based Janus Enterprise Fund and other mid-cap growth portfolios sold through international, intermediary and institutional distribution channels from 2002 to November 2007. In 1994, Mr. Coleman joined Janus as a research analyst, and from 1997 through 2000, he co-managed Janus Venture Fund. Mr. Coleman holds the Chartered Financial Analyst designation.

Gregory A. Frost has served as Executive Vice President of the Company since January 2008, Chief Financial Officer ("CFO") since March 2007 and Treasurer since September 2009. He is also a member of the Company's Executive Committee, JCM's Executive Committee, INTECH's Board of Directors and Perkins' Board of Directors. Mr. Frost previously served as Senior Vice President from February 2005 to January 2008. He served as Controller of the Company from January 2003 to March 2007 and for JCM and JCC from April 2002 to March 2007. He was Vice President of the Company from January 2003 to February 2005 and served as Assistant Treasurer for JCC from December 1997 to August 2002.

James P. Goff has served as Director of Research of JCM since January 2002. He is also a member of JCM's Executive Committee. Mr. Goff currently serves as portfolio manager of the Janus Global Research Fund (since February 2005), the Janus Research Fund (since February 2007) and the Janus International Research Fund (since July 2010). He previously served as a portfolio manager of Janus' mid-cap growth products, including Janus Enterprise Fund, separate accounts, sub-advised funds and the institutional commingled fund in the mid-cap growth discipline. Mr. Goff was also previously co-manager of Janus Venture Fund and a research analyst. Prior to joining Janus in 1988, he was an associate analyst at Fred Alger Management. Mr. Goff holds the Chartered Financial Analyst designation.

Heidi W. Hardin has served as Interim General Counsel and Secretary of the Company since November 2010. She also serves as Senior Vice President, General Counsel and Secretary of JCM, Janus Distributors LLC and Janus Services LLC. She is responsible for legal matters related to Janus' registered investment adviser, broker dealer and transfer agency and supervises the provision of legal services to Janus' sub-advised business and its private account business. Ms. Hardin previously served as Vice President and Chief of Staff to a former CEO of the Company from 2005 to 2007, and was Vice President and Assistant General Counsel of JCM from 1999 to 2005. Prior to joining Janus in 1999, Ms. Hardin was Vice President and Senior Legal Counsel of Liberty Funds Group in Chicago, Illinois.

Brennan A. Hughes has served as Vice President and Principal Accounting Officer since January 2011. Mr. Hughes oversees corporate accounting, financial reporting and accounting policies, and reports to Mr. Frost, who relinquished his role as Principal Accounting Officer. Mr. Hughes has been with the Company and its subsidiaries since March 2005 and has experience overseeing its key accounting functions, including financial reporting and accounting policies. Before joining the Company, Mr. Hughes worked in the financial reporting group at First Data Corporation.

R. Gibson Smith has served as Executive Vice President and Co-CIO of JCM since November 2006. In addition to his Co-CIO duties, he is portfolio manager of the High Yield discipline and co-portfolio manager of the Flexible Bond discipline, the Balanced discipline and the short duration strategies, and is a member of the Company's Executive Committee, JCM's Executive Committee, JCM's Ethics Committee, JCM's Investment Risk Committee and Perkins' Board of Directors. He previously served as the portfolio manager of the Short Duration discipline from July 2003 to May 2007. From 2001 to 2003, he served as an analyst and assistant portfolio manager. Prior to joining Janus in January 2001, Mr. Smith worked in the fixed-income division as vice president at Morgan Stanley.

COMPENSATION DISCUSSION AND ANALYSIS

<u>EXECUTIVE SUMMARY</u>

Janus' executive compensation programs provide a strong and direct link between pay and both Company and individual performance. We set specific short- and long-term financial and strategic goals for the Company and individual executive goals to enable us to measure and evaluate performance. We believe that if we are successful in reaching these performance goals, we will provide long-term benefits to our public and fund shareholders.

The continued unbalanced economic recovery in the world markets, investor preference towards passive and fixed income products and uncertainty over regulatory policies created both opportunities and difficulties for Janus in 2010. As investors continued to favor passive equity and fixed income strategies over active equity strategies, 2010 total company gross redemptions increased 53 percent compared to 2009, which more than offset an increase of 17 percent in total company gross sales. Total company long-term net flows were $(10.8) billion in 2010 compared to total company long-term net flows of $0.9 billion for 2009. However, our assets under management ("AUM") increased to $169.5 billion at December 31, 2010, compared to $159.7 billion as of December 31, 2009, due to improved market conditions. As a result of higher AUM, 2010 total revenue increased 20 percent from 2009.

In 2010, short-term investment performance in our mathematical equity strategies improved significantly. However, even with this improvement in investment performance, our mathematical equity strategies had net flows of $(10.5) billion during 2010. The combination of prior underperformance and secular headwinds facing mathematical/quantitative long-only managers were the primary drivers behind the continued outflows in 2010.

Despite these business challenges, we continued to focus our efforts in 2010 on (i) delivering superior long-term relative investment performance for our fundholders while improving net flows; (ii) managing our fixed and discretionary expenses to facilitate profit growth and strengthening our balance sheet; (iii) growing our fixed income business; (iv) strategically expanding our global business; and (v) increasing institutional acceptance of our fundamental equity and fixed income products. A more detailed description of these efforts can be found under the subsection "*2010 Company and Individual Performance Measures and Resulting Compensation Awards*." We have further diversified our business through the build-out of our fixed income business, our sales force has increased its productivity and is effectively selling complementary products across the franchise and we continue to exercise financial discipline. As a result of our progress in 2010, we believe Janus is well positioned for future growth.

The following summary of our key accomplishments and performance challenges factored prominently on the Compensation Committee's ("Committee") assessment of the Company's overall performance and on its decisions regarding management compensation for fiscal year 2010.

2010 Key Accomplishments:

- **Investment Performance:** Over the 3- and 5-year periods, our relative long-term investment performance remained strong, particularly for our fundamental equity and fixed income strategies.
    - 62 percent and 92 percent of fundamental equity mutual fund assets outperformed the majority of Lipper peers on a 3- and 5-year basis, respectively[1]
    - 100 percent of fixed income mutual fund assets outperformed the majority of Lipper peers on a 3- and 5-year basis[1]

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[1]   Reflects performance as of December 31, 2010. Complete Lipper rankings are set forth in <u>Appendix A</u>.

- 94 percent and 87 percent of International / Global mutual fund assets outperformed the majority of Lipper peers on a 3- and 5-year basis, respectively[1]
- 50 percent of complex-wide mutual funds had a 4- or 5-star overall Morningstar rating™ based on risk-adjusted returns.
- Short-term investment performance improved significantly at INTECH with 75 percent of mathematical equity strategies beating their respective benchmarks on a 1-year basis as of December 31, 2010, compared to 0 percent as of December 31, 2009.
- Morningstar named Brent Lynn, the portfolio manager of the Janus Overseas Fund, the "2010 International Stock Fund Manager of the Year."

- **Fixed Income Expansion:** Janus' fixed income funds posted an organic growth rate of 39 percent in 2010 compared to an 11 percent organic growth rate for the fixed income industry. AUM as of December 31, 2010 was $15.3 billion, an increase of 49 percent from December 31, 2009.[2]
- **Financial Performance:**
  - 2010 total revenue increased 20 percent from 2009, primarily as a result of higher AUM
  - We continued to strengthen our balance sheet in 2010, increasing cash and marketable securities and further deleveraging the balance sheet. In January 2011, we regained our investment grade rating from Standard & Poor's.
    - Total cash and marketable securities of $669.3 million, as of December 31, 2010, increased 36 percent compared to $493.6 million, as of December 31, 2009.
    - We effectively retired $213 million of Senior Notes (the 2011 Senior Notes ($92.2 million) and the 2012 Senior Notes ($121 million)).
    - We replaced existing secured credit facility with a new unsecured $100 million, 364-day credit facility.
- **Global Business:** We successfully launched several new global and emerging market products and hired two key senior executives to oversee our international businesses and portfolio management of Asian equity products.
- **CEO Hire:** Appointed Richard M. Weil as the Company's new Chief Executive Officer ("CEO") on February 1, 2010.

2010 Performance Challenges:

- **Flagship Product Underperformance:** As a result of underperformance in key fundamental equity strategies, the percentage of fundamental equity mutual fund assets in the top 2 Lipper quartiles on a 1-year basis fell to 34 percent as of December 31, 2010, compared to 83 percent as of December 31, 2009.[1]
- **Long-Term Net Outflows:** In 2010, total company long-term net flows fell to $(10.8) billion from $0.9 billion in 2009. 2010 outflows were driven primarily by three significant mandate losses within fundamental equity and continued outflows in our mathematical equity strategies.
  - Although short-term performance has significantly improved in our mathematical equity strategies, investor sentiment towards passive investing and limited search activity in the institutional marketplace resulted in material net outflows of $(10.5) billion in 2010.
- **Operating Errors:** Two fund administration errors in the third quarter of 2010 resulted in a net charge of $7.1 million.

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[1] Reflects performance as of December 31, 2010. Complete Lipper rankings are set forth in Appendix A.

[2] Organic growth rates for the industry reflect open-ended mutual fund data disclosed by Simfund.

Despite the 20 percent increase in revenues in 2010 as compared to 2009 and the substantial progress made on our strategic priorities, the Committee factored in the Company performance challenges and determined that the core variable compensation funding level (non-investment and non-sales plans) should be flat from 2009 levels, resulting in 2010 funding levels that were 40 percent below our 2007 funding levels (prior to the worldwide economic recession and significant declines in the financial markets in late 2008).

__Highlighted Compensation Practices.__   Detailed information about our Company's pay programs is provided on the follow pages. Our pay programs are intended to (i) reinforce the linkage between pay and performance, and (ii) embody many best practices related to pay governance and pay design, including:

- The variable incentive compensation package of Richard M. Weil, our CEO, is a mix of 37 percent cash and 63 percent long-term equity awards that are subject to performance-based vesting. This aligns a substantial majority of our CEO's variable compensation with the interests of our public shareholders.
- Effective January 26, 2011, Mr. Weil voluntarily terminated his written severance rights agreement. As a result, Mr. Weil is no longer a party to a written agreement covering a termination prior to a change in control.
- Incentive-based or at-risk pay represents approximately 89 percent of our executive officers' total compensation opportunity, excluding special one-time awards. Of our named executive officers' total incentive pay, approximately:
    - 37 percent is in the form of equity awards that are tied to Janus' public shareholder returns.
    - 55 percent is in the form of cash bonus awards tied to the achievement of challenging financial, investment and operating performance goals.
    - 8 percent is in the form of mutual fund units which help link to our clients' investment performance.
- The severance benefits in our named executive officers' written change-in control agreements are limited to two times (2x) an executive's total cash compensation.
- The change-in-control agreements of our named executive officers are no longer subject to tax gross-up payments with respect to any excise tax liability under Internal Revenue Code Section 4999 related to any Section 280G excess parachute payment. Thus, the named executive officers are personally responsible for the payment of any excise tax.
- Janus only provides broad-based perquisites to our named executive officers that are generally similar to (if not the same as) those offered to other Janus employees.
- To support the Company's continued cost-savings initiatives, Board members approved the same 20 percent reduction of their 2010 compensation as was approved in 2009 (except for the non-executive Chairman compensation).
- Janus has implemented the following additional changes to its pay practices over the last few years:
    - Eliminated all formal, written executive employment agreements (except Mr. Weil's offer letter)
    - Eliminated excise tax gross-up payments for any change-in-control agreements on or after January 2009
    - Required substantial ongoing equity and mutual fund ownership levels for executives, including the requirement that each named executive officer hold Janus equity and mutual funds totaling at least four times that executive's base salary
    - Adopted a clawback policy that allows the Company to recapture long-term incentive awards paid to an executive who engages in financial misconduct
    - Shifted equity awards away from stock options to less dilutive restricted stock awards, which further aligns our executive officers' interests with the long-term interests of our public shareholders
- Janus has additional risk-mitigating compensation designs that are more fully described in the "*Compensation Risk Assessment*" subsection.

2011 Compensation Initiatives. To further the Company's alignment with our public shareholders, we are currently working with our executive officers, investment team members and the Committee to redesign our compensation programs. We expect to gradually implement plan changes which will tie aggregate bonus pool funding to a percentage of the Company's profits. Individual incentive compensation will continue to be based on a combination of quantitative performance metrics and qualitative assessments.

In addition, all long-term incentive ("LTI") awards granted on or after January 1, 2012, will include a "double-trigger" requirement in order to receive accelerated vesting upon a change in control of Janus. Specifically, LTI grants effective on or after 2012 will be subject to accelerated vesting only if (i) there is a change in control of Janus *and* (ii) the executive's employment is terminated either by the Company without cause or for "good reason" by the executive (material diminution in duties, reduction in compensation or relocation of the principal place of employment). Vesting acceleration will continue to occur in the event of death, disability or retirement.

PAY GOVERNANCE AND DECISION-MAKING

Compensation Committee's Role. The Committee is the governing body that provides oversight of the levels and type of compensation paid to our named executive officers. The Committee is composed of six independent directors who are responsible for making objective determinations related to compensation design, executive performance evaluations and compensation payouts.

Overall Compensation Structure: Each year, with guidance from the Committee Consultant (described below) and senior management, the Committee establishes the following related to our overall compensation structure:
- The Company performance-based criteria that must be achieved before the variable compensation pool for named executive officers can be funded in accordance with Section 162(m) of the Code (as described in "*Compliance with Section 162(m) and Other Tax Matters*" on page 45)
- The potential funding levels of the core variable compensation pool based on financial goals and key strategic objectives (non-investment and non-sales variable compensation plans)
- The variable compensation levels and maximum payouts for each named executive officer
- The individual performance objectives of each named executive officer
- The actual level of funding of the core variable compensation pool based on the Company's performance against the financial goals and key strategic objectives as approved by the Committee at the beginning of each year, provided that the Committee retains the discretion to consider extraordinary events, changes in the industry, our employees' overall efforts or contributions, the degree of difficulty in meeting financial goals and strategic objectives, market conditions and other factors that can impact executive and employee retention (For 2010, the financial goals and strategic objectives are described in "*2010 Company and Individual Performance Measures and Resulting Compensation Awards*" on page 37.)
- As more fully described below under "*Compensation Risk Assessment,*" the material terms of Janus' existing compensation policies and programs for all employees, the intended behaviors that each is designed to incent, and the risks that such programs may create that could result in a material, adverse impact on Janus

Individual Compensation: The Committee considers numerous factors when determining each named executive officer's actual base and core variable compensation including:
- Market data from the broader investment management industry and Janus' peer group (described in "*Compensation Comparisons to a Peer Group*" on page 33), adjusted where appropriate to reflect differences in the scope of a position, the complexity of the company and other relevant characteristics
- Individual performance, experience, skill, contribution to Janus and the anticipated level of difficulty in finding a replacement for the position

- Tally sheets, which detail all components of each named executive officer's compensation, including salary, bonus and LTI compensation; the value and cost of all perquisites and other personal benefits; and the actual projected payout obligations under potential severance and change-in-control scenarios described under "*Termination and Change-in-Control Arrangements with Named Executive Officers*" on page 59. The compensation detailed in the tally sheets was compared to the competitive market detail for each individual and used to determine 2010 variable compensation payments
- Wealth accumulation analysis, which illustrates the past, present and future values of compensation generated from LTI awards using various stock price assumptions
- The mix of cash and LTI as well as the mix of LTI vehicles (i.e., Janus restricted stock and mutual fund units)
- The Committee Consultant's advice and recommendations
- Input from the independent directors of the Board regarding the evaluation and performance of Janus' CEO to determine his actual total compensation

Compensation Consultant's Role.   The Committee relies in part on advice from the Committee Consultant (McLagan Partners, Inc.). The Committee Consultant provides an objective perspective and comprehensive comparative data on the financial services industry, which enhances the quality of the Committee's decisions. Please refer to "*Corporate Governance – Compensation Consultant to the Compensation Committee*" on page 15 for additional detail as to the Committee Consultant's activities for 2010.

Janus Management's Role.   Management assists the Committee by providing information and recommendations on Janus' various compensation programs. At the beginning of each year, the CEO, in conjunction with Janus' Human Resources department and other key leaders within Janus, recommends to the Committee the financial goals and key strategic objectives for the Company. After the end of each year, management presents the Committee with its evaluation of the Company's performance against the established goals and objectives. The CEO then evaluates the individual performance of each member of the senior management team ("Executive Committee") and recommends levels of compensation to the Committee for review and approval.

COMPENSATION RISK ASSESSMENT

The Committee works with our management team in reviewing the material terms of Janus' existing compensation policies and programs for all employees and the intended behaviors that each is designed to incent or modify. The Committee, in consultation with the Board and management, identifies (i) risks that could threaten Janus' value or that could have a material adverse impact on Janus, and (ii) features of the Company's compensation programs that could encourage excessive risk-taking.

We believe that our executive compensation programs do not encourage excessive risk-taking. In particular, executives' base salaries do not encourage risk-taking because they are fixed amounts. Awards made under our current variable compensation plans have the following risk-limiting characteristics:
- Awards to each executive officer are limited to a fixed maximum amount specified in the respective incentive plan or pursuant to the maximum amounts established under our Section 162(m) performance criteria.
- Various financial and strategic performance criteria are applied in evaluating Company and individual performance; thus, no individual financial metric could drive a significant portion of any individual Executive Committee member's or core employee's compensation.
- Our Denver-based portfolio managers receive incentive compensation from a pool that is funded based on a percentage of management fee revenues.
  - Quarterly incentive compensation to portfolio managers is formulaic and is based on one-, three- and five-year relative investment performance. While this arrangement is formulaic,

70 percent of such compensation is weighted to the three- and five-year periods, reinforcing the importance of superior long-term, rather than short-term, performance.

- Our Denver-based analysts and traders receive incentive compensation from pools that are funded based on a percentage of management fee revenues. These pools are subjectively allocated by senior management using objective and subjective performance metrics and feedback from portfolio managers and peers. Thus, no individual analyst's or trader's compensation is based on individual fund performance, mitigating any short-term risk-taking.
- A significant portion of variable compensation is delivered in long-term incentives (LTI) including JNS equity and mutual fund units, which align behaviors with shareholder and fundholder interests, typically over a four-year period.
- Members of the Committee approve the final variable compensation awards in their discretion, after the review of individual and Company performance, except for quarterly incentive compensation awards under the Investment Incentive Plan that are formulaic based on relative investment performance on a one-, three- and five-year basis.
- For all executive officers, 33 percent to 63 percent of their variable compensation is in several forms of LTI awards (e.g., restricted stock and mutual fund units) that vest over multiple years, which aligns the interests of such officers to long-term shareholder and fundholder interests. The mix of cash and equity awards provides an appropriate balance between short-term and long-term risk and reward decisions.
- Named executive officers and other executive officers are subject to our executive stock ownership guidelines, clawback provisions and LTI granting procedures described on page 43.

PHILOSOPHY AND OBJECTIVES OF EXECUTIVE COMPENSATION

The compensation of all Janus executives depends on a combination of Company and individual performance. We believe that the compensation of our most senior executives, those who have the greatest ability to influence Janus' performance, should be primarily based on Company and individual performance − an approach that reinforces the alignment of interests between our executives and our public and fund shareholders. Reflecting this belief, variable compensation represented (on average) approximately 89 percent of our named executive officers' 2010 total compensation excluding special one-time awards. Our compensation programs provide above-market compensation for strong levels of performance, but below-market compensation for weaker performance. This approach results in actual payouts varying significantly from year to year.

Consistent with our philosophy, our executive compensation programs are designed to reflect five key elements:
- **Alignment:** Align the interests of our executives with those of our public and fund shareholders.
- **Competitive Pay:** Attract, motivate and retain highly qualified executives and other key talent by offering fully competitive total compensation opportunities.
- **Performance:** Reward strong performance against financial and strategic (non-financial) objectives that are balanced over the short- and long-term.
- **Meritocracy:** Promote a performance-based culture with individual compensation levels varying significantly from year to year based on changes in business and individual performance assessed quantitatively and qualitatively.
- **Risk Management:** Mitigate and control excessive risk taking that could harm our franchise.

COMPENSATION COMPARISONS TO A PEER GROUP

We review both a broad sampling of asset management companies and a more select peer group to determine the appropriateness and competitiveness of our compensation programs. The Committee Consultant annually recommends the composition of the competitive peer group to the Committee, which then reviews and discusses such proposed peer group with management.

For the past four years, the Committee has used the same 14-company peer group as the primary basis for evaluating the competitiveness and reasonableness of the named executive officers' proposed and targeted pay levels. This same peer group was used by the Committee when it considered 2010 actual compensation levels for the named executive officers.

In determining the reasonableness of the 14-company peer group, the Committee, supported by guidance from the Committee Consultant, considered that no single competitor firm is exactly like Janus. The Committee also considered that the competitive labor market for senior executive talent in the asset management industry is broad and diverse, encompassing other publicly owned asset management firms, privately owned asset management firms and asset management subsidiaries of larger financial services firms. Against this backdrop, the Committee believes that as a group, the following 14 firms provide a reasonable basis for evaluating executive pay levels and practices given a combination of factors, including the competitors' size, geographic scope, operating approach, product breadth, operating complexity, channel coverage, ownership, history and performance.

Company	AUM ($bns) (12/31/2010)	AUM ($bns) (12/31/2009)
AllianceBernstein L.P.	$ 486.0	$ 495.5
American Century Investments	103.4	85.8
Delaware Investments	150.0	134.0
Eaton Vance Management	188.7	163.1
Franklin Templeton Investments (1)	670.7	553.5
Invesco Ltd.	616.0	423.1
Janus Capital Group	169.5	159.7
MFS Investment Management	222.0	187.5
Morgan Stanley Investment Management	279.0	243.1
Neuberger Berman LLC	190.0	172.9
Nuveen Investments	195.0	144.8
Oppenheimer Funds, Inc.	183.0	167.1
Putnam Investments	121.0	114.9
T. Rowe Price Associates, Inc. (1)	482.0	391.3
Western Asset Management Co.	482.0	482.2

(1) Considered in benchmarking pay for all named executive officers, except for the CEO position. The two exclusions were based upon potential compensation distortions for the CEO role due to the CEO's large equity ownership levels arising from being a founder or partner in such excluded peer group company.

ELEMENTS OF TOTAL COMPENSATION

Our executive compensation programs generally consist of three key elements: (i) fixed compensation (i.e., base salary); (ii) variable compensation, which includes both cash and LTI compensation; and (iii) other benefits. These key elements are summarized in the following table and are described more fully below.

Compensation Element	Objective	Features
Base Salary	Provides a minimum, fixed level of cash compensation to executives.	Represents a relatively low percentage of total compensation. Criteria considered when establishing base salaries: • Job responsibilities and experience • Tenure and sustained performance • Internal equity among executive peers • Competitive market data of our peer companies • Advice from the Committee Consultant (See *"First Component of Total Compensation – Fixed Compensation"* on page 36.)
Variable Compensation (Highlights)	Provides executives with additional compensation linked directly to Company and individual performance.	Represents the largest component of total compensation. This component of compensation can vary significantly from year to year based on Company and individual performance measured against preset financial and strategic objectives. For the Co-CIOs and the Director of Research, variable compensation includes Company, individual and investment-related compensation (as described in *"Investment-based Variable Compensation"* on page 37.)
– Variable Cash	The cash component recognizes executives for Company and individual performance.	Cash bonuses are typically awarded annually in a lump sum following the close of each fiscal year, with the exception of quarterly cash performance compensation under the Investment Incentive Program.
– Variable LTI	The initial value of the LTI component recognizes executives for Company and individual performance. However, because such awards are subject to multi-year vesting, their value at the time of payout will vary based on future fund and Company performance.	LTI awards are granted annually based on performance criteria and are subject to additional three- or four-year, service-based vesting schedules. Designed to align the interests of the named executive officers with public and fund shareholders. For 2010 services, the LTI grant was delivered in restricted stock and mutual funds for the named executive officers.
Other Benefits	Provides executives with health and retirement benefits.	Benefits offered to named executive officers are consistent with those provided to all Janus employees. (See *"Other Benefits"* on page 44.)

First Component of Total Compensation – Fixed Compensation

Each named executive officer receives a base salary that provides a minimum, fixed level of cash compensation. Given the current environment, we did not provide salary increases in 2010 to our named executive officers. Accordingly, 2010 base salaries for our named executive officers remain unchanged from 2009 base salaries.

Named Executive Officer	Position	Annual Base Salary (in thousands)	
		2010	2009
Richard M. Weil	CEO	$ 500 (1)	–
Gregory A. Frost	CFO	$ 400	$ 400
Jonathan D. Coleman	Co-CIO, Equity	$ 500	$ 500
R. Gibson Smith	Co-CIO, Fixed Income	$ 500	$ 500
James P. Goff	Director of Research	$ 500	$ 500
Timothy K. Armour	Former Interim CEO	$ 500 (1)	$ 500 (1)

(1) Annualized amount; actual base salary earned in 2010 is reflected in the *"Executive Compensation – Summary Compensation Table"* on page 47.

Second Component of Total Compensation – Variable Compensation

Our named executive officers are covered under one or more of the following two incentive programs:
- **Executive Incentive Program:** Our core variable compensation program ("Executive Incentive Program") links executives' incentive compensation to Company and individual performance and covers our CEO (Richard M. Weil), our CFO (Gregory A. Frost) and our Co-CIOs (Jonathan D. Coleman and R. Gibson Smith).
- **Investment Incentive Program:** Our investment-based variable compensation program ("Investment Incentive Program") links investment management professionals' incentive compensation to relative investment performance, the level of Janus Denver-managed assets, and the assets managed by individual portfolio managers. Our Director of Research (James P. Goff) is covered under the Investment Incentive Program. Our Co-CIOs (Jonathan D. Coleman and R. Gibson Smith) are covered under both the Executive Incentive Program and the Investment Incentive Program.

Our named executive officers' actual variable compensation awards can vary significantly from year to year and from executive to executive based on Company, individual and team performance. After the end of each year and after certifying that the Company achieved the performance-based criteria in accordance with Section 162(m) of the Code (as described in *"Compliance with Section 162(m) and Other Tax Matters"* on page 45), the Committee determines the actual variable compensation payouts to the named executive officers (generally excluding the formulaic-based compensation derived from the Investment Incentive Program) and each named executive officer's performance against his individual performance criteria.

Variable Compensation Mix

For 2010 performance, the named executive officers' total variable compensation awards were generally split 60 percent cash and 40 percent LTI under our Executive Incentive Program, and 67 percent cash and 33 percent LTI under the Investment Incentive Program (However, Mr. Weil's awards were split 37 percent cash and 63 percent LTI, and Mr. Goff's awards were split 60 percent cash and 40 percent LTI.) The differences in cash and LTI allocations are primarily determined by the terms of the individual compensation programs and market data from our peer group.

Variable Cash Compensation. The named executive officers' variable cash compensation paid out of the Executive Incentive and Investment Incentive programs is in accordance with the Janus Management Incentive Compensation Plan ("2008 Management Plan"). The 2008 Management Plan was approved by our public shareholders in 2008 and identifies the performance criteria that we can use in setting variable compensation for selected officers and employees. The 2008 Management Plan is important because it permits Janus to deduct performance-based cash compensation over $1 million that is paid to the named executive officers in accordance with the 2008 Management Plan.

Variable LTI Compensation. As determined by the Committee, LTI compensation awards to senior management generally include a mix of restricted stock and Janus mutual fund units. Mutual fund units are granted under the 2005 Amended and Restated Mutual Fund Share Investment Plan ("Mutual Fund Plan." We believe that the combination of Janus equity and mutual fund units aligns the interests of our named executive officers with those of our public and fund shareholders. The annual LTI awards granted in 2010 and 2011 are subject to a four-year vesting schedule.

Investment-based Variable Compensation. Investment-based variable compensation is paid to the Co-CIOs and the Director of Research to recognize their individual investment performance as portfolio managers. The Investment Incentive Program pool is funded based on a percentage of the revenues derived from assets managed by Janus' Denver-based investment personnel ("Janus-managed") and excludes revenues derived from our subsidiaries. Awards under this plan are adjusted up or down based on the investment performance of Janus-managed assets. Awards under the Investment Incentive Program are generally determined quarterly and are delivered in a combination of cash (paid quarterly with a potential additional award paid annually) and LTI (awarded annually).

2010 COMPANY AND INDIVIDUAL PERFORMANCE MEASURES AND RESULTING COMPENSATION AWARDS

As mentioned above, both Company and individual performance have a direct impact on the compensation paid to the named executive officers. Based on their assessment of actual Company performance, the Committee determined the funding level of the core variable compensation plan within a range of zero (0) percent to 200 percent of the targeted funding levels. As part of its assessment, the Committee took into consideration the degree of difficulty in meeting financial goals and strategic objectives, market conditions, our employees' overall efforts or contributions, factors that impacted executive and employee retention, changes in the industry, compensation trends and extraordinary events outside the control of the executive officers.

2010 Company Goals and Objectives and Resulting Performance. In the first months of 2010, the Committee approved certain financial and strategic objectives for 2010. These performance goals and metrics for 2010 focused on our success as measured by Company profits, net flows and our performance against several strategic initiatives established by the Committee and Mr. Weil upon his appointment as CEO. We believe the significant progress made toward reaching and/or exceeding these strategic objectives positions Janus well for future growth. However, as indicated below in the "Performance Results" column, there are areas of improvement on which Janus continues to focus.

Category	Performance Results

Superior Long-term Relative Investment Performance	• 33 percent, 64 percent and 92 percent of complex-wide mutual fund assets are in the top 2 Lipper quartiles on a 1-, 3- and 5-year total return basis, respectively
	   – 34 percent, 62 percent and 92 percent of fundamental equity mutual fund assets outperformed the majority of Lipper peers on a 1-, 3- and 5-year basis, respectively[3]
	   – 26 percent, 100 percent and 100 percent of fixed income mutual fund assets outperformed the majority of Lipper peers on a 1-, 3- and 5-year basis[3]
	   – 75 percent, 38 percent and 36 percent of mathematical equity strategies were beating their respective benchmarks on a 1-, 3- and 5-year basis, respectively

Positive Total Company Long-term Net Flows	• Total company 2010 long-term net flows of $(10.8) billion:
	   – Fundamental equity 2010 long-term net flows of $(4.3) billion reflect three large mandate losses
	   – Mathematical equity 2010 net flows of $(10.5) billion reflect performance and continued secular headwinds in the mathematical/quantitative markets
	   – Fixed income 2010 net flows of $4.0 billion reflect strong investment performance and investors continued preference for fixed income strategies

Manage Fixed & Discretionary Expenses and Strengthen the Balance Sheet	• Operating income (profits) increased 57 percent compared to 2009 (excluding 2009's goodwill and intangible impairments of $856.7 million). – Operating margins were in excess of 30 percent in fourth quarter 2010. • We effectively retired $92 million of the 2011 Senior Notes and $121 million of the 2012 Senior Notes, and replaced existing secured credit facility with a new unsecured $100 million, 364-day credit facility.
Expand Fixed Income Business	• We achieved $4.0 billion of net flows in 2010 and a 49 percent increase in assets under management from the end of 2009. • We successfully positioned our active, fundamental capabilities against established, macro-driven players. • We increased team capabilities with seven new hires and the relocation of an analyst to the UK to support the global build-out.
Strategically Expand Global Business	• We launched Global High Yield, Global Investment Grade, Global Bond and Emerging Market strategies. • We hired Augustus Cheh as President of Janus Capital International and Hiroshi Yoh as portfolio manager of Asian equity products and CEO of Janus Capital Singapore Pte. Limited.[4]
Increase Institutional Acceptance of Fundamental Equity and Fixed Income Products	• We rolled out a new Institutional distribution support framework and client servicing platform. • We rolled out new thought leadership initiatives. • We achieved $1.1 billion of fixed income net flows. • We increased consultant "buy" recommendations on fixed income and select fundamental equity strategies.

---

[3]   Reflects performance as of December 31, 2010. Complete Lipper rankings are set forth in Appendix A.
[4]   Subject to regulatory approval.

After certifying that the Company achieved its performance-based criteria in accordance with Section 162(m) of the Code (as described under "*Compliance with Section 162(m) and Other Tax Matters*" on page 45), and reflecting the Company's performance and accomplishments during an unbalanced economic recovery in 2010, the Committee determined that the Executive Incentive Program's 2010 funding levels should be flat with 2009 levels, and 40 percent below the 2007 levels. It considered Janus' performance against its financial and key strategic objectives and the key performance challenges that Janus faced (outlined in the "*Executive Summary*" on page 28), including the significant outflows from Janus equity products and INTECH, and the impact of the financial market's recovery in 2010 on Janus' performance.

2010 Individual Performance. After determining the overall funding level, the Committee then evaluated the performance of each named executive officer following consultation with the CEO, Janus' Human Resources department and the Committee Consultant. This determination was based on the Committee's concurrence with Mr. Weil's assessment of the contribution of each officer to the achievement of the Company-wide performance factors over the past year and that the overall resulting bonuses were commensurate with the success of the Company and each officer's contribution to it. With respect to performance by each executive officer, the Committee determined (in the case of Mr. Weil) and concurred with Mr. Weil's conclusions (with respect to the other executive officers) that:

> **Richard M. Weil, Chief Executive Officer.** Upon his appointment as CEO in February 2010, Mr. Weil thoroughly reviewed the state of Janus' business and established a long-term strategic plan for the Company that included the following objectives: (i) deliver strong financial results including profit growth and improved long-term net flows; (ii) expand fixed income business; (iii) increase global presence; (iv) strengthen U.S. intermediary and institutional distribution; and (v) improve operational excellence. The Board of Directors believes Mr. Weil is making substantial progress against these objectives and that he is successfully establishing high standards with respect to stability, internal trust, accountability and alignment within Janus Capital Group.
>
> Mr. Weil's leadership and experience assisted the Company in navigating very difficult industry conditions and an unbalanced economic recovery. Under his direction, Janus delivered strong financial results for the year including profit growth, enhanced margins, a strengthened balance sheet and positive net flows in the fixed income and Perkins businesses. Negative firm-wide, long-term net flows were driven primarily by continued outflows in the mathematical equity strategies and three large mandate losses in fundamental equity, which the Board determined were substantially outside of Mr. Weil's control during his first year.
>
> Under Mr. Weil's leadership, the Company successfully developed and enhanced our intermediary and institutional partnerships both nationally and internationally. Mr. Weil's continued focus on operating excellence is important for the development of the Company and has already led to strengthened processes and controls, which should alleviate and minimize errors in the future.
>
> Finally, Mr. Weil is driving renewed focus on brand positioning and client experiences with Janus Capital Group.
>
> **Gregory A. Frost, Chief Financial Officer.** Mr. Frost's performance objectives included the following: (i) strategic initiatives (e.g., corporate transactions; cost reductions; capital plan management; and leadership of the Finance, Information Technology and Corporate Services departments); and (ii) effectiveness as a member of the Executive Committee (e.g., teamwork and leadership).
>
> Mr. Frost continued to excel in his core responsibility of Chief Financial Officer, providing strong financial stewardship through an unbalanced economic recovery with continued emphasis on cost

and capital efficiency. Through his leadership, we continued to strengthen the balance sheet, increasing cash and marketable securities by 35 percent and effectively retiring $213 million of Senior Notes. Subsequently, we believe the balance sheet is better positioned to withstand continued market volatility and on January 10, 2011, we regained our investment grade rating from Standard & Poor's. In addition to his responsibilities as the CFO, Mr. Frost successfully oversaw the Information Technology and Corporate Services departments for most of 2010.

Jonathan D. Coleman and R. Gibson Smith as Co-CIOs and Portfolio Managers.   Our Co-CIOs were paid under two compensation programs: our Executive Incentive Program for their responsibilities in managing the investment teams at Janus, and the Investment Incentive Program in connection with their portfolio management duties. Individual performance objectives under our Executive Incentive Program included the following: (i) investment performance; (ii) net long-term flows; (iii) investment team goals (e.g., risk management, leadership, professional development, employee retention and succession planning); and (iv) certain corporate goals (e.g., product launches, sales support, teamwork, leadership and effectiveness as a member of the JCM Executive Committee).

The variable compensation paid to our Co-CIOs under the Investment Incentive Program was based on one-, three- and five-year relative performance as compared to applicable Lipper peer groups (or similar peer group), with the majority weighted toward three- and five-year performance. The Co-CIOs received quarterly compensation payments based on the performance of the portfolios they manage, and were also eligible to receive an annual bonus based on investment-based teamwork, mentoring, sales contributions and client relationship management.

The Co-CIOs oversee the JCM investment teams and also act as portfolio managers for several funds. Under their leadership, risk management continued to play an essential role in the investment process by monitoring exposure and identifying unintended risk. They significantly expanded the investment team's presence outside of the United States in order to build Janus' global presence and provided extensive leadership during turbulent markets. Mr. Coleman and Mr. Smith also partnered closely with the product development group to ensure Janus offers a full product suite to match all market cycles.

- Jonathan D. Coleman.   Mr. Coleman serves as Co-Chief Investment Officer with a focus on our equity business.

  Mr. Coleman has continued to strengthen the equity team with the recruitment of key investment personnel in the US and Asia, specifically attracting two talented portfolio managers who will oversee the Worldwide Fund and Asia Equity Fund, respectively. Additionally, he has increased the bench strength of the equity team by providing several analysts with the additional responsibilities of managing the International Equity product and launching the Emerging Market Fund.

  Mr. Coleman acts as a co-portfolio manager of the Janus Fund and other large cap growth portfolios sold through intermediary and institutional channels. Mr. Coleman's one-year investment performance for the Janus Fund and its equivalents has been challenged, falling at the 82nd percentile relative to the Lipper peer groups, with investment performance from PM inception at the 56th percentile relative to the Lipper peer group.

  While continuing to focus on improving his fund's performance, Mr. Coleman successfully partnered with distribution leadership to build client relationships and support asset growth. He has led the effort to diversify the equity product lineup in order to increase Janus' global presence.

Mr. Coleman provided very capable leadership to the investment team. Long-term and risk-adjusted performance across all Janus-managed equity funds remained strong with 34 percent, 62 percent and 92 percent of fundamental equity mutual fund assets outperforming the majority of Lipper peers on a one-, three- and five-year total return basis, respectively.

- R. Gibson Smith.   Mr. Smith serves as Co-Chief Investment Officer with a focus on our fixed income business.

Mr. Smith has led the development and expansion of the Fixed Income team globally with a focus on building a stronger more diversified asset base. In his leadership role, he also has partnered closely with our global distribution teams to successfully position our active, fundamental capabilities, resulting in net flows of positive $4.0 billion in 2010, a 21 percent increase compared to 2009. At the end of 2010, the fixed income business had $15.3 billion of AUM, an increase of 49 percent compared to 2009. In addition, he and his team have positioned our fixed income business in the institutional space, an area of continued focus for the company. Our institutional fixed income assets grew to $1.2 billion in 2010 from less than $0.1 billion at the end of 2009.

Mr. Smith acts as a portfolio manager or co-portfolio manager on all of our fixed income strategies – the Janus Balanced Fund and related strategies, Janus High Yield Fund and related strategies, Janus Flexible Bond Fund and related strategies and Janus Short-Term Bond Fund and related strategies. All four of the funds continued to deliver strong long-term investment performance as of December 31, 2010, and are ranked in the top quartile since PM inception. Janus Balanced Fund and Janus Flexible Bond Fund each had a five-star overall rating from Morningstar, and Janus High Yield Fund and Janus Short Term Bond Fund each had a four-star rating, as of December 31, 2010. The funds also had strong Lipper rankings as of December 31, 2010: (i) Janus Balanced Fund ranked in the 95th, 2nd and 4th percentile of its Lipper peer group over the one-, three- and five-year time periods, respectively; (ii) Janus Flexible Bond Fund ranked in the 53rd, 7th and 9th percentile of its Lipper peer group over the one-, three- and five-year time periods, respectively; (iii) Janus High Yield Fund ranked in the 19th, 11th and 13th percentile of its Lipper peer group over the one-, three- and five-year time periods, respectively; and (iv) Janus Short Term Bond Fund ranked in the 60th, 5th and 8th percentile of its Lipper peer group over the one-, three- and five-year time periods, respectively. Additionally, the assets under Mr. Smith's management increased by 74 percent in 2010, including the Short-Term Bond Fund, on which Mr. Smith re-assumed co-portfolio manager responsibilities on July 1, 2010. As of December 31, 2011, 26 percent, 100 percent and 100 percent of Janus-managed fixed income mutual fund assets outperformed the majority of Lipper peers on a one-, three- and five-year basis, respectively. Mr. Smith has provided strong leadership to the investment team, driving strong long-term and industry leading risk-adjusted return performance across the Janus-managed fixed income products. Mr. Smith and the fixed income team have received numerous awards recognizing their strong long-term performance.

In 2010, Janus launched four new products, Janus Global Bond, Janus Global Investment Grade, Janus Global High Yield as well as a jointly managed product with our subsidiary Perkins, Perkins Value and Income. Mr. Smith serves as one of the co-managers on the Perkins Value and Income product, focusing on the fixed income portion of the fund. The Global Investment Grade and Global High Yield products are offered to off-shore investors only.

James P. Goff, Director of Research. As the Director of Research, Mr. Goff is focused on building a strong research team and process in order to drive investment performance. Mr. Goff's 2010 performance objectives under our Investment Incentive Program included the following performance criteria: (i) an annual bonus based on the achievement of key strategic objectives (e.g., driving a strong research team and process, investment performance, employee recruitment and retention, teamwork, support of the Co-CIOs, investment team leadership, sales support and net flows into Janus-managed products); (ii) quarterly compensation payments based on the investment performance of Janus-managed products; and (iii) quarterly compensation payments based on the performance of the portfolios he oversees. In addition to overseeing the research team, Mr. Goff operates as the portfolio manager of the Janus Global Research Fund and Janus Research Fund. These funds had strong Lipper rankings as of December 31, 2010. The Janus Research Fund ranked in the 33rd, 44th and 21st percentile for the one-, three- and five-year time periods, respectively, and the Janus Global Research Fund ranked in the 10th, 23rd and 5th percentile for the one-, three- and five-year time periods, respectively. Both funds are ranked in the top quartile since PM inception.

Mr. Goff continues to play a key role in our ongoing commitment to investment research and performance, and works closely with the Co-CIOs in leading the investment department. In 2010, Mr. Goff successfully focused on the development of the research team, resulting in multiple internal promotions.

Timothy K. Armour, Former Interim CEO. As previously disclosed, our former Interim CEO, Timothy K. Armour, did not receive any variable compensation for his services in 2010.

The following table summarizes the aggregate amounts earned by each of our current named executive officers for 2010 services (in thousands) based on the above-described assessments made by the Committee, and include LTI awards granted in 2011 for services provided in 2010. *The below table is not a substitute for the complete information required by SEC rules, and amounts shown may not conform to the "Summary Compensation Table" (see page 47) and other tables included within this Proxy Statement, which are presented in accordance with SEC rules.*

Name	Base Salary	Incentive Cash Comp (a)	Restricted Stock (b)	Stock Options (b)	Mutual Fund Units (c)	Dividends, Benefits & Perquisites	Total Annual Comp (d)	Total Comp Excluding Dividends, Benefits & Perquisites
Richard M. Weil	$ 458	$ 3,500	$ 3,000	$ 3,000	–	$ 380	$ 10,338	$ 9,958
Gregory A. Frost	$ 400	$ 660	$ 440	–	$ 1,000	$ 33	$ 2,533	$ 2,500
Jonathan D. Coleman	$ 500	$ 3,880	$ 1,587	–	$ 586	$ 38	$ 6,591	$ 6,553
R. Gibson Smith	$ 500	$ 5,007	$ 1,738	–	$ 937	$ 38	$ 8,220	$ 8,182
James P. Goff	$ 500	$ 2,858	$ 1,153	–	$ 753	$ 28	$ 5,292	$ 5,264

(a) Amounts in the Incentive Cash Compensation column represent the amount earned in 2010, but paid in 2011.

(b) Amounts in the Restricted Stock and Stock Options columns represent the amount of equity-based incentive compensation earned in 2010, but granted in 2011. In addition to the $6 million of restricted stock and stock option awards granted for 2010 services, Mr. Weil also received a $10 million restricted stock award as a new hire grant to induce him to leave his prior employer.

(c) Amounts in the Mutual Fund Units column represent the amount of non-equity incentive compensation earned in 2010, but granted in 2011. Additionally, Mr. Frost received a $1 million mutual fund unit award in 2010 that is subject to performance-based vesting over a four-year time period.

(d) As more fully described in "*Elements of Total Compensation*" on page 32, compensation derived from the Investment Incentive Program is an important component of the overall compensation paid to the Co-CIOs and the Director of Research, and may cause significant differences in the overall compensation paid to our named executive officers. The columns labeled Incentive Cash Compensation, Restricted Stock, Stock Options, Mutual Fund Units and Total Annual Compensation include the following investment-based compensation paid to the Co-CIOs and Director of Research (in thousands):

Name	Cash	LTI	Total
Jonathan D. Coleman	$ 2,378	$ 1,171	$ 3,549
R. Gibson Smith	$ 3,805	$ 1,874	$ 5,679
James P. Goff	$ 2,858	$ 1,906	$ 4,764

OWNERSHIP GUIDELINES, CLAWBACK AND LTI ADMINISTRATION

Ownership Guidelines.   The Committee has established Janus equity and mutual fund ownership guidelines for executive officers of Janus and key employees of Janus affiliates, including those named in the "*Executive Compensation – Summary Compensation Table*" on page 47. All of the named executive officers are expected over time to acquire and hold two times their annual base salary in Janus equity (common stock and in-the-money stock options) and two times their annual base salary in Janus-affiliated mutual funds. With the significant financial market declines and the resulting impact on our stock price, the Committee approved the extension of the timeline for meeting the ownership guidelines until December 31, 2012. All named executive officers currently satisfy, or are on track to satisfy, these ownership guidelines within the expected timeline.

Clawback.   Before the Dodd-Frank Wall Street Reform and Consumer Protection Act was enacted, Janus implemented an executive compensation policy providing that all LTI compensation awarded to members of our Executive Committee are subject to recovery or "clawback" in the event that there is a material misstatement in Janus' financial statements and such misstatement is found to be the result of such Executive Committee member's active participation, knowing concealment, or knowing failure to identify such misstatement (excluding any restatement based on changes to accounting rules or policies). Any LTI award granted to Executive Committee members is subject to recovery by Janus (e.g., by forfeiture of unvested awards or repayment of vested awards) within three years of any such grant. The "clawback" feature supports the Company's commitment to the accuracy of Janus' financial statements and encourages senior executives to focus on maintaining accurate books and records and to comply with relevant accounting policies. Once the SEC issues the anticipated new rules related to clawback policies for executive compensation, we will review our current policies and revise them as needed.

LTI Grant Procedures.   All LTI awards are granted pursuant to written grant procedures that are designed to ensure compliance with all legal and regulatory requirements. Our practice is to determine the dollar amount of LTI compensation that we want to provide each named executive officer, and then allocate that amount according to the designated LTI mix by (i) granting a number of shares of restricted stock that have a fair market value equal to the dollar amount of designated LTI compensation on the date of grant; (ii) granting a number of stock options that have an exercise or strike price equal to the fair market value on the date of grant, using a Black-Scholes stock option valuation model to calculate the value of each stock option; and (iii) awarding a dollar value for each mutual fund unit award.

EMPLOYMENT AGREEMENTS, SEVERANCE AND CHANGE-IN-CONTROL AGREEMENTS

Except for Mr. Weil's written offer letter, none of our named executive officers currently have a formal written employment agreement. In January 2011, Mr. Weil decided to voluntarily terminate his written severance rights agreement. As a result, Mr. Weil is no longer a party to a written agreement covering terminations prior to a change in control. Messrs. Coleman, Smith and Goff have separate severance rights agreements, and all of our named executive officers have change-in-control agreements. As of January 1, 2011, no named executive officer is entitled to a 280G tax gross-up payment under their change-in-control agreement. Thus, the named executive officers are personally responsible for the payment of any excise tax.

The severance rights and change-in-control agreements are more fully described in the sections titled "*Employment Arrangements with Named Executive Officers*" on page 51 and "*Termination and Change-in-Control Arrangements with Named Executive Officers*" on page 59.

Severance Guidelines.   We believe that Janus should provide reasonable severance benefits to employees whose employment is involuntarily terminated without individual performance issues. Severance benefits provide Janus an opportunity to obtain a release of legal claims and enforce additional restrictive covenants (such as non-solicitation clauses), which help secure the future performance of Janus. The severance benefits provided to senior management are intended to acknowledge the fact that it may be difficult for employees to find comparable employment within a short period of time. A description of the severance rights of each named executive officer is outlined in "*Termination and Change-in-Control Arrangements with Named Executive Officers*" on page 59.

Change in Control.   Change-in-control benefits for key executives reduce the reluctance that executives may feel when pursuing potential change-in-control transactions that are in the best interest of Janus' public shareholders, but that may negatively impact their own future employment. Relative to the overall value of Janus, these potential change-in-control benefits are reasonable and consistent with the general practice among our peers based upon information provided by our Committee Consultant. These benefits are based on a "double trigger" approach and only arise if there is a material negative change to employment arising from, or within two years after, a change in control of Janus. The named executive officers are personally responsible for the payment of any excise tax. A description of the change in control severance rights of each named executive officer is outlined in "*Termination and Change-in-Control Arrangements with Named Executive Officers*" on page 59.

OTHER BENEFITS

We annually review other benefits provided to our named executive officers. We generally provide broad-based benefits to our executives that are similar to (if not the same as) those offered to other Janus employees, with the following exceptions: (i) named executive officers are provided the opportunity to participate in the Executive Income Deferral Program (described below); and (ii) the five-year extension of health insurance and a vacation trip for our former Interim CEO Timothy K. Armour and his wife. Although some of our competitors may provide their executives with special perquisites, we believe that we can retain top executive and investment talent by providing market competitive total compensation opportunities and health and retirement benefits that reward strong individual performance and work experience. Currently, our named executive officers and all other full-time employees can participate in the following benefit programs:
   • Medical, dental and vision insurance
   • Life insurance and short- and long-term disability insurance
   • Charitable gift matching by Janus of up to $2,000 per employee per year
   • 401(k) contribution match of up to 3 percent of eligible compensation, vested immediately
   • Employer contributions to a profit-sharing plan and an employee stock ownership plan
   • Relocation and attorney fee reimbursement, which is grossed up for taxes and is individually negotiated when an employee is hired
   • Occasional allowances for business travel and transportation under certain circumstances

Janus also offers a tax-deferred compensation program to key executives and directors. Under the Janus Executive Income Deferral Program, the named executive officers and other executives of the Company and its affiliates may elect to defer payment of up to 50 percent of their base salary, all or a portion of their annual or periodic cash bonus (and commissions, if applicable), and all or a portion of any restricted stock or mutual fund unit awards. None of the named executive officers elected to participate in this deferral program in 2010 or 2011.

In connection with reducing Janus' cost for executive travel, Janus limits the reimbursement of expenses related to the use of private aircraft by its named executive officers and other executive officers. An employee who elects to use a private aircraft for Janus business travel (unless under extraordinary circumstances as determined by the Chairman or the CEO) will only be reimbursed at the equivalent cost of a 14-day advance purchase business class airline ticket or comparable fare for domestic flights, or the cost of a first-class airline ticket for international flights (where an international flight is required).

COMPLIANCE WITH SECTION 162(m) AND OTHER TAX MATTERS

Section 162(m) of the Code generally disallows a tax deduction to public corporations for compensation greater than $1 million paid in any one fiscal year to a corporation's chief executive officer and four other most highly compensated executive officers as of the end of any fiscal year. However, the statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met.

Janus generally structures variable compensation programs to achieve tax deductibility under Section 162(m). To facilitate that objective, the specified performance thresholds for funding under the executive total variable compensation plan must be satisfied before the plan is funded and individual payments are made. For 2010, the Committee established the following Company performance criteria to determine whether or not the variable compensation pool for the named executive officers would be funded and whether or not Mr. Weil's LTI awards granted in 2010 would vest: (i) operating margin for the investment management business exceeding 7.5 percent; or (ii) EBITDA exceeding $75 million, each for the 11 months ending November 30, 2010. As described under "*2010 Company and Individual Performance Measures and Resulting Compensation Awards*" on page 37, the Committee certified that such performance criteria were achieved before it determined the amount of any payouts to named executive officers.

The Committee will strive to preserve the deductibility of executive compensation under Section 162(m); however, the Committee reserves the flexibility to take actions that may be based on considerations in addition to tax deductibility. The Committee believes that shareholder interests are best served by allowing the Committee discretion and flexibility in crafting compensation programs, even though such programs may result in certain non-deductible compensation expenses. Accordingly, the Committee may from time to time approve components of compensation for certain officers that are not deductible.

The Committee revised the Company's pay practices related to tax "gross-up" payments. Change-in-control arrangements with newly eligible officers and the named executive officers no longer provide for tax gross-ups by the Company on excise tax payments triggered by severance payments.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee of the Board is primarily responsible for reviewing, approving and overseeing Janus' compensation plans and practices, and works with management and the Committee Consultant to establish Janus' executive compensation philosophy and programs. The Compensation Committee is composed entirely of independent directors, as defined under our Corporate Governance Guidelines and the NYSE listing standards. The members of the Compensation Committee at the end of the 2010 fiscal year were Jock Patton (Chairman), Timothy K. Armour, Paul F. Balser, G. Andrew Cox, Lawrence E. Kochard and Robert Skidelsky.

The Compensation Committee has reviewed and discussed the *"Compensation Discussion and Analysis"* section with management. Based upon this review and discussion, the Compensation Committee has recommended to the Board that the *"Compensation Discussion and Analysis"* section be included in this Proxy Statement.

Respectfully,

Members of the Compensation Committee

Jock Patton, Chairman
Timothy K. Armour
Paul F. Balser
G. Andrew Cox
Lawrence E. Kochard
Robert Skidelsky

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table contains information about the compensation that Janus paid during 2010, 2009 and 2008 to the named executive officers. These amounts may not conform to the summary table under "*2010 Company and Individual Performance Measures and Resulting Compensation Awards*" on page 37, which provides compensation information differently than the information disclosed in the following table in accordance with SEC guidelines.

Name and Principal Position	Year	Salary ($)	Restricted Stock Awards ($) (4)	Option Awards ($) (5)	Non-Equity Incentive Plan Compensation ($) (6)	All Other Compensation ($) (7)	Total ($)
Richard M. Weil, CEO (1)	2010	$ 458,333	$ 12,999,996	$ 3,000,000	$ 3,500,000	$ 379,539	$ 20,337,868
	2009	–	–	–	–	–	–
	2008	–	–	–	–	–	–
Gregory A. Frost, EVP, Chief Financial Officer and Treasurer	2010	$ 400,000	$ 100,095	$ 100,102	$ 660,000	$ 32,890	$ 1,293,087
	2009	$ 400,000	$ 113,752	$ 113,750	$ 800,800	$ 29,133	$ 1,457,435
	2008	$ 400,000	$ 115,007	$ 115,010	$ 682,500	$ 33,744	$ 1,346,261
Jonathan D. Coleman, EVP and Co-CIO of JCM	2010	$ 500,000	$ 605,822	$ 605,818	$ 4,465,785	$ 37,894	$ 6,215,319
	2009	$ 500,000	$ 666,500	$ 666,500	$ 5,516,446	$ 33,752	$ 7,383,198
	2008	$ 500,000	$ 652,010	$ 652,011	$ 5,457,898	$ 34,219	$ 7,296,138
R. Gibson Smith, EVP and Co-CIO of JCM	2010	$ 500,000	$ 623,551	$ 623,552	$ 5,943,835	$ 37,749	$ 7,728,687
	2009	$ 500,000	$ 648,269	$ 648,268	$ 5,695,969	$ 33,514	$ 7,526,020
	2008	$ 500,000	$ 655,314	$ 655,298	$ 5,273,370	$ 33,998	$ 7,117,980
James P. Goff, Director of Research of JCM (2)	2010	$ 500,000	$ 507,588	$ 507,584	$ 3,611,207	$ 27,974	$ 5,154,353
	2009	$ 500,000	$ 338,448	$ 338,446	$ 4,060,685	$ 30,930	$ 5,268,509
	2008	$ 500,000	$ 309,384	$ 309,378	$ 3,073,110	$ 33,683	$ 4,225,555
Timothy K. Armour, Former Interim CEO (3)	2010	$ 47,437	–	–	–	$ 31,512	$ 78,949
	2009	$ 234,854	$ 500,009	–	$ 1,675,000	$ 9,513	$ 2,419,376
	2008	–	–	–	–	–	–

(1) Mr. Weil assumed the role of CEO beginning on February 1, 2010.

(2) Mr. Goff assumed his role as a member of the Executive Committee on July 1, 2008.

(3) Mr. Armour assumed the role of Interim CEO beginning on July 13, 2009. Mr. Armour stepped down from his role as Interim CEO on February 1, 2010. Compensation related to Mr. Armour's service as a member of the Board is included in *"Director Compensation"* on page 16.

(4) Amounts shown represent the restricted stock granted in the current year for services provided in the prior year, except for Mr. Weil who was granted a $10 million restricted stock award (subject to a three-year vesting schedule) as an initial sign-on incentive to leave his prior employer and $3 million in 2010 for services provided in 2010. The value of each restricted stock award is determined by multiplying the fair market value of our common stock on the grant date (the average of the high and low trading prices on the grant date) by the number of shares granted.

(5) Amounts shown represent stock options granted in the current year for services provided in the prior year, except for Mr. Weil who was granted $3 million in 2010 for services provided in 2010. The dollar value of stock option awards was determined with the Black-Scholes option pricing model utilizing assumptions discussed in Note 13 to Janus' financial statements for the year ended December 31, 2010, included in our Annual Report on Form 10-K.

"Summary Compensation Table" footnotes (continued):

(6) The amounts shown represent compensation earned under the variable compensation plans in accordance with the achievement of predetermined performance goals as certified by the Compensation Committee. Compensation under these plans includes mutual fund share unit awards, which are based on the performance of selected Janus-affiliated mutual funds.

The amounts set forth in the Non-Equity Incentive Plan Compensation column include the following:

Name	Year	Executive Incentive Program	Investment Incentive Program	Mutual Fund Unit Awards	Total
Richard M. Weil	2010	$ 3,500,000	–	–	$ 3,500,000
	2009	–	–	–	–
	2008	–	–	–	–
Gregory A. Frost	2010	$ 660,000	–	–	$ 660,000
	2009	$ 600,600	–	$ 200,200	$ 800,800
	2008	$ 455,000	–	$ 227,500	$ 682,500
Jonathan D. Coleman	2010	$ 1,501,800	$ 2,378,288	$ 585,697	$ 4,465,785
	2009	$ 1,740,000	$ 2,564,813	$ 1,211,633	$ 5,516,446
	2008	$ 1,250,000	$ 2,874,900	$ 1,332,998	$ 5,457,898
R. Gibson Smith	2010	$ 1,201,800	$ 3,804,986	$ 937,049	$ 5,943,835
	2009	$ 1,740,000	$ 2,708,861	$ 1,247,108	$ 5,695,969
	2008	$ 1,250,000	$ 2,726,836	$ 1,296,534	$ 5,273,370
James P. Goff	2010	–	$ 2,858,405	$ 752,802	$ 3,611,207
	2009	–	$ 3,045,514	$ 1,015,171	$ 4,060,685
	2008	–	$ 2,396,219	$ 676,891	$ 3,073,110
Timothy K. Armour	2010	–	–	–	–
	2009	$ 1,675,000	–	–	$ 1,675,000
	2008	–	–	–	–

"Summary Compensation Table" footnotes (continued):

(7) The amounts shown include the following:

Name	Year	ESOP Contri- butions (a)	Profit Sharing Contri- butions (a)	401(k) Contri- butions	Group Term Life Insurance Premiums (b)	Health Insurance Premiums (c)	Cash Dividends on Unvested Restricted Stock	Other	Total
Richard M. Weil	2010	$ 4,900	$ 4,900	$ 7,350	$ 2,075	$ 9,884	$ 44,143	$ 306,287 (d)	$ 379,539
	2009	–	–	–	–	–	–	–	–
	2008	–	–	–	–	–	–	–	–
Gregory A. Frost	2010	$ 4,900	$ 4,900	$ 7,350	$ 2,255	$ 12,412	$ 1,073	–	$ 32,890
	2009	$ 4,900	$ 4,900	$ 3,675	$ 2,255	$ 12,401	$ 1,002	–	$ 29,133
	2008	$ 5,750	$ 5,750	$ 6,900	$ 2,545	$ 12,401	$ 398	–	$ 33,744
Jonathan D. Coleman	2010	$ 4,900	$ 4,900	$ 7,350	$ 2,490	$ 11,860	$ 6,394	–	$ 37,894
	2009	$ 4,900	$ 4,900	$ 3,675	$ 2,490	$ 11,885	$ 5,902	–	$ 33,752
	2008	$ 5,750	$ 5,750	$ 6,900	$ 2,820	$ 11,531	$ 1,468	–	$ 34,219
R. Gibson Smith	2010	$ 4,900	$ 4,900	$ 7,350	$ 2,490	$ 11,860	$ 6,249	–	$ 37,749
	2009	$ 4,900	$ 4,900	$ 3,675	$ 2,490	$ 11,885	$ 5,664	–	$ 33,514
	2008	$ 5,750	$ 5,750	$ 6,900	$ 2,820	$ 11,531	$ 1,247	–	$ 33,998
James P. Goff	2010	$ 4,900	$ 4,900	–	$ 2,490	$ 11,860	$ 3,824	–	$ 27,974
	2009	$ 4,900	$ 4,900	$ 3,675	$ 2,490	$ 11,885	$ 3,080	–	$ 30,930
	2008	$ 5,750	$ 5,750	$ 6,900	$ 2,820	$ 11,531	$ 932	–	$ 33,683
Timothy K. Armour	2010	–	–	$ 7,350	$ 208	$ 988	–	$ 22,966 (e)	$ 31,512
	2009	–	–	$ 3,523	$ 1,038	$ 4,952	–	–	$ 9,513
	2008	–	–	–	–	–	–	–	–

(a) Amounts shown represent ESOP and profit-sharing contributions earned in the current year and paid in the following year.

(b) Includes benefits available to all employees and those benefits available specifically for the officers. The amount presented in the 2010 Proxy Statement included only the portion available specifically for the benefit of the officers.

(c) Health insurance benefits are generally available to all employees.

(d) The amount includes relocation assistance Mr. Weil received for his move in 2010, including a $114,670 tax "gross-up" arising from such relocation assistance.

(e) The amount includes expenses of $9,884 for continued health insurance coverage and $13,082 for a vacation trip for Timothy K. Armour and his wife in recognition of Mr. Armour's service as interim CEO, including a $5,332 tax "gross-up" payment arising from such vacation trip.

<h1 align="center">GRANTS OF PLAN-BASED AWARDS IN 2010</h1>

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan			Estimated Future Payouts Under Equity Incentive Plan (4)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#) (5)	Exercise or Base Price of Option Awards ($/Sh) (6)	Closing Market Price on Grant Date ($)	Grant Date Fair Market Value of Stock and Option Awards ($) (7)
		Threshold ($)	Target ($)	Maximum ($) (8)	Threshold (#)	Target (#)	Maximum (#)					
Richard Weil	2/5/10	–	–	–	–	254,669	–	848,896				$ 12,999,996
	2/5/10								468,750	$11.78	$11.98	$ 3,000,000
												$ 15,999,996
	1/1/10		$ 3,500,000 (1)									
Gregory A. Frost	2/5/10	–	–	–	–	8,497	–	–				$ 100,095
	2/5/10								15,641	$11.78	$11.98	$ 100,102
												$ 200,197
	1/1/10		$ 660,000 (1)									
Jonathan D. Coleman	2/5/10	–	–	–	–	51,428	–	–				$ 605,822
	2/5/10								94,659	$11.78	$11.98	$ 605,818
												$ 1,211,640
	1/1/10		$ 2,378,288 (1)									
	1/1/10		$ 1,501,800 (1)									
	2/4/11		$ 585,698 (2)									
R. Gibson Smith	2/5/10	–	–	–	–	52,933	–	–				$ 623,551
	2/5/10								97,430	$11.78	$11.98	$ 623,552
												$ 1,247,103
	1/1/10		$ 3,804,986 (1)									
	1/1/10		$ 1,201,800 (1)									
	2/4/11		$ 937,049 (2)									
James P. Goff	2/5/10	–	–	–	–	43,089	–	–				$ 507,588
	2/5/10								79,310	$11.78	$11.98	$ 507,584
												$ 1,015,172
	1/1/10		$ 2,858,405 (1)									
	2/4/11		$ 752,802 (2)									
Timothy K. Armour		–	–	–	–	–	–	–				$ –
												$ –
												$ –

(1) Represents variable cash compensation earned in 2010 but paid in 2011 under the Investment Incentive Program or under the Executive Incentive Program. The Investment Incentive Program for Messrs. Coleman, Smith and Goff (a portion of which is paid quarterly) had a performance period beginning January 1, 2010. The Executive Incentive Program had a performance period beginning January 1, 2010.

(2) Represents mutual fund unit awards earned in 2010 but granted during 2011, except for Mr. Frost, who was awarded a special $1 million mutual fund unit award in April 2010. This special award has a four-year vesting schedule commencing on February 1, 2011. Mutual fund units are based on the performance of selected Janus-affiliated mutual funds. The target shown is the full amount of each award. The awards ratably vest over four years and vesting of all awards would accelerate upon a change in control of Janus, the executive's retirement or upon the executive's termination of employment due to death or disability.

(3) Represents shares of restricted stock granted during 2010. The awards ratably vest over four years, and vesting for all awards would accelerate upon a change in control of Janus or upon the executive's termination of employment due to death, disability or retirement. Each unvested share of restricted stock held by an executive is entitled to cash dividends declared on Janus common stock, which historically has been at the annual rate of $0.04 per share, and such shares also include the right to vote. This dividend payment is included within "*All Other Compensation*" on the "*Summary Compensation Table*" on page 47.

"Grants of Plan-Based Awards in 2010" footnotes (continued):

(4) Represents shares of restricted stock granted as a new hire incentive award in 2010. The award vested 50 percent on December 31, 2010, and will vest 25 percent on January 1, 2012 and 25 percent on January 1, 2013. The vesting for this award would accelerate upon a change in control of Janus or upon the executive's termination of employment due to death, disability or retirement. Each unvested share of restricted stock held by an executive is entitled to cash dividends declared on Janus common stock, which historically has been at the annual rate of $0.04 per share, and such shares also include the right to vote. This dividend payment is included within *"All Other Compensation"* on the *"Summary Compensation Table"* on page 47.

(5) Represents stock option awards granted during 2010. The awards ratably vest over four years, and the vesting of all awards would accelerate upon a change in control of Janus or upon the executive's termination of employment due to death, disability or retirement. The dollar value of stock option awards on the date of grant was determined with the Black-Scholes option pricing model utilizing assumptions discussed in Note 13 to Janus' financial statements for the year ended December 31, 2010, included in our Annual Report on Form 10-K.

(6) Pursuant to the terms of Janus' 2005 Long Term Incentive Stock Plan ("2005 LTI Plan") and 2004 Employment Inducement Award Plan ("EIA Plan") under which all stock option awards described above were granted, the exercise price for each stock option is determined based on the average of the high and low trading prices on the date of grant.

(7) Represents the fair market value of the awards on grant date, as measured by SFAS 123R.

EMPLOYMENT ARRANGEMENTS WITH NAMED EXECUTIVE OFFICERS

Richard M. Weil – Employment Arrangement with Our Chief Executive Officer

Mr. Weil's offer letter provides for the following terms for his continued employment:

- Base Salary: $500,000, payable semi-monthly
- Cash Bonus Incentive Target: $3,500,000, payable annually
- LTI Award Target: $6,000,000, granted annually

Mr. Weil is also entitled to all health and retirement benefits offered to our other senior executives, and he received a relocation package to assist with his move to Denver, Colorado. As with all applicable named executive officers, actual payments to Mr. Weil may be less than or greater than the target amount as determined by the Compensation Committee and subject to achievement of performance criteria in compliance with Section 162(m) of the Code.

With respect to Mr. Weil's LTI compensation for 2010, Janus granted Mr. Weil in February 2010 the following two LTI awards: a $3,000,000 restricted stock award (254,669 shares) that is subject to the satisfaction of Section 162(m) performance criteria, and a $3,000,000 stock option award (468,750 stock options). Each of these LTI awards is subject to a 4-year vesting schedule commencing on February 1, 2011. Future annual LTI awards will generally be granted in a combination of restricted stock, stock options and mutual fund unit awards.

As part of Mr. Weil's incentive to leave his prior employment and join Janus, Janus also granted him a $10,000,000 restricted stock award in February 2010 (848,896 shares) with the following vesting schedule that is subject to the satisfaction of Section 162(m) performance criteria: 50 percent on December 31, 2010; 25 percent on January 1, 2012; and 25 percent on January 1, 2013.

As more fully described under the section titled *"Termination and Change-in-Control Arrangements with Named Executive Officers"*, Mr. Weil had certain severance rights upon termination of employment following a change in control of Janus, but decided to voluntarily terminate his written severance rights agreement that would have been applicable to terminations prior to a change in control.

Gregory A. Frost – Employment Arrangement with Our Chief Financial Officer

Although Janus does not have a formal written employment agreement with Mr. Frost, he and Janus have agreed to certain terms for his continued employment. The following outlines his overall compensation structure:

- Base Salary: $400,000, payable semi-monthly
- Cash Bonus Incentive: $660,000, payable annually
- LTI Award: $440,000, granted annually

In recognition of his contributions in overseeing the Information Technology and Corporate Services departments for all of 2009 and for most of 2010, Mr. Frost also was awarded a special $1 million mutual fund unit award in April 2010. This special award has a four-year, performance-based vesting schedule commencing on February 1, 2011. Mr. Frost is also entitled to all health and retirement benefits offered to our other senior executives. As with all named executive officers, actual payments to Mr. Frost may be less than or greater than the target amount as determined by the Compensation Committee and are subject to achievement of performance criteria in compliance with Section 162(m) of the Code.

Under the terms of his LTI awards granted since February 2006, for a period of one year after his termination of employment, Mr. Frost has agreed not to (i) interfere with any relationship between Janus or any of its affiliates (individually, a "Janus Entity"), and any of their employees, consultants, agents or representatives; (ii) employ or attempt to employ or engage on behalf of any competitive business any employee, consultant, agent or representative of a Janus Entity, or any such person who was so employed or engaged within the six-month period immediately preceding Mr. Frost's termination; (iii) solicit any investment advisory or investment management client of a Janus Entity, to which a Janus Entity rendered services during the six-month period immediately preceding Mr. Frost's termination; or (iv) divert or attempt to divert from a Janus Entity any business in which a Janus Entity has been actively engaged. *As these restrictions are similar to those of other named executive officers, such restrictions will be referred to as the "Non-Solicitation Obligations" in this Proxy Statement.*

As more fully described under the section titled "*Termination and Change-in-Control Arrangements with Named Executive Officers*" on page 59, Mr. Frost has certain severance rights upon a change in control of Janus.

Jonathan D. Coleman and R. Gibson Smith – Employment Arrangements with Our Co-CIOs

Mr. Coleman is employed by Janus as an equity portfolio manager, and Mr. Smith is employed by Janus as a fixed-income portfolio manager. Since November 2006, Messrs. Coleman and Smith have also served as Co-CIOs for JCM, a subsidiary of Janus. Messrs. Coleman and Smith are responsible for the day-to-day oversight of the investment team and investment process and are members of either the Company's or JCM's Executive Committee, while maintaining their respective portfolio management responsibilities. As more fully described under the section titled "*Termination and Change-in-Control Arrangements with Named Executive Officers*," their prior employment agreements were replaced with severance rights agreements as of January 1, 2009. Their current compensation arrangement with Janus is summarized below:

Base Salary.   Messrs. Coleman and Smith each receive an annual base salary of $500,000.

Co-CIO Compensation.   As compensation for each of their services as Co-CIOs and portfolio manager, Messrs. Coleman and Smith are eligible for variable compensation consisting of cash and LTI awards. All variable compensation for Messrs. Coleman and Smith is subject to the attainment of performance-based criteria necessary to obtain deductibility under Section 162(m) of the Code. The variable compensation arising from their role as Co-CIOs, is based on overall Janus-managed investment performance, Janus-managed net long-term flows, contribution to the Company's strategic initiatives, investment team leadership factors and overall corporate leadership factors. For Messrs. Coleman and Smith, the Co-CIO compensation target was $2,503,000 and $2,003,000, respectively, for 2010.

Portfolio Manager Compensation.   Compensation for Messrs. Coleman's and Smith's portfolio management duties is based on the current portfolio manager compensation plan (subject to the attainment of performance-based criteria in accordance with Section 162(m) of the Code). For 2010, their portfolio manager compensation was primarily based on the performance of the funds and portfolios that they manage ("Managed Funds"), with additional compensation available from a bonus pool that is subject to the attainment of performance-based criteria in accordance with Section 162(m) of the Code. Aggregate compensation derived from the Managed Funds' performance is calculated based upon a percentage of the total revenue received from the Managed Funds adjusted to reflect the actual performance of such Managed Funds. Actual performance is calculated on the Managed Funds' aggregate asset-weighted Lipper peer group performance ranking on a one-, three- and five-year rolling period basis, with a predominant weighting on the Managed Funds' performance in the three- and five-year periods.

Messrs. Coleman and Smith are also eligible to participate in a portfolio manager bonus pool. The size of the portfolio manager bonus pool fluctuates depending on both the revenue derived from Janus-managed assets (excluding assets managed by subadvisers) and the investment performance of such Janus-managed assets. Subject to the attainment of performance-based criteria in accordance with Section 162(m) of the Code, any compensation from the portfolio manager bonus pool is then allocated to Messrs. Coleman and Smith and the other eligible participants at the discretion of Janus based upon (i) teamwork and support of team culture, (ii) mentoring of analysts, (iii) contributions to the sales process and (iv) client relationships.

Messrs. Coleman and Smith are also eligible to participate in all incentive, health, insurance, savings and retirement plans, fringe benefits and expense reimbursement policies on terms no less favorable than for other senior executives. Under the terms of their severance rights agreements, for a period of one year after termination of employment, each of Messrs. Coleman and Smith agreed to restrictive covenants similar to the Non-Solicitation Obligations described in "*Gregory A. Frost – Employment Arrangement with Our Chief Financial Officer*" on page 52.

James P. Goff – Employment Arrangement with Our Director of Research

Although Janus does not have a formal written employment agreement with Mr. Goff, he and Janus have agreed to certain terms for his continued employment. The following outlines his overall compensation structure:

- Base Salary: $500,000, payable semi-monthly
- Cash Bonus Incentive: $2,858,405, payable quarterly and annually
- LTI Award: $1,905,604, granted annually

Subject to the attainment of performance-based criteria in accordance with Section 162(m) of the Code, compensation for Mr. Goff's portfolio management and Director of Research duties is based on the following performance criteria: (i) firm investment performance; (ii) long-term net asset flows into all Janus-managed equity and fixed income products; (iii) asset-weighted percentile rank of all Janus research portfolios; and (iv) strategic objectives related to retention and development of the analyst team, teamwork and support of team culture, contributions to the sales process and client relationships.

Mr. Goff is also entitled to all health and retirement benefits offered to our other senior executives. As with all applicable named executive officers, actual payments to Mr. Goff may be less than or greater than the target amount as determined by the Compensation Committee and subject to achievement of performance criteria in compliance with Section 162(m) of the Code.

As more fully described in *"Termination and Change-in-Control Arrangements with Named Executive Officers"* on page 59, Mr. Goff has certain severance and change-in-control rights, and for a period of one year after termination of employment, Mr. Goff agreed to restrictive covenants similar to the Non-Solicitation Obligations described under the above subsection titled *"Gregory A. Frost – Employment Arrangement with Our Chief Financial Officer"* on page 52.

Timothy K. Armour – Employment Arrangement with Our Former Interim CEO

Although Janus did not have a formal written employment agreement with Mr. Armour, he and Janus agreed to certain terms for his service as Interim CEO. The following outlined his overall 2010 compensation structure:

- Base Salary: $500,000, payable semi-monthly
- Cash Bonus Incentive Target: Not applicable (no bonus was paid)

Mr. Armour was also entitled to all health and retirement benefits offered to other senior executives of the Company, and Janus provided temporary housing. The Company will continue Mr. Armour's medical, dental and vision benefits for a period of five years following his service as Interim CEO.

EQUITY AND OTHER INCENTIVE COMPENSATION ARRANGEMENTS WITH NAMED EXECUTIVE OFFICERS

Stock option and restricted stock grants set forth in the *"Executive Compensation – Summary Compensation Table"* were granted pursuant to the terms of Janus' 2005 LTI Plan, 2010 Long-Term Incentive Stock Plan ("2010 LTI Plan") and the EIA Plan. The 2010 LTI Plan has generally replaced the 2005 LTI Plan now that the authorized shares under the 2005 LTI Plan have been basically depleted.

Restricted Stock. Restricted stock awards granted in 2008 were subject to a three-year ratable vesting schedule, and restricted stock awards granted in 2009 and 2010 are subject to a four-year ratable vesting schedule. Additionally, the vesting of restricted stock awards accelerate if the executive dies, becomes disabled, meets our service requirement of 55 years of age and 10 years of service (and terminates employment), or upon a change in control of Janus. Each unvested share of restricted stock held by an executive is entitled to cash dividends declared on Janus common stock, which historically has been at the annual rate of $0.04 per share, and such unvested shares also include the right to vote. This dividend payment is included within the *"All Other Compensation"* column of the *"Summary Compensation Table"* on page 47.

Mutual Fund Unit Awards. The Mutual Fund Plan is designed to grant eligible employees LTI awards in the form of cash compensation that is subject to a vesting schedule and credited with income, gains and losses based on the performance of the Janus mutual fund investments selected by the participant from a list of Janus-designated mutual funds. Once vested, the net cash proceeds are used to purchase shares of the Janus mutual funds selected by the participant (or the Janus Money Market Fund if such mutual fund is not available). Awards under the Mutual Fund Plan granted to our named executive officers are set forth in the "Non-Equity Incentive Plan Compensation" column of the "*Summary Compensation Table*" on page 47. Awards made under the Mutual Fund Plan in 2008 were granted with a ratable vesting schedule of three years. Awards made under the Mutual Fund Plan in 2009 and 2010 have been granted with a four-year ratable vesting schedule. The vesting of all mutual fund unit awards will accelerate if the executive dies, becomes disabled, meets our service requirement of 55 years of age and 10 years of service, or upon a change in control of Janus. Upon vesting, participants receive the value of the award adjusted for earnings or losses attributed to the mutual funds to which the award was indexed, subject to legally required tax withholding.

Stock Options. Janus has significantly reduced the number of stock option grants it has made to its executive officers on an annual basis. However, stock option awards granted in 2008 were subject to a ratable three-year vesting schedule, and stock option awards granted in 2009 and 2010 are subject to a four-year ratable vesting schedule. Additionally, the vesting of the stock option awards accelerates if the executive dies, becomes disabled, meets our service requirement of 55 years of age and 10 years of service (and terminates employment), or upon a change in control of Janus.

OUTSTANDING EQUITY AWARDS AT 2010 YEAR-END

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Richard M. Weil	–	468,750 (2)	$ 11.78	2/5/17	–	–	679,117	$ 8,808,147
Gregory A. Frost	–	15,641 (2)	$ 11.78	2/5/17	–	–	–	–
	11,799	35,400 (3)	$ 5.32	2/1/16	–	–	–	–
	7,576	3,902 (4)	$ 27.54	2/1/15	–	–	–	–
	6,062	2,599 (5)	$ 21.01	2/1/14				
	10,326 (6)	–	$ 21.57	2/12/13	–	–	–	–
	13,762 (7)	–	$ 14.39	2/3/15	–	–	–	–
	20,031 (9)	–	$ 16.24	2/3/14	–	–	–	–
	8,757 (10)	–	$ 14.37	5/7/13	–	–	–	–
	2,225 (11)	–	$ 14.37	5/7/13	–	–	–	–
	2,111 (12)	–	$ 25.71	1/27/12	–	–	–	–
					869 (13)	$ 11,271	25,954	$ 336,623
Jonathan D. Coleman	–	94,659 (2)	$ 11.78	2/5/17	–	–	–	–
	69,139	207,417 (3)	$ 5.32	2/1/16	–	–	–	–
	42,946	22,125 (4)	$ 27.54	2/1/15				
	44,685	19,151 (5)	$ 21.01	2/1/14	–	–	–	–
	43,121 (6)	–	$ 21.57	2/12/13	–	–	–	–
	90,091 (9)	–	$ 16.24	2/3/14	–	–	–	–
	145,338 (11)	–	$ 14.37	5/7/13	–	–	–	–
	23,290 (12)	–	$ 25.71	1/27/12				
					6,399 (13)	$ 82,995	153,439	$ 1,990,104
R. Gibson Smith	–	97,430 (2)	$ 11.78	2/5/17	–	–	–	–
	67,247	201,744 (3)	$ 5.32	2/1/16	–	–	–	–
	43,164	22,235 (4)	$ 27.54	2/1/15				
	26,596	11,399 (5)	$ 21.01	2/1/14	–	–	–	–
	13,566 (6)	–	$ 21.57	2/12/13	–	–	–	–
	135,136 (9)	–	$ 16.24	2/3/14	–	–	–	–
	38,757 (10)	–	$ 14.37	5/7/13	–	–	–	–
	4,370 (11)	–	$ 14.37	5/7/13				
					3,809 (13)	$ 49,403	152,416	$ 1,976,836
James P. Goff	–	79,310 (2)	$ 11.78	2/5/17	–	–	–	–
	35,108	105,326 (3)	$ 5.32	2/1/16	–	–	–	–
	20,378	10,498 (4)	$ 27.54	2/1/15	–	–	–	–
	55,539	2,924 (5)	$ 21.01	2/1/14	–	–	–	–
	44,052 (6)	–	$ 21.57	2/12/13	–	–	–	–
	105,106 (9)	–	$ 16.24	2/3/14	–	–	–	–
	26,593 (12)	–	$ 25.71	1/27/12				
					977 (13)	$ 12,672	94,623	$ 1,227,260
Timothy K. Armour	–	–	–	–	–	–	–	–

"Outstanding Equity Awards at 2010 Year-End" footnotes:

(1) Represents total unvested restricted stock awards as of December 31, 2010. The awards are subject to either a ratable three- or four-year vesting schedule. Mr. Weil's outstanding awards have performance-based vesting. The vesting on all awards would accelerate upon a change in control of Janus or upon the executive's termination of employment due to death, disability or retirement.

(2) Stock options granted on February 5, 2010, with the following material terms: (i) subject to a four-year ratable vesting schedule and (ii) acceleration of vesting upon a change in control of Janus or upon the executive's termination of employment due to death, disability or retirement.

(3) Stock options granted on January 30, 2009, with the following material terms: (i) subject to a four-year ratable vesting schedule and (ii) acceleration of vesting upon a change in control of Janus or upon the executive's termination of employment due to death, disability or retirement.

(4) Stock options granted on February 1, 2008, with the following material terms: (i) subject to a three-year ratable vesting schedule and (ii) acceleration of vesting upon a change in control of Janus or upon the executive's termination of employment due to death, disability or retirement.

(5) Stock options granted on February 2, 2007, with the following material terms: (i) performance-based vesting that, if met, would trigger vesting at between 25 percent and 50 percent of the total award; and (ii) acceleration of vesting upon a change in control of Janus or upon the executive's termination of employment due to death, disability or retirement. Vesting of the total stock options granted was 0 percent, 25 percent and 45 percent during 2010, 2009 and 2008, respectively. Based upon 2010 financial results, the remaining 30 percent will vest in 2011. Mr. Goff's award was not subject to performance-based vesting. Vesting of the total stock options granted to Mr. Goff were 25 percent, 25 percent and 45 percent during 2010, 2009 and 2008, respectively. The remaining 5 percent will vest in 2011.

(6) Stock options granted on February 13, 2006, with the following material terms: (i) performance-based vesting that, if met, would trigger vesting at between 25 percent and 50 percent of the award; and (ii) acceleration of vesting upon a change in control of Janus or upon the executive's termination of employment due to death, disability or retirement. Vesting of the total stock options granted was 10 percent, 50 percent and 40 percent during 2009, 2008 and 2007, respectively.

(7) Stock options granted on February 4, 2005, with the following material terms: (i) performance-based vesting that, if met, would trigger vesting at between 25 percent and 50 percent of the total award; and (ii) acceleration of vesting upon a change in control of Janus or upon the executive's termination of employment due to death, disability, retirement or by the Company for any reason other than for cause. Vesting of the total stock options granted was 35 percent, 40 percent and 25 percent during 2008, 2007 and 2006, respectively.

(8) Stock options granted on April 26, 2004, with ratable vesting over three years beginning in January 2005, and acceleration of vesting upon a change in control of Janus or upon the executive's termination of employment due to death, disability, retirement, or by Janus (other than for cause).

(9) Stock options granted on February 4, 2004, with ratable vesting over three years beginning in December 2004, and acceleration of vesting upon a change in control of Janus or upon the executive's termination of employment due to death, disability, retirement or by Janus (other than for cause).

(10) Stock options granted on May 8, 2003, with ratable vesting over three years beginning in May 2004, and acceleration of vesting upon a change in control of Janus or upon the executive's termination of employment due to death, disability, retirement or by Janus (other than for cause).

(11) Stock options granted on May 8, 2003, with ratable vesting over five years beginning in May 2004, and acceleration of vesting upon a change in control of Janus or upon the executive's termination of employment due to death, disability, retirement or by Janus (other than for cause).

(12) Stock options granted on January 28, 2002, with ratable vesting over five years beginning in January 2003, and acceleration of vesting upon a change in control of Janus or upon the executive's termination of employment due to death, disability, retirement or by Janus (other than for cause).

(13) Represents total unvested restricted stock awards as of December 31, 2010. The awards were subject to a three-year ratable vesting schedule, with the remaining portion subject to performance-based vesting that, if met, would trigger vesting at between 25 percent and 50 percent of the total award, and full acceleration of vesting upon a change in control of Janus. As a member of the Executive Committee in 2007, Messrs. Frost, Coleman and Smith's awards did not vest in the 2010 calendar year due to the Company not achieving certain performance measures, but such awards became fully vested in February 2011 based on the achievement of applicable performance measures. Mr. Goff's award was not subject to the achievement of additional performance measures applicable to Messrs. Frost, Coleman and Smith because Mr. Goff was not a member of the Executive Committee in 2007.

2010 OPTION EXERCISES AND RESTRICTED STOCK VESTED				
	Option Awards		Restricted Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Richard M. Weil	–	–	424,448	$ 5,490,235
Gregory A. Frost	–	–	6,723	$ 83,130
Jonathan D. Coleman	–	–	39,133	$ 483,880
R. Gibson Smith	–	–	38,315	$ 473,765
James P. Goff	–	–	24,495	$ 302,881
Timothy K. Armour	–	–		

(1) The value of each restricted stock award was calculated by multiplying the fair market value (the average of the high and low trading prices on the vesting date) of the Company's common stock on the vesting date by the number of shares that vested.

EQUITY COMPENSATION PLAN INFORMATION

The following table presents information, determined as of March 1, 2011, about outstanding awards and shares remaining available for issuance under the Company's equity-based LTI plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)(4)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))(c)
Equity comp plans approved by shareholders(1)	13,980,204	$ 14.42	3,314,003(5)
Equity comp plans not approved by shareholders(2)	1,850,034	$ 14.41	91,555
Total(3)	15,830,238	$ 14.42	3,405,558

(1) Consists of the 1998 Long-Term Incentive Stock Plan ("1998 Plan"), the 2005 LTI Plan and the 2010 LTI Plan.
(2) Consists of Janus' 2004 Employment Inducement Award Plan ("EIA Plan"). In accordance with the NYSE rules, the EIA Plan only permits awards to newly hired employes of the Company or its subsidiaries to induce them to become employed by a Janus entity. Any award granted under the EIA Plan requires the issuance of a press release and NYSE notification of the additional shares being issued. The EIA Plan has not been approved by the Company's shareholders.
(3) Weighted average remaining term for outstanding stock options as of the Record Date was 3.84 years.
(4) Does not take into account restricted stock unit awards under the 1998 Plan.
(5) As of the Record Date, approximately 635,355 stock options and 7,465 shares of restricted stock were available for future issuance under the 2005 LTI Plan, and zero (0) shares of common stock were available for future issuance under the 1998 Plan. As of the Record Date, approximately 2,671,183 shares were available for future issuance under the 2010 LTI Plan. Also, Janus had 4,428,462 shares of unvested restricted stock awards outstanding as of the Record Date.

PENSION BENEFITS

None of our named executive officers participates in or has benefits accrued under any qualified or non-qualified defined benefit plan sponsored by Janus.

NON-QUALIFIED DEFERRED COMPENSATION FOR 2010

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Richard M. Weil	–	–	–	–	–
Gregory A. Frost	–	–	–	–	–
Jonathan D. Coleman	–	–	–	–	–
R. Gibson Smith	–	–	$ 118,040	($ 143,323)	$ 1,132,008
James P. Goff	–	–	–	–	–
Timothy K. Armour (1)	–	–	–	–	–

(1) Mr. Armour has deferred directors' fees under the Director Deferred Fee Plan, as referred to in "*Director Compensation*" on page 16.

Executive Income Deferral Program. Under the Executive Income Deferral Program, the named executive officers and other executives of the Company and its affiliates may elect to defer payment of up to 50 percent of their base salary, all or a portion of their annual cash bonus (and commissions, if applicable), and all or a portion of their restricted stock awards. All compensation deferred under this program is credited during the deferred period with the gains and losses of certain Janus-affiliated mutual funds selected by the participant, and all restricted stock awards deferred will convert into restricted stock units. A participant's interest in the deferred compensation is payable in a single payment or in installments upon a specified date (at least two years after the deferral), separation from service or retirement. None of our named executive officers elected to participate in this program in 2010, and only Mr. Smith has account balances in the Executive Income Deferral Program.

TERMINATION AND CHANGE-IN-CONTROL ARRANGEMENTS WITH NAMED EXECUTIVE OFFICERS

In addition to the rights and benefits described below for each of our named executive officers, all of their current LTI awards will fully vest in the event of a change in control of Janus and the named executive officers will be paid the deferred compensation benefits described in "*Non-Qualified Deferred Compensation for 2010*" above (as well as any other payments or benefits provided to salaried employees generally).

Richard M. Weil

Termination by Janus (Other than for Cause) Prior to a Change in Control

Effective January 26, 2011, Mr. Weil decided to voluntarily terminate his written severance rights agreement. As a result, Mr. Weil is no longer a party to a written agreement covering terminations prior to a change in control. However, Janus has implemented certain severance guidelines to assist in determining the approximate range of severance benefits for Mr. Weil and other employees. To be eligible to receive any severance under the guidelines, Janus requires that Mr. Weil execute a comprehensive legal release, which would include a 12-month non-solicitation and non-interference covenant relating to employees and clients, and a general non-disparagement covenant. If his termination is a result of individual material performance problems, our Company guidelines state that Mr. Weil would only be provided two weeks of base salary in lieu of a two-week notice. No other benefits would be contractually required except as required by law. If there is an involuntary termination of Mr. Weil's employment without material performance problems, he would be entitled to receive the following severance benefits:

Lump Sum Salary Payment:	Payment equal to 6 months of salary (based on tenure)
Cash Bonus:	Pro-rata bonus payment if termination is after July 1st
401(k), Profit Sharing and ESOP Plan ("Janus 401(k) Plan"):	100 percent vesting of Company contributions
Medical Benefits:	Benefits provided for 6 months on a Company-paid basis (based on tenure)

Termination by Janus (Other than for Cause, Death or Disability) or Termination by the Executive for Good Reason Following a Change in Control

Janus has entered into a change-in-control agreement with Mr. Weil. The term of the change-in-control agreement ends December 31, 2012, and then extends for one year upon each anniversary unless a notice not to extend is given by Janus. If a change in control (as defined in the agreement) occurs during the term of the agreement or any extension thereof, then the agreement becomes operative for a fixed two-year period. The agreement provides generally that the terms and conditions of Mr. Weil's employment (including position, location, compensation and benefits) will not be materially and negatively changed during the two-year period after a change in control.

In the event that Janus terminates Mr. Weil's employment (other than for cause, death or disability), or if Mr. Weil resigns for "good reason" (unless the Company remedies such event within 30 days after he provides a written notice to the Company within 90 days of such event), in each case, within two years following a change in control, Janus will provide the following payments and benefits to Mr. Weil: (i) a lump sum severance payment equal to two times the annual target cash compensation in the calendar year immediately preceding the termination of employment (or if higher, in the calendar year immediately preceding the change in control); (ii) a lump sum severance payment equal to two times the value of Janus' contributions made on behalf of Mr. Weil to the Janus 401(k), Profit Sharing and ESOP Plan in the four calendar quarters prior to termination of employment (or if higher, in the four calendar quarters prior to the change in control); (iii) continued medical, dental and vision insurance benefits for 24 months; and (iv) outplacement services for three months. Mr. Weil is not entitled to a 280G tax gross-up payment.

"Good reason" arises when there is (without his express written consent): (i) a material negative change in the nature or status of his responsibilities; (ii) a material negative change to his aggregate target compensation or an adverse change to the compensation calculation methodology; (iii) a relocation of the principal place of employment to a location of more than 40 miles that results in a material negative change to the geographic location where he primarily performs services to Janus; or (iv) a failure to assign his employment-related agreements to a successor company.

Under the terms of the change-in-control agreement, Janus is responsible for paying all legal fees and expenses reasonably incurred by Mr. Weil arising from any dispute concerning the interpretation or enforcement of the agreement plus interest.

Termination for Death or Disability

If Mr. Weil's employment is terminated as a result of his death or disability, Mr. Weil or his estate is entitled to benefits in accordance with policies of Janus generally applicable to all employees. In addition, all unvested LTI awards will immediately vest and be paid in full, and he (or his estate) will have one year following termination of employment to exercise any vested stock options.

Termination by Janus for Cause or by the Executive Other Than for Good Reason

Except as set forth below, upon termination for any other reason, Mr. Weil is not entitled to any payment or benefit other than the payment of unpaid salary and accrued and unused vacation pay. In addition, upon termination of his employment for any other reason, Mr. Weil will forfeit any outstanding unvested LTI awards except that he will have three months following termination of employment to exercise any vested stock options.

Assuming Mr. Weil's employment had been terminated under the circumstances set forth above, in each case on December 31, 2010, Mr. Weil would have been entitled to the following estimated payments and benefits (all figures listed in thousands):

	Cash Severance	Bonus	Medical Continuation and Other Benefits	Value of Accelerated Equity and Performance Awards (1)	Value of 401(k), ESOP, Profit Sharing and Deferred Comp Accounts (2)	TOTAL
Termination for Performance	$ 20	N/A	$ 3	N/A	$ 21	$ 44
Without Cause or for Good Reason (No CIC)	$ 250	$ 3,500	$ 13	N/A	$ 21	$ 3,784
Without Cause or for Good Reason Following a CIC	$ 8,034 (3)	N/A	$ 30	$ 9,326 (4)	$ 21	$ 17,411
Death	N/A	N/A	N/A	$ 9,326	$ 21	$ 9,347
Disability	N/A	N/A	N/A	$ 9,326	$ 21	$ 9,347
Retirement	N/A	N/A	N/A	N/A	$ 21	$ 21
Other	N/A	N/A	N/A	N/A	$ 21	$ 21

(1) Reflects the value of unvested mutual fund unit awards based on the value on the grant date (not current value), and the value of unvested restricted stock and in-the-money unvested stock options as of December 31, 2010, using the fair market value of Janus' common stock as of such date.
(2) Reflects the total value (both employee and employer contributions) of each 401(k), ESOP, Profit Sharing and Deferred Comp account (as applicable) as of December 31, 2010.
(3) Cash severance calculation is based on two times Mr. Weil's 2010 salary and 2010 variable cash target.
(4) All LTI awards fully vest upon a change in control of Janus without any additional condition such as termination of employment by Janus or for good reason by the executive.

Gregory A. Frost

Termination by Janus (Other than for Cause) Prior to a Change in Control

Mr. Frost is not a party to a written severance agreement covering terminations prior to a change in control. However, Janus has implemented certain severance guidelines to assist in determining the approximate range of severance benefits for Mr. Frost and other employees. To be eligible to receive any severance under the guidelines, Janus would have required that Mr. Frost execute a comprehensive legal release, which would have included a 12-month non-solicitation and non-interference covenant relating to employees and clients, and a general non-disparagement covenant. If his termination had been the result of individual material performance problems, our Company guidelines state that Mr. Frost would only have been provided two weeks of base salary in lieu of a two-week notice. No other benefits would be contractually required except as required by law. If there had been an involuntary termination of Mr. Frost without material performance problems, he would have received the following severance benefits:

Lump Sum Salary Payment:	Payment equal to 12 months of salary (based on tenure)
Cash Bonus:	Pro-rata bonus payment if termination is after July 1st
401(k), Profit Sharing and ESOP Plan ("Janus 401(k) Plan"):	100% vesting of Company contributions
Medical Benefits:	Benefits provided for 12 months on a Company-paid basis (based on tenure)

Termination by Janus (Other than for Cause, Death or Disability) or Termination by the Executive for Good Reason Following a Change in Control

Janus has entered into a change-in-control agreement with Mr. Frost. The term of the change in control agreement ends December 31, 2012, and then extends for one year upon each anniversary unless a notice not to extend is given by Janus. If a change in control (as defined in the agreement) occurs during the term of the agreement or any extension thereof, then the agreement becomes operative for a fixed two-year period. The agreement provides generally that the terms and conditions of Mr. Frost's employment (including position, location, compensation and benefits) will not be materially and negatively changed during the two-year period after a change in control.

In the event that Janus terminates Mr. Frost's employment (other than for cause, death or disability), or if Mr. Frost resigns for "good reason" (summarized below), in each case, within two years following a change in control, Janus will provide the following payments and benefits to Mr. Frost: (i) a lump sum severance payment equal to two times the annual cash compensation earned in the calendar year immediately preceding the termination of employment (or if higher, in the calendar year immediately preceding the change in control); (ii) a lump sum severance payment equal to two times the value of Janus' contributions made on behalf of Mr. Frost to the Janus 401(k), Profit Sharing and ESOP Plan in the four calendar quarters prior to termination of employment (or if higher, in the four calendar quarters prior to the change in control); (iii) continued medical, dental and vision insurance benefits for 24 months; and (iv) outplacement services for three months. In calculating the severance compensation described in subsection (i) above, the annual cash bonus component of Mr. Frost's severance payment will be equal to Mr. Frost's annual target bonus in the calendar year immediately prior to the date of termination or the change in control (whichever is greater). Effective January 1, 2011, Mr. Frost is no longer entitled to a 280G tax gross-up payment under his change in control agreement.

"Good reason" arises when there is (without his express written consent) (i) a material negative change or reduction in the nature or status of his responsibilities; (ii) a material negative change to his aggregate target compensation or an adverse change to the compensation calculation methodology; (iii) a relocation of the principal place of employment to a location of more than 40 miles that results in a material negative change to the geographic location where he primarily performs services to Janus; or (iv) a failure to assign his employment-related agreement to a successor company.

Under the terms of the change-in-Control Agreement, Janus is responsible for paying all legal fees and expenses reasonably incurred by Mr. Frost arising from any dispute concerning the interpretation or enforcement of the agreement plus interest.

Termination for Death, Disability or Retirement

If Mr. Frost's employment is terminated as a result of his death, disability or retirement, Mr. Frost or his estate is entitled to benefits in accordance with policies of Janus generally applicable to all employees. In addition, all unvested LTI awards will immediately vest and be paid in full, and he (or his estate) will have one year following termination of employment to exercise any vested stock options.

Termination by Janus for Cause or by the Executive Other Than for Good Reason

Upon termination for any other reason, Mr. Frost is not entitled to any payment or benefit other than the payment of unpaid salary and accrued and unused vacation pay. In addition, Mr. Frost's outstanding unvested LTI awards will be forfeited and he will have three months following termination of employment to exercise any vested stock options.

Assuming Mr. Frost's employment had been terminated under the circumstances set forth above, in each case on December 31, 2010, Mr. Frost would have been entitled to the following estimated payments and benefits (all figures listed in thousands):

	Cash Severance	Bonus	Medical Continuation and Other Benefits	Value of Accelerated Equity and Performance Awards (1)	Value of 401(k), ESOP, Profit Sharing and Deferred Comp Accounts (2)	TOTAL
Termination for Performance	$ 16	N/A	$ 3	N/A	$ 641	$ 660
Without Cause or for Good Reason (No CIC)	$ 400	$ 660	$ 19	N/A	$ 641	$ 1,720
Without Cause or for Good Reason Following a CIC	$ 2,154 (3)	N/A	$ 29	$ 2,102 (4)	$ 641	$ 4,926
Death	N/A	N/A	N/A	$ 2,102	$ 641	$ 2,743
Disability	N/A	N/A	N/A	$ 2,102	$ 641	$ 2,743
Retirement	N/A	N/A	N/A	N/A	$ 641	$ 641
Other	N/A	N/A	N/A	N/A	$ 641	$ 641

(1) Reflects the value of unvested mutual fund unit awards based on the value on the grant date (not current value), and the value of unvested restricted stock and in-the-money unvested stock options as of December 31, 2010, using the fair market value of Janus common stock as of such date.
(2) Reflects the total value (both employee and employer contributions) of each 401(k), ESOP, Profit Sharing and Deferred Comp account (as applicable) as of December 31, 2010.
(3) Cash severance calculation is based on two times Mr. Frost's 2010 salary and 2010 variable cash target.
(4) All LTI awards fully vest upon a change in control of Janus without any additional condition such as termination of employment by Janus or for good reason by the executive.

Jonathan D. Coleman and R. Gibson Smith

Termination by Janus without Cause or by Messrs. Coleman or Smith for Good Reason Prior to a Change in Control

If Janus terminates Mr. Coleman's or Mr. Smith's employment other than for cause, or if either Mr. Coleman or Mr. Smith terminate his employment for "good reason" (summarized below) prior to a change in control, and if he executes a release of claims and complies with an 18-month non-solicitation of employees and customers, then Mr. Coleman or Mr. Smith will be entitled to receive the following payments and benefits: (i) 12 months of continued medical, dental and vision benefits for him and his dependents; (ii) three months of outplacement services; and (iii) a lump sum severance payment equal to one times his total average annual cash compensation paid in the two four-quarter periods immediately preceding his date of termination.

"Good reason" means the occurrence (without his express written consent) of any of the following events that are not remedied by Janus within 30 days after he provides a detailed notice to Janus (within 90 days of such event) of the acts or omissions that give rise to his belief that good reason exists: (i) his reassignment to a role that is inconsistent with his responsibilities as a portfolio manager or Co-CIO that materially and negatively alters his status as a portfolio manager or Co-CIO (but excluding any assignment to a mutual fund or portfolio with a smaller amount of AUM that may result in reduced compensation); (ii) the relocation of his principal place of employment to a location more than 40 miles from his current principal place of employment that results in a material negative change in his geographic location where he performs services to Janus; (iii) a material negative change to the methodology used to calculate his compensation; (iv) a non-renewal of his change-in-control agreement; (v) a material default by Janus with respect to the payment of any compensation or benefit; or (vi) removal from the Executive Committee.

Termination by Janus (Other than for Cause, Death or Disability) or Termination by Mr. Coleman or Mr. Smith for Good Reason Following a Change in Control

Janus has entered into change in control agreements with Messrs. Coleman and Smith. The terms of the change-in-control agreements end on December 31, 2012, and then extend for one year upon each anniversary unless a notice not to extend is given by Janus. In the event that Janus terminates Mr. Coleman's or Mr. Smith's employment (other than for cause, death or disability), or if Mr. Coleman or Mr. Smith resign for "good reason" (summarized below) within two years following a change in control, Janus will provide the following payments and benefits to Mr. Coleman and Mr. Smith: (i) a lump sum severance payment equal to two times the average annual cash compensation earned in the two four-quarter periods immediately preceding the termination of employment (or if higher, in the two four-quarter periods immediately preceding the change in control); (ii) a lump sum severance payment equal to two times the value of Janus contributions made on behalf of Mr. Coleman and Mr. Smith to the Janus 401(k), Profit Sharing and ESOP Plan in the four quarters prior to termination of employment (or if higher, in the four quarters prior to the change in control); (iii) continued medical, dental and vision insurance benefits for 24 months; and (iv) outplacement services for three months. In calculating the severance compensation described in subsection (i) above, Mr. Coleman's and Mr. Smith's target Co-CIO compensation (excluding portfolio manager compensation) will be applied rather than the actual Co-CIO compensation paid to him. Effective January 1, 2011, Messrs. Coleman and Smith are no longer entitled to a 280G tax gross-up payment under their change-in-control agreements.

"Good reason" arises when there is (without his express written consent) (i) a material negative change in the nature or status of his responsibilities; (ii) a material negative change to his aggregate target compensation or an adverse change to the compensation calculation methodology; (iii) a relocation of the principal place of employment to a location of more than 40 miles that results in a material negative change to the geographic location where he primarily performs services to Janus; or (iv) a failure to assign his employment-related agreements to a successor company.

Under the terms of the change in control agreement, Janus is responsible for paying all legal fees and expenses reasonably incurred by Mr. Coleman and Mr. Smith arising from any dispute concerning the interpretation or enforcement of the agreement plus interest.

Voluntary Departure with Non-Compete Obligation

If Mr. Coleman or Mr. Smith terminates his employment voluntarily while in "good standing" (as defined below), executes a release of claims against Janus, and complies with a two-year covenant not to compete or solicit Janus' employees, customers and business, then all of his unvested LTI awards will continue to vest and be paid in accordance with the original vesting schedule provided for in the applicable award agreements. Any stock options will remain exercisable for the remainder of their respective terms. "Good standing" means that the CEO has approved the continuation of vesting and has certified that Mr. Coleman or Mr. Smith has not engaged in any conduct, action or omission that would constitute grounds for terminating his employment for cause.

Termination for Death or Disability

If Mr. Coleman's or Mr. Smith's employment is terminated as a result of his death or disability, Mr. Coleman or Mr. Smith (or their respective estate) will be entitled to: (i) a lump sum severance payment equal to the total cash compensation earned by him in the four full calendar quarters immediately prior to the date of his death or disability; and (ii) one year following termination of employment to exercise any vested stock options (all unvested LTI awards will immediately vest and be paid in full in the event of death or disability.)

Termination by Janus for Cause or by the Executive Other Than for Good Reason

Except as set forth below, Messrs. Coleman and Smith are not entitled to any payment or benefit other than the payment of unpaid salary and accrued and unused vacation pay. In addition, Messrs. Coleman and Smith will forfeit any outstanding unvested LTI awards and will have three months following termination of employment to exercise any vested stock options.

Assuming Mr. Coleman's employment had been terminated on December 31, 2010, under each of the circumstances set forth above, his current severance rights arrangements would have entitled Mr. Coleman to the following estimated payments and benefits (all figures listed in thousands):

	Cash Severance	Bonus	Medical Continuation and Other Benefits	Value of Accelerated Equity and Performance Awards (1)	Value of 401(k), ESOP, Profit Sharing and Deferred Comp Accounts (2)	TOTAL
Without Cause or for Good Reason (No CIC)	$ 4,442 (3)	N/A	$ 16	N/A	$ 842	$ 5,300
Without Cause or for Good Reason Following a CIC	$ 10,755 (4)	N/A	$ 28	$ 6,680 (5)	$ 842	$ 18,305
Death	$ 4,380 (6)	N/A	N/A	$ 6,680	$ 842	$ 11,902
Disability	$ 4,380 (6)	N/A	N/A	$ 6,680	$ 842	$ 11,902
Retirement	N/A	N/A	N/A	N/A	$ 842	$ 842
Voluntarily with Non-Compete	N/A	N/A	N/A	$ 6,680 (7)	$ 842	$ 7,522
Other	N/A	N/A	N/A	N/A	$ 842	$ 842

(1) Reflects the value of unvested mutual fund unit awards based on the value on the grant date (not current value), and the value of unvested restricted stock and in-the-money unvested stock options as of December 31, 2010, using the closing price of Janus common stock as of such date.
(2) Reflects the total value (both employee and employer contributions) of each 401(k), ESOP, Profit Sharing and Deferred Comp account (as applicable) as of December 31, 2010.
(3) Cash severance calculation includes cash compensation paid through the fourth quarter 2010.

(4) Cash severance calculation includes two times Mr. Coleman's cash compensation earned through the fourth quarter 2010 and average Co-CIO target compensation for 2009 and 2010.

(5) All LTI awards fully vest upon a change in control of Janus without any additional condition such as termination of employment by Janus or for good reason by the executive.

(6) Cash severance calculation includes cash compensation earned through the fourth quarter 2010.

(7) All LTI awards continue to vest and be paid in accordance with original vesting schedule upon voluntary departure with a two-year, non-compete agreement.

Assuming Mr. Smith's employment had been terminated on December 31, 2010, under each of the circumstances set forth above, his current severance rights arrangements would have entitled Mr. Smith to the following estimated payments and benefits (all figures listed in thousands):

	Cash Severance	Bonus	Medical Continuation and Other Benefits	Value of Accelerated Equity and Performance Awards (1)	Value of 401(k), ESOP, Profit Sharing and Deferred Comp Accounts (2)	TOTAL
Without Cause or for Good Reason (No CIC)	$ 4,743 (3)	N/A	$ 16	N/A	$ 1,571	$ 6,330
Without Cause or for Good Reason Following a CIC	$ 11,826 (4)	N/A	$ 28	$ 6,485 (5)	$ 1,571	$ 19,910
Death	$ 5,507 (6)	N/A	N/A	$ 6,485	$ 1,571	$ 13,563
Disability	$ 5,507 (6)	N/A	N/A	$ 6,485	$ 1,571	$ 15,563
Retirement	N/A	N/A	N/A	N/A	$ 1,571	$ 1,571
Voluntarily with Non-Compete	N/A	N/A	N/A	$ 6,485 (7)	$ 1,571	$ 8,056
Other	N/A	N/A	N/A	N/A	$ 1,571	$ 1,571

(1) Reflects the value of unvested mutual fund unit awards based on the value on the grant date (not current value), and the value of unvested restricted stock and in-the-money unvested stock options as of December 31, 2010, using the closing price of Janus common stock as of such date.

(2) Reflects the total value (both employee and employer contributions) of each 401(k), ESOP, Profit Sharing and Deferred Comp account (as applicable) as of December 31, 2010.

(3) Cash severance calculation includes cash compensation paid through the fourth quarter 2010.

(4) Cash severance calculation includes two times Mr. Smith's cash compensation earned through the fourth quarter 2010 and average Co-CIO target compensation for 2009 and 2010.

(5) All LTI awards fully vest upon a change in control of Janus without any additional condition such as termination of employment by Janus or for good reason by the executive.

(6) Cash severance calculation includes cash compensation earned through the fourth quarter 2010.

(7) All LTI awards continue to vest and be paid in accordance with original vesting schedule upon voluntary departure with a two-year non-compete agreement.

James P. Goff

Termination by Janus (Other than for Cause) Prior to a Change in Control

Janus has entered into a severance letter agreement with Mr. Goff. The term of the severance letter agreement ends December 31, 2012, and then extends for one year upon each anniversary unless a 90-day written notice not to extend is given by Janus. If Janus terminates Mr. Goff's employment other than for cause, and if Mr. Goff releases claims against Janus and complies with an 18-month non-solicitation of employees and customers, then Mr. Goff will be entitled to receive (i) 12-months of continued medical, dental and vision benefits for him and his dependents; (ii) three months of outplacement services; and (iii) a lump sum severance payment equal to one times his total cash compensation earned in four full calendar quarters immediately prior to the date of termination. This severance compensation will be paid to Mr. Goff six months following his separation from service.

Termination by Mr. Goff for Good Reason Prior to a Change in Control

The Company also provides Mr. Goff with certain benefits in the event that Mr. Goff terminates his employment for "good reason" (summarized below) prior to a change in control. "Good reason" means the occurrence (without his express written consent) of any of the following events, unless Janus remedies such event within 30 days after he provides a detailed notice to Janus of the acts or omissions resulting in his belief that good reason exists: (i) his reassignment to a role that is inconsistent with his responsibilities as a portfolio manager that materially and adversely alters his status as a portfolio manager (but excluding any assignment to a mutual fund or portfolio with a smaller amount of AUM that may result in reduced compensation); (ii) the relocation of his principal place of employment to a location more than 40 miles from his current principal place of employment; (iii) a substantial adverse change to the then-current methodology used to calculate his compensation; (iv) a non-renewal by Janus of, or a substantial adverse change to, his severance letter agreement or his change-in-control agreement; or (v) a material default by Janus with respect to the payment of any compensation or benefit.

If Mr. Goff terminates his employment as a result of (i) the relocation of his principal place of employment to a location more than 40 miles from his current principal place of employment; (ii) a substantial adverse change to the then-current methodology used to calculate his compensation; or (iii) the non-renewal by Janus of, or a substantial adverse change to, his severance letter agreement or change-in-control agreement, then Janus will cause the acceleration of all unvested LTI awards granted to Mr. Goff on or after December 30, 2004 (including unvested shares of Janus restricted stock, unvested options to purchase Janus stock and unvested mutual fund share awards). If Mr. Goff terminates his employment as a result of (i) his reassignment to a role that is inconsistent with his responsibilities as a portfolio manager that materially and adversely alters his status as a portfolio manager or (ii) there is a material default by Janus with respect to the payment of any compensation or benefit, then Janus will pay to Mr. Goff a lump sum severance amount equal to his total cash compensation earned in the four full calendar quarters immediately prior to the date of termination. Any and all of the above severance compensation will be paid or transferred to Mr. Goff after six months following his separation from service.

Termination by Janus (Other than for Cause, Death or Disability) or Termination by the Executive for Good Reason Following a Change in Control

Janus has entered into a change-in-control agreement with Mr. Goff. The term of the change-in-control agreement ends December 31, 2012, and then extends for one year upon each anniversary unless a notice not to extend is given by Janus. In the event that Janus terminates Mr. Goff's employment (other than for cause, death or disability) or if Mr. Goff resigns for "good reason" (summarized below) within two years following a change in control, Janus will provide the following payments and benefits to Mr. Goff: (i) a lump sum severance payment equal to two times the average annual cash compensation earned in the two four-quarter periods immediately preceding the termination of employment (or if higher, in the two four-quarter periods immediately preceding the change in control); (ii) a lump sum severance payment equal to two times the value of Janus contributions made on behalf of Mr. Goff to the Janus 401(k), Profit Sharing and ESOP Plan in the four quarters prior to termination of employment (or if higher, in the four quarters prior to the change in control); (iii) continued medical, dental and vision insurance benefits for 24 months; and (iv) outplacement services for three months. Effective January 1, 2011, Mr. Goff is no longer entitled to a 280G tax gross-up payment under his change-in-control agreement.

"Good reason" arises when there is (without his express written consent) (i) a material negative change in the nature or status of his responsibilities, (ii) a material negative change to his aggregate target compensation or adverse change to the calculation methodology, (iii) a relocation of the principal place of employment to a location of more than 40 miles from where he performs services to Janus or (iv) a failure to assign his employment agreement to a successor company.

Under the terms of the change-in-control agreement, Janus is responsible for paying all legal fees and expenses reasonably incurred by Mr. Goff arising from any dispute concerning the interpretation or enforcement of the agreement plus interest.

Voluntary Departure with Non-Compete Obligation

If Mr. Goff terminates his employment voluntarily while in "good standing" (as defined below), executes a release of claims against Janus, and complies with a two-year covenant not to compete or solicit Janus' employees, customers and business, then all of his unvested LTI awards will continue to vest and be paid in accordance with the original vesting schedules provided for in his applicable award agreements, provided that any mutual fund unit awards will be paid to Mr. Goff within 90 days following his separation from service (subject to clawback if he does not comply with his restrictive covenants). Any stock options will remain exercisable for the remainder of their respective terms. "Good standing" shall mean that the CEO has approved the continuation of vesting and has certified that Mr. Goff has not engaged in any conduct, action or omission that would constitute grounds for terminating his employment for cause.

Termination for Death or Disability

If Mr. Goff's employment agreement is terminated as a result of his death or disability, Mr. Goff or his estate will be entitled to: (i) a lump sum severance payment equal to his total cash compensation earned in the four full calendar quarters immediately prior to the date of his death or disability, and (ii) one year following termination of employment to exercise any vested stock options. All unvested LTI awards will immediately vest and be paid in full in the event of death or disability.

Termination by Janus for Cause or by the Executive Other Than for Good Reason

Except as set forth below, Mr. Goff is not entitled to any payment or benefit other than the payment of unpaid salary and accrued and unused vacation pay. In addition, Mr. Goff will forfeit any outstanding unvested LTI awards and will have three months following termination of employment to exercise any vested stock options.

Assuming Mr. Goff's employment had been terminated under each of the circumstances set forth above, in each case on December 31, 2010, Mr. Goff would have been entitled to the following estimated payments and benefits (all figures listed in thousands):

	Cash Severance	Bonus	Medical Continuation and Other Benefits	Value of Accelerated Equity and Performance Awards (1)	Value of 401(k), ESOP, Profit Sharing and Deferred Comp Accounts (2)	TOTAL
Without Cause (No CIC)	$ 3,358 (3)	N/A	$ 16	N/A	$ 2,086	$ 5,460
For Good Reason Prior to a CIC (Cash Payout)	$ 3,358 (3)	N/A	N/A	N/A	$ 2,086	$ 5,444
For Good Reason Prior to a CIC (LTI Payout)	N/A	N/A	N/A	$ 3,905	$ 2,086	$ 5,991
Without Cause or for Good Reason Following a CIC	$ 6,924 (3)	N/A	$ 28	$ 3,905 (4)	$ 2,086	$ 12,943
Death	$ 3,358 (3)	N/A	N/A	$ 3,905	$ 2,086	$ 9,349
Disability	$ 3,358 (3)	N/A	N/A	$ 3,905	$ 2,086	$ 9.349
Retirement	N/A	N/A	N/A	N/A	$ 2,086	$ 2,086
Voluntarily with Non-Compete	N/A	N/A	N/A	$ 3,905 (5)	$ 2,086	$ 5,991
Other	N/A	N/A	N/A	N/A	$ 2,086	$ 2,086

(1) Reflects the value of unvested mutual fund unit awards based on the value on the grant date (not current value), and the value of unvested restricted stock and in-the-money unvested stock options as of December 31, 2010, using the closing price of Janus common stock as of such date.

(2) Reflects the total value (both employee and employer contributions) of each 401(k), ESOP, Profit Sharing and Deferred Comp account (as applicable) as of December 31, 2010.

(3) Cash severance calculation includes two times Mr. Goff's average cash compensation earned in the last two four-calendar quarters, including the fourth quarter of 2010.

(4) All LTI awards fully vest upon a change in control of Janus without any additional condition such as termination of employment by Janus or for good reason by the executive.

(5) All LTI awards continue to vest and be paid in accordance with original vesting schedule upon voluntary departure with a two-year non-compete agreement.

Timothy K. Armour

Effective February 1, 2010, with the hiring of Mr. Weil as CEO, Mr. Armour stepped down as Interim CEO of Janus and transitioned back to his role as outside director. No termination payments were made to Mr. Armour in connection with this transition except the extension of his health benefits for five years and a gift of a vacation trip for Mr. Armour and his wife.

Termination by Janus (Other than for Cause) Prior to or Following a Change in Control

During his tenure as Interim CEO (which ended February 1, 2010), Mr. Armour was not a party to a written severance agreement covering employment terminations. As a result, he would be subject to our general severance guidelines as described under Mr. Weil's subsections titled *"Termination by Janus (other than for Cause) Prior to a Change in Control."*

Termination for Death, Disability or Retirement

If Mr. Armour's employment was terminated as a result of his death, disability or retirement, Mr. Armour would have been entitled to benefits in accordance with policies of Janus generally applicable to all employees.

Termination by Janus for Cause or by the Executive Other Than for Good Reason

Upon termination for any other reason, Mr. Armour would not have been entitled to any payment or benefit other than the payment of unpaid salary and accrued and unused vacation pay.

PROPOSAL NO. 3 – NON-BINDING ADVISORY VOTE RELATED TO EXECUTIVE COMPENSATION

Pursuant to regulations recently adopted by the SEC, and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act, our shareholders are being provided with the opportunity to cast a non-binding advisory vote on executive compensation as described below. As provided for in the regulations, the vote is considered advisory and non-binding on the Company and its Board of Directors. Although the vote is non-binding under the regulations, the Board and the Compensation Committee value constructive dialogue on compensation and other important governance topics with our shareholders. The Compensation Committee has overseen the development of Janus' compensation programs that are described more fully in this Proxy Statement. As discussed in the "*Compensation Discussion and Analysis*" section, we design our executive officer compensation programs to provide variable compensation opportunities to our key executives that reflect both Company performance and individual executive performance, along with the alignment of that compensation with the interests of public and fund shareholders. The compensation programs are also designed to attract, motivate and retain the key executives who drive our success.

More specifically:

- Our CEO's variable incentive compensation is a mix of 37 percent cash and 63 percent long-term equity awards that are subject to performance-based vesting. This aligns a substantial majority of our CEO's variable compensation with the interests of our public shareholders.
- Effective January 26, 2011, Mr. Weil decided to voluntarily terminate his written severance rights agreement. As a result, Mr. Weil is no longer a party to a written agreement covering terminations prior to a change in control. Instead, Janus has implemented certain severance guidelines to assist in determining the approximate range of severance benefits for Mr. Weil and other employees.
- Janus' compensation programs maintain a clear linkage between performance and compensation by ensuring that a high percentage of total executive officer compensation is "at-risk," i.e., contingent on the achievement of identifiable financial, investment and/or strategic performance objectives. Janus has included transparent disclosure of these performance metrics, including firm profits, net flows and strategic objectives in this Proxy Statement.
- Incentive-based or at-risk pay represents approximately 89 percent of our executive officers' total compensation opportunity, excluding special one-time awards, with approximately 35 percent tied to Janus' public shareholder returns (equity awards), 8 percent tied to Janus' investment performance (mutual fund unit awards), and the remaining 57 percent tied to achievement of challenging annual performance objectives (cash bonus awards).
- Base salary (fixed compensation) represents on average only approximately 11 percent of our named executive officers' total compensation opportunity.
- Except for offering our named executive officers an income deferral program, relocation expense reimbursement, and certain change-in-control protections, we generally provide broad-based benefits and severance protection to our executives that are similar to (if not the same as) those offered to other Janus employees. Although some of our competitors may provide their executives with special perquisites, we believe that we can retain top executive and investment talent by providing market competitive total compensation opportunities and health and retirement benefits.
- The severance benefits in our named executive officers' written change-in-control agreements are limited to two times (2x) an executive's total cash compensation and are no longer are subject to tax gross-up payments with respect to any excise tax liability under Section 4999 of the Code related to any Section 280G excess parachute payment. Thus, the named executive officers are personally responsible for the payment of any excise tax.
- The severance benefits in our named executive officers' written change-in-control agreements
- All LTI awards effective on or after January 1, 2012, will include a "double-trigger" requirement in order to receive accelerated vesting upon a change in control of Janus. Specifically, an executive's LTI award effective on or after 2012 will be subject to accelerated vesting only if there is both a

completed change in control of Janus and an involuntary job loss or substantial diminution in the executive's compensation or duties. Vesting acceleration will continue in the event of death, disability or retirement.

- The Committee continually reviews Janus' compensation practices and has implemented the following additional changes over the last few years:
  – Eliminated all formal written executive employment agreements (except Mr. Weil's offer letter);
  – Eliminated excise tax gross-up payments for any change-in-control agreements on or after January 2009 (in addition to the recently amended named executive officers' change-in-control agreements);
  – Required substantial ongoing equity and mutual fund ownership position for executives, including the requirement that each named executive officer hold Janus equity and mutual funds that total at least four times that executive's base salary;
  – Adopted a clawback policy that allows the Company to recapture LTI awards paid to an executive who engages in financial misconduct;
  – Shifted equity awards away from stock options to restricted stock awards, which further aligns our executive officers with the long-term interests of our public shareholders;
  – Terminated the payment of dividends on unvested performance share awards;
  – Recommended that the shareholder-approved 2010 LTI Plan provide the Compensation Committee with discretion in implementing a "double-trigger" requirement for the vesting of equity LTI awards following a change in control of Janus; and
  – Adopted compensation governance practices designed to enhance compensation evaluation and decision-making processes, including the regular provision of tally sheets, placing current and accumulated compensation within context and the implementation of a compensation risk assessment process.

The above description of Janus' compensation philosophy and programs is supported by the 2010 pay levels for its named executive officers. Although Janus' revenue increased 20 percent in 2010 and Janus' long-term investment performance remained strong, the Compensation Committee determined that the named executive officers' incentive compensation should be basically flat from 2009 levels in recognition of total company long-term net outflows, profit growth below peer average and not meeting expectations of certain strategic objectives. Janus' accomplishments and challenges are more fully described in the "Executive Summary" of the *Compensation Discussion and Analysis"* section, starting on page 28.

We are presenting the following proposal pursuant to regulations recently adopted by the SEC and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The proposal gives you as a shareholder the opportunity to cast a non-binding advisory vote on the compensation programs for our named executive officers. While the resolution is non-binding and will not directly affect or otherwise limit or enhance any existing compensation or award arrangement of any of our named executive officers, the constructive feedback obtained through the advisory vote process will be taken into account by the Compensation Committee when making future decisions about Janus' executive compensation programs. However, the shareholder vote on executive compensation is not to be construed as overruling a decision by the Company or its Board, and that such non-binding vote does not create or imply any change to the fiduciary duties of the Company or its Board.

> **RESOLVED**, that the shareholders approve, on a non-binding advisory basis, the compensation of the Company's named executive officers, as disclosed in the "Compensation Discussion and Analysis" section, the compensation tables, and any related material disclosed in this Proxy Statement.

Approval of Proposal No. 3 requires the affirmative vote of a majority of the shares present or represented by proxy at the Annual Meeting and entitled to vote on this proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPENSATION, DISCUSSION AND ANALYSIS SECTION, THE COMPENSATION TABLES AND THE RELATED DISCLOSURE CONTAINED IN THIS PROXY STATEMENT.

PROPOSAL NO. 4 – NON-BINDING ADVISORY VOTE ON FREQUENCY OF EXECUTIVE COMPENSATION VOTE

We are presenting the following proposal pursuant to regulations recently adopted by the SEC and as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act that gives you as a shareholder of Janus the non-binding opportunity to inform us as to the frequency of including a proposal, similar to Proposal No. 3, in our proxy statement.

The Board concluded that providing shareholders with a non-binding advisory vote on executive compensation every year will enhance shareholder communication over the next few years and assist the Company in obtaining information on investor sentiment about our executive compensation programs. In a future proxy statement, the Board may recommend a change to the frequency of the shareholders' advisory vote on executive compensation; however, the Board believes an annual vote is appropriate at this time.

> **RESOLVED**, that the shareholders recommend that Janus include an advisory vote on the compensation of Janus' named executive officers pursuant to rules promulgated under the Securities Exchange Act once every:
>
> ☐ year;
>
> ☐ two years;
>
> ☐ three years; or
>
> ☐ abstain.

THE BOARD RECOMMENDS THAT YOU VOTE TO HOLD A NON-BINDING ADVISORY VOTE ON EXECUTIVE COMPENSATION EVERY YEAR (ANNUALLY).

For the purposes of Proposal No. 4, Janus will consider the frequency option selected by the greatest number of the votes cast.

LEGAL PROCEEDINGS

For information concerning legal proceedings involving the Company, please see our financial statements, including Item 3 and Note 17 to the consolidated financial statements, each included in our Annual Report on Form 10-K, filed on February 24, 2011.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and beneficial owners of more than 10 percent of our equity securities to file reports of holdings and transactions in our equity securities with the SEC and the NYSE generally within two business days of a reportable transaction. As a practical matter, the Company seeks to assist its directors and executives by monitoring transactions and completing and filing reports on their behalf. Based solely on its review of Section 16 reports prepared by or furnished to the Company, we believe that all Section 16(a) SEC filing requirements applicable to our directors and executive officers for fiscal year 2010 were timely met.

SHAREHOLDER PROPOSALS FOR THE 2012 ANNUAL MEETING

Under SEC rules, shareholders intending to present a proposal at the 2012 Annual Meeting and have it included in our Proxy Statement pursuant to Rule 14a-8 promulgated under the Securities Exchange Act must submit the proposal in writing to our Secretary, Janus Capital Group Inc., 151 Detroit Street, Denver, Colorado 80206. We must receive the proposal no later than November 17, 2011.

Shareholders intending to present a proposal at the 2012 Annual Meeting but not include it in our Proxy Statement, and shareholders intending to nominate a person for election to the Board of Directors must comply with the requirements set forth in our Bylaws. The Bylaws require, among other things, that a shareholder must submit a written notice of intent to present such a proposal or to make such a nomination and set forth other information specified in the Bylaws. The notice must be received by our Secretary, Janus Capital Group Inc., 151 Detroit Street, Denver, Colorado 80206, no more than 120 days and no less than 90 days prior to the anniversary date of the immediately preceding year's annual meeting. Therefore, we must receive any such notice for the 2012 Annual Meeting no earlier than December 30, 2011, and no later than January 29, 2012. If the notice is received before December 30, 2011, or after January 29, 2012, it will be considered untimely and we will not be required to present the proposal or nominee for voting at the 2012 Annual Meeting. We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

HOUSEHOLDING

Under SEC rules, we are permitted to deliver a single copy of our Notice and, if requested, Proxy Statement to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. This process, called "householding", allows us to reduce the number of copies of these materials that we must print and mail. Even if householding is used, each shareholder will continue to receive, if requested, a separate proxy card or voting instruction card.

We are not householding with respect to this Proxy Statement for those shareholders who hold their shares directly in their own names. If you share the same last name and address with another Company shareholder who also holds his or her shares directly, and you would each like to start householding for our Notice and, if requested, Proxy Statement (if you request it) for your respective accounts, then please contact us at Janus Capital Group Inc., 151 Detroit Street, Denver, Colorado 80206, Attention: Corporate Secretary, 888-834-2536.

Some brokers and nominees who hold Company shares on behalf of shareholders may be participating in the practice of householding the Notice and, if requested, the Proxy Statement for those shareholders. If your household received a single Notice and, if requested, Proxy Statement, but you would like to receive your own copy, please contact us at Janus Capital Group Inc., 151 Detroit Street, Denver, Colorado 80206, Attention: Corporate Secretary, 888-834-2536, and we will promptly send you a copy. If a broker or nominee holds Company shares on your behalf and you share the same last name and address with another shareholder for whom a broker or nominee holds Company shares, and together both of you would like to receive only a single copy of our Notice and, if requested, Proxy Statement, please contact ADP Investor Communication Services at 800-542-1061 and inform them of your request, or contact your broker or nominee as described in the voting instruction card or other information you received from your broker or nominee.

If you consent to householding, your election will remain in effect until you revoke it. Should you later revoke your consent, you will be sent separate copies of those documents that are mailed at least 30 days or more after receipt of your revocation.

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:

**The Notice and Proxy Statement are available at www.proxyvote.com and
on our Web site (http://ir.janus.com/sec.cfm).**

APPENDIX A

LIPPER CHART

Janus Investment Fund ("JIF")

Lipper Rankings Based on Total Returns as of 12/31/10

	PM Inception	Lipper Category	1-Year Percentile Rank (%)	1-Year Rank / Total Funds	3-Year Percentile Rank (%)	3-Year Rank / Total Funds	5-Year Percentile Rank (%)	5-Year Rank / Total Funds	10-Year Percentile Rank (%)	10-Year Rank / Total Funds	Since PM Inception Percentile Rank (%)	Since PM Inception Rank / Total Funds
Growth Funds – Share Class												
Janus Fund – T	Oct-07	Large-Cap Growth Funds	82	703 / 857	58	433 / 753	36	223 / 634	69	264 / 384	56	409 / 736
Janus Forty Fund – S	Dec-07	Large-Cap Growth Funds	100	851 / 857	83	619 / 753	12	70 / 634	4	12 / 384	83	619 / 753
Janus Research Fund – T	Jan-06	Multi-Cap Growth Funds	33	141 / 433	44	156 / 359	21	62 / 298	70	142 / 202	17	50 / 299
Janus Twenty Fund – T[(1)]	Dec-07	Large-Cap Growth Funds	98	836 / 857	69	517 / 753	3	13 / 634	8	28 / 384	69	517 / 753
INTECH RM Growth Fund – S	Jan-03	Multi-Cap Growth Funds	62	265 / 433	70	250 / 359	85	253 / 298	–	– / –	88	218 / 249
Janus Enterprise Fund – T	Oct-07	Mid-Cap Growth Funds	57	239 / 423	44	168 / 387	18	57 / 330	77	160 / 207	34	126 / 380
Janus Triton Fund – T	Jun-06	Small-Cap Growth Funds	30	146 / 499	9	36 / 443	2	4 / 386	–	– / –	1	3 / 396
Janus Venture Fund – T[(1)]	Jul-10	Small-Cap Growth Funds	58	290 / 499	69	306 / 443	18	67 / 386	28	67 / 240		‡
Core Funds – Share Class												
Janus Growth and Income Fund – T	Nov-07	Large-Cap Core Funds	93	994 / 1069	79	718 / 910	86	658 / 768	69	317 / 461	73	656 / 901
Janus Research Core Fund – T	Nov-07	Large-Cap Core Funds	89	951 / 1069	87	784 / 910	74	565 / 768	35	158 / 461	76	680 / 901
Janus Contrarian Fund – T	Feb-00	Multi-Cap Core Funds	91	742 / 816	96	681 / 712	28	161 / 594	17	45 / 277	26	57 / 222
INTECH RM Core Fund – T	Feb-03	Multi-Cap Core Funds	42	342 / 816	62	441 / 712	69	410 / 594	–	– / –	50	185 / 373
Global/International Funds – Share Class												
INTECH RM International Fund – I	May-07	International Funds	55	714 / 1303	56	593 / 1061	–	– / –	–	– / –	54	529 / 987
Janus International Equity Fund – I	Jun-10	International Funds	20	253 / 1303	10	103 / 1061	–	– / –	–	– / –		‡
Janus Overseas Fund – T	Jun-03	International Funds	7	86 / 1303	3	30 / 1061	1	2 / 778	5	20 / 440	1	2 / 588
Janus Worldwide Fund – T	May-10	Global Funds	25	154 / 618	50	221 / 444	56	186 / 335	97	158 / 162		‡
Janus Global Research Fund – T	Feb-05	Global Funds	10	58 / 618	23	98 / 444	5	14 / 335	–	– / –	5	12 / 293
Janus Global Select Fund – T	Dec-07	Global Funds	11	67 / 618	33	144 / 444	4	12 / 335	12	18 / 162	33	144 / 444
Perkins Global Value Fund – T	Apr-05	Global Funds	62	382 / 618	39	171 / 444	53	175 / 335	–	– / –	69	217 / 314
Value Funds – Share Class												
Perkins Large Cap Value Fund – I	Dec-08	Large-Cap Core Funds	66	700 / 1069	–	– / –	–	– / –	–	– / –	65	641 / 997
INTECH RM Value Fund – I	Dec-05	Multi-Cap Value Funds	50	171 / 345	53	152 / 288	50	122 / 244	–	– / –	50	122 / 244
Perkins Mid Cap Value Fund – T	Aug-98	Mid-Cap Value Funds	94	157 / 167	18	26 / 146	14	16 / 114	12	5 / 44	6	2 / 34
Perkins Small Cap Value Fund – T	Feb-97	Small-Cap Core Funds	96	760 / 797	3	17 / 706	11	61 / 569	23	73 / 330	6	8 / 134
Income Funds – Share Class												
Janus High – Yield Fund – T	Dec-03	High Current Yield Funds	19	92 / 485	11	45 / 424	13	44 / 361	43	101 / 238	20	60 / 309
Janus Flexible Bond Fund – T	May-07	Intermediate Investment Grade Debt Funds	53	300 / 567	7	32 / 482	9	33 / 390	11	27 / 257	9	38 / 445
Janus Short – Term Bond Fund – T	May-07	Short Investment Grade Debt Funds	60	150 / 250	5	9 / 218	8	13 / 170	18	17 / 97	8	16 / 215
Specialty Funds – Share Class												
Janus Global Life Sciences Fund – T	Apr-07	Global Health/Biotechnology Funds	11	4 / 37	60	19 / 31	26	7 / 26	60	13 / 21	10	3 / 31
Janus Global Technology Fund – T	Jan-06	Global Science/Technology Funds	33	16 / 48	46	14 / 30	50	15 / 29	85	17 / 19	40	12 / 29
Janus Global Real Estate Fund – I	Nov-07	Global Real Estate Funds	23	23 / 100	2	1 / 71	–	– / –	–	– / –	2	1 / 71
Janus Long/Short Fund – I	Aug-06	Long/Short Equity Funds	63	83 / 131	68	47 / 69	–	– / –	–	– / –	40	14 / 34
Asset Allocation – Share Class												
Janus Dynamic Allocation Fund – I	Sep-08	Mixed-Asset Targe Alloc. Growth Funds	72	400 / 558	–	– / –	–	– / –	–	– / –	53	277 / 524
Janus Growth Allocation – T	Dec-05	Mixed-Asset Targe Alloc. Growth Funds	36	199 / 558	39	195 / 501	2	7 / 412	–	– / –	2	7 / 412
Janus Balanced Fund – T	Apr-05	Mixed-Asset Target Alloc. Mod Funds	95	483 / 510	2	6 / 459	4	13 / 392	14	26 / 192	2	6 / 365
Janus Moderate Allocation – T	Dec-05	Mixed-Asset Target Alloc. Mod Funds	34	172 / 510	7	29 / 459	3	9 / 392	–	– / –	3	9 / 392
Janus Conservative Allocation – T	Dec-05	Mixed-Asset Targe Alloc. Cons Funds	29	133 / 461	13	51 / 397	2	6 / 302	–	– / –	2	6 / 302

Data presented reflects past performance, which is no guarantee of future results.

Lipper, a wholly-owned subsidiary of Thomson Reuters, provides independent insight on global collective investments including mutual funds, retirement funds, hedge funds, fund fees and expenses to the asset management and media communities. Lipper ranks the performance of mutual funds within a classification of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested and do not include the effect of loads. If an expense waiver was in effect, it may have had a material effect on the total return or yield for the period.

Notes:

    (1)   Closed to new investors.

    ‡   In accordance with FINRA regulations, Lipper rankings cannot be publicly disclosed for time periods of less than one year.

Janus Aspen Series ("JAS") Institutional Shares

Lipper Rankings Based
on Total Returns as of 12/31/10

	PM Inception	Lipper Category	1-Year		3-Year		5-Year		10-Year		Since PM Inception	
			Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds
Growth Funds												
Janus Portfolio-Inst	Oct-07	VA Large-Cap Growth	62	141 / 230	47	96 / 207	23	42 / 185	57	60 / 106	44	88 / 202
Forty Portfolio-Inst	Dec-07	VA Large-Cap Growth	100	229 / 230	84	174 / 207	5	8 / 185	5	5 / 106	84	174 / 207
Enterprise Portfolio-Inst	Oct-07	VA Multi-Cap Growth	16	16 / 102	36	31 / 87	13	10 / 78	46	22 / 47	29	25 / 86
Core Funds												
Balanced Portfolio-Inst	Apr-05	VA Mixed-Asset Target Alloc Moderate	94	202 / 216	1	1 / 148	1	1 / 108	12	7 / 58	2	1 / 97
International/Global Funds												
International Growth Portfolio-Inst	Jun-03	VA International	1	1 / 275	1	2 / 219	1	1 / 188	4	4 / 102	1	1 / 160
Worldwide Portfolio-Inst	May-10	VA Global	17	23 / 135	55	56 / 102	69	51 / 73	91	40 / 43	‡	
Global Technology Portfolio-Inst	Jan-06	VA Science & Technology	21	10 / 48	37	17 / 46	29	13 / 44	45	8 / 17	40	18 / 44
Value Funds												
Perkins Mid Cap Value Portfolio-Svc	Dec-02	VA Multi-Cap Core	48	112 / 236	3	5 / 202	3	4 / 161	–	– / –	3	2 / 95
Income Funds												
Flexible Bond Portfolio-Inst	May-07	VA Intermediate Investment Grade Debt	20	16 / 79	5	3 / 68	10	6 / 62	9	3 / 36	8	5 / 68

Data presented reflects past performance, which is no guarantee of future results.

Lipper, a wholly-owned subsidiary of Thomson Reuters, provides independent insight on global collective investments including mutual funds, retirement funds, hedge funds, fund fees and expenses to the asset management and media communities. Lipper ranks the performance of mutual funds within a classification of funds that have similar investment objectives. Rankings are historical with capital gains and dividends reinvested and do not include the effect of loads. If an expense waiver was in effect, it may have had a material effect on the total return or yield for the period.

Note:

‡   In accordance with FINRA regulations, Lipper rankings cannot be publicly disclosed for time periods of less than one year.



JANUS CAPITAL GROUP INC.
151 DETROIT STREET
DENVER, CO 80206

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information by 11:59pm Eastern time on April 27, 2011. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions by 11:59pm Eastern time on April 27, 2011. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees	For	Against	Abstain
a. Paul F. Balser	☐	☐	☐
b. Jeffrey J. Diermeier	☐	☐	☐
c. Glenn S. Schafer	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2. and 3.	For	Against	Abstain
2. Ratify the appointment of Deloitte & Touche LLP as the Janus Capital Group Inc. Independent Auditor for fiscal year 2011.	☐	☐	☐
3. Approve, by non-binding advisory vote, the compensation of the Named Executive Officers (Say-on-Pay).	☐	☐	☐

The Board of Directors recommends you vote 1 YEAR on the following proposal:	1 year	2 years	3 years	Abstain
4 Recommend, by non-binding advisory vote, the frequency of the advisory Say-on-Pay vote.	☐	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

0000091256_1 R1.0.0.11699

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Annual Report, Notice & Proxy Statement is/are available at www.proxyvote.com .

JANUS CAPITAL GROUP INC.
Annual Meeting of Shareholders
April 28, 2011 10:00 AM
This proxy is solicited by the Board of Directors

By signing the proxy, you revoke all prior proxies and appoint Steven L. Scheid and Richard M. Weil, and each acting in the absence of the other, with full power of substitution, to vote your shares on the matters shown on the reverse side and any other matters which may come before the Annual Meeting of Shareholders and all adjournments or postponements.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

0000091256_2 R1.0.0.11699

Continued and to be signed on reverse side